As confidentially submitted to the U.S. Securities and Exchange Commission on January 10, 2025

pursuant to the Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AOJE INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2510	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.443 Donggang Road, Lili Town, Wujiang District,

Suzhou City, Jiangsu Province, China

+0086 4001662017

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[*]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Huan Lou, Esq. David B. Manno, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Telephone: (212) 930-9700	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, New York 10022 Telephone: (212) 530-2206

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS	DATED [*], 2025

AOJE INC.

Class A Ordinary Shares

This is an initial public offering (“IPO”) of the Class A Ordinary Shares (as defined below) of AOJE INC. (“AOJE Cayman” or “Company”), a Cayman Islands exempted company, which conducts substantially all of its operations in China through its operating subsidiaries. Throughout this prospectus, unless the context indicates otherwise, references to “AOJE Cayman” are to AOJE INC., a Cayman Islands exempted company, and references to “we,” “us,” the “Company” or the “Group” are to the combined group of AOJE Cayman and its consolidated subsidiaries.

AOJE Cayman is offering on a firm commitment basis of ____ Class A Ordinary Share. We have granted to the underwriter the option, exercisable for 45 days after the closing of this offering, to purchase up to an additional 15% of the total number of Class A Ordinary Shares to be offered by AOJE Cayman in this offering. Prior to this offering, there has been no public market for AOJE Cayman’s Class A Ordinary Shares or Class B ordinary shares of par value US$0.0001 each (“Class B Ordinary Shares”). We expect the IPO price to be in the range of $      to $       per share. We have reserved the symbol “AOJE” for purposes of listing the Class A Ordinary Shares on the Nasdaq Stock Market LLC (“Nasdaq”) and intend to apply to list the Class A Ordinary Shares on the Nasdaq Capital Market. The IPO is contingent upon receiving authorization to list the Class A Ordinary Shares on a national exchange. There is no guarantee or assurance that the Class A Ordinary Shares will be approved for listing on Nasdaq or any other national stock exchange. There were 7,117,170 Class A Ordinary Shares and 20,382,830 Class B Ordinary Shares issued and outstanding immediately prior to this offering. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to fifteen votes, both voting together as a single class, on all matters that require a shareholder’s vote.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws. We are also a “controlled company” under the Nasdaq listing rules, since Keqiang Cai, our chief executive officer and director, through his holding company Jim Investment Capital Limited, controls a majority of the voting power of our issued and outstanding shares. As such, we are eligible for reduced public company reporting requirements for this and future filings. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company,” “Prospectus Summary—Implications of Being a Foreign Private Issuer,” and “Prospectus Summary—Implications of Being a Controlled Company.”

INVESTORS PURCHASING SECURITIES IN THIS OFFERING ARE PURCHASING SECURITIES OF AOJE CAYMAN, A CAYMAN ISLANDS EXEMPTED COMPANY, RATHER THAN SECURITIES OF AOJE CAYMAN’S SUBSIDIARIES THAT CONDUCT SUBSTANTIVE BUSINESS OPERATIONS IN CHINA. AOJE Cayman is not a Chinese operating company but an exempted company incorporated in the Cayman Islands. This is an offering of the Class A Ordinary Shares of AOJE Cayman, an offshore holding company. You are not investing in any of the Affiliated Entities (defined below). As a holding company with no material operations of its own, AOJE Cayman conducts substantially all of its operations through its Operating Subsidiaries in the PRC. All of our subsidiaries are controlled by AOJE Cayman through, direct or indirect, equity ownership and we do not have any variable interest entity structure. For a description of our corporate structure, see “Business—Our Corporate History and Structure” beginning on page 72.

AOJE Cayman’s Class A Ordinary Shares offered in this prospectus are shares of a company incorporated in the Cayman Islands, and not the shares of its subsidiaries. Because of the Group’s corporate structure, and since our operations are located in the PRC, we are subject to various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. For a description of our corporate structure, see “Business—Our Corporate History and Structure.”

The PRC regulatory authorities initiated a series of regulatory actions and statements to regulate activities in the oversea securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed offshore using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Overseas Listing Trial Measures, AOJE Cayman shall be required to designate an operating subsidiary in the PRC to complete the filing procedures with the CSRC. On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration, published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provisions on Confidentiality and Archives Administration, which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration require that, in the process of overseas offering and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. We will submit a filing with the CSRC in connection with this offering within three working days after the submission and application with the SEC. In addition, we are required to report the offering and listing status to the CSRC after our completion of this offering. If we fail to complete this offering within 12 months from the issuance date of the notification on our completion of the required filing procedures, and the offering is still under progress, we are required to update the filing materials and documents with the CSRC, which may take us additional time to comply with the filing requirements. In addition, the Ministry of Commerce of China (the “MOFCOM”) adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. Our PRC legal counsel has also advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for its approval of this offering and the listing on the Nasdaq under the M&A Rules because the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation. However, our PRC legal counsel has further advised us that how the M&A Rules will be interpreted or implemented in the context of an overseas offering will depend on the regulations effective at that time, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. See “Risk Factors—Risks Related to Doing Business in China.”

Additionally, the PRC regulatory requirements regarding cybersecurity are evolving, including adopting new measures to extend the scope of cybersecurity reviews. We believe we will not be subject to cybersecurity review for this offering with the Cyberspace Administration of China, or the “CAC,” according to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) that became effective on February 15, 2022, considering that (i) we currently do not have personal information of more than one million people and do not anticipate that we will be collecting over one million people’s personal information in the foreseeable future, (ii) we have not been identified as a “critical information infrastructure operator” by any governmental authorities, and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security. See “Risk Factors—Risks Related to Doing Business in China.”

Any failure or perceived failure of us to fully comply with the above regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Cash may be transferred among AOJE Cayman and its subsidiaries in the following manners: (1) funds may be transferred to our Operating Subsidiaries from AOJE Cayman as needed through our subsidiary in Hong Kong in the form of capital contribution or shareholder loans; (2) dividends or other distributions may be paid by our Operating Subsidiaries to AOJE Cayman through our subsidiaries in the Hong Kong; and (3) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. AOJE Cayman and our subsidiaries in Hong Kong are permitted under PRC laws and regulations to provide funding to our subsidiaries in the form of shareholder loans or capital contributions, provided that the applicable filing, registration or approval requirements are satisfied. In the future, cash proceeds raised from financings conducted outside of China, including this offering, may be transferred by AOJE Cayman to our PRC subsidiaries via capital contribution or shareholder loans. As a holding company, AOJE Cayman may rely on dividends and other distributions on equity paid by our operating subsidiaries for its cash and financing requirements. Current PRC regulations permit Chinese companies to distribute dividends only out of their accumulated profits, and additionally, PRC companies are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends. None of our subsidiaries have made any dividends or other distributions to AOJE Cayman as of the date of this prospectus. As of the date of this prospectus, neither AOJE Cayman nor its subsidiaries have made any dividend or distribution to U.S. investors. AOJE Cayman and its subsidiaries currently do not have plans to distribute earnings in the near future. See “Prospectus Summary—Transfer of Cash Through Our Group” beginning on page 5, “Dividend Policy” on page 43 and the consolidated financial statements (“CFS”) and the accompanying footnotes beginning on page F-1 of this prospectus.

Currently, other than complying with applicable PRC laws and regulations, we do not have our own cash management policy and procedures that dictate how funds are transferred. See “Prospectus Summary—Transfer of Cash Through Our Group” beginning on page 5. In addition, our PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC governmental regulation of currency conversion. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to AOJE Cayman. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China, except as otherwise approved by competent PRC governmental authorities to be used to make overseas investment or lend to overseas affiliates, due to the regulations imposed by PRC governmental authorities which may limit our ability to transfer funds, pay dividends or make distribution to AOJE Cayman. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 24.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA, amending the HFCAA and requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, Wei, Wei & Co., LLP, is headquartered in the United States and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the 2021 Determination Report to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. See “Risk Factors—Risks Related to Doing Business in China.”

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” starting on page 16 to read about factors you should consider before investing in our Class A Ordinary Shares.

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price (1)	US$	US$	US$
Underwriter’s discounts (2)	US$	US$	US$
Proceeds to our company before expenses(3)	US$	US$	US$

(1)	Assumed an IPO price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.
(2)	See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.
(3)	The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to This Offering.”

We granted the underwriter an option, exercisable for 45 days from the date of the closing of this offering, to purchase up to an additional 15% of the total number of our Class A Ordinary Shares on the same terms as the other Class A Ordinary Shares being purchased by the underwriter from us. For additional information regarding our arrangement with the underwriter, please see “Underwriting” beginning on page 128.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the shares if any such shares are taken.

If we complete this offering, net proceeds will be delivered to us on the applicable closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures that require to the registration with State Administration for Market Regulation (“SAMR”) in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (the “SAFE”). See the remittance procedures described at page 25, “Risk Factors—Risks Related to Doing Business in China—We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.”

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Class A Ordinary Shares in this offering to purchasers in this offering on or about            , 2025.

Prospectus dated       , 2025

About this Prospectus

This prospectus is part of a registration statement we filed with the SEC. We and the underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States. We are not, and the underwriter is not, making an offer to sell our Class A Ordinary Shares in any jurisdiction where the offer or sale is not permitted.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise:

●	“Affiliated Entities” refers to AOJE BVI, AOJE Hong Kong, AOJE Yingke, Yingtan Topnew, and AOJE Suzhou;

●	“AOJE BVI” refers to AOJEZOR INC., a British Virgin Islands company and a wholly owned subsidiary of AOJE Cayman;

●	“AOJE Hong Kong” refers to Hongkong Aoje investment Limited, a Hong Kong company and a wholly owned subsidiary of AOJE BVI;

●	“AOJE Suzhou” refers to Integrated Demonstration Zone of the Yangtze River Delta (Suzhou Wujiang) Aojezor Research and Development Co., Ltd., a Chinese company and a wholly owned subsidiary of Yingtan Topnew;

●	“AOJE Yingke” refers to Aojie Yingke (Suzhou) New Materials Co., Ltd., a Chinese company and AOJE Hong Kong owns 99% of AOJE Yingke;

●	“China” or “PRC” refers to the People’s Republic of China; the term “Chinese” has a correlative meaning for the purpose of this prospectus; “mainland China” refers to mainland of the People’s Republic of China, for the purposes of this prospectus only, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region; in this prospectus, any PRC laws, rules, regulations, statutes, notices, circulars and court’s judicial interpretation or the like refer to those promulgated by any legislative body, judicial body or governmental authority of mainland China and currently in force as of the date of this prospectus;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region in the PRC;

●	“Operating Subsidiaries” refers to our subsidiaries which directly carry out business operations, being Yingtan Topnew and AOJE Suzhou;

●	“RMB” and “Renminbi” refers to the legal currency of mainland China;

●	“Class A Ordinary Shares” refers to our Class A Ordinary Shares, par value US$0.0001 per share;

●	“we,” “us,” the “Company” or the “Group” refers to AOJE Cayman, AOJE BVI, AOJE Hong Kong, AOJE Yingke, Yingtan Topnew, and AOJE Suzhou; and

●	“Yingtan Topnew” refers to Yingtan Topnew Motor Co., Ltd., a Chinese company and a wholly owned subsidiary of AOJE Yingke.

Substantially all of our business is conducted by our Operating Subsidiaries in the PRC, using RMB, the legal currency of mainland China. Our CFS are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our CFS in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

The English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

I

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

OVERVIEW

AOJE Cayman was incorporated in the Cayman Islands on March 22, 2024. We conduct substantially all of our operations in China through our Operating Subsidiaries in China. The main business of our Operating Subsidiaries is to design, develop, produce and sell antibacterial cabinet products, wrought iron furniture, commutators, copper bars, and other related products in China under our own “AOJEZOR” brand.

Our production facility in China spans over 45,000 square meters and utilizes modern equipment alongside advanced production techniques. See “Business — Our Products and Markets—Manufacturing Process.” As a High and New Technology Enterprises (“HNTE”) in Jiangxi Province, we enjoy a 15% preferential corporate income tax rate. This designation is granted to residential companies that engage in continuous research and development (“R&D”) efforts and drive technological advancements, resulting in the formation of core independent intellectual property rights.

Our approach to R&D is fundamental to our business strategy, emphasizing the acquisition of national invention patents, utility model patents, and multiple industry certifications. This dedication to quality, technological advancement, and high industry standards has propelled us to the forefront of the market, and AOJEZOR brand antibacterial cabinet product has earned the position of a top seller in the “bathroom storage” category on Amazon. This success reflects our reputation for producing reliable, innovative products that meet and exceed customer expectations.

We place great emphasis on practicality, environmental sustainability, and innovation. Our self-developed nano antibacterial panels represent an innovative breakthrough in traditional bathroom materials. Our nano antibacterial panels offer exceptional antibacterial properties, effectively resisting harmful bacteria and providing a solid health barrier for bathroom spaces. Their waterproof characteristics ensure a dry and comfortable bathroom environment, while their anti-mold features keep the space fresh and dry. These qualities have enabled our nano antibacterial panels to successfully replace traditional bathroom materials, bringing transformative changes to bathroom environments. Not only do they enhance both the functionality and aesthetics of the bathroom, but they also provide protection against bacteria, allowing users to enjoy a healthier and more comfortable bathing experience.

Additionally, the raw materials used in our antibacterial cabinets include panels made from processed marine shells. Thanks to their moisture-resistant and antibacterial properties, as well as strict control over harmful substance emissions during production, using the panels made from processed marine shells ensures the environmental friendliness of our products.

We place immense value on customer feedback, viewing it as a critical driver of our R&D efforts. By carefully analyzing user reviews, requests, and satisfaction metrics, we continuously refine our product offerings to address customer needs, preferences, and pain points. Our R&D team works tirelessly to incorporate this valuable input into product designs, functionality improvements, and material upgrades, ensuring that each new product release is a direct response to the evolving demands of our customers.

Our Operating Subsidiaries sell products under our proprietary “AOJEZOR” brand, generating revenue through these sales. Our customer base includes certified distributors and consumers across leading international e-commerce platforms like Temu and Shein, as well as popular Chinese platforms such as Pinduoduo, TikTok, and JD.com. We have also established lasting business relationships with clients in Jiangxi, Zhejiang and Jiangsu. To meet diverse market demands, our Operating Subsidiaries provide tailored design solutions for various customer segments and offer a wide range of consumer goods and raw materials to business clients. The Company had a total of 17 and 11 customers, including distributors and online e-commerce platforms, for the fiscal years ended May 31, 2024 and 2023, respectively. The identification of individual end customers through the online e-commerce platforms is not possible due to the platforms’ privacy policies. However, the Company processed approximately 24,470 orders through all such online e-commerce platforms from April 2023 to May 2024.

Our commitment to innovation and quality is reflected in our broad product range, which includes antibacterial cabinets, end tables, copper bars, commutators, and more. We prioritize innovation based on customer feedback, continually enhancing our product line to meet evolving needs. This approach strengthens our reputation, expands our client base, and attracts new customers. Our vision is to become China’s leading compact and eco-friendly furniture manufacturer, transforming “AOJEZOR” into a household name synonymous with quality, innovation, and dependability in compact and eco-friendly furniture and related products.

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As of May 31, 2024, we had approximately 32 full-time employees. In addition to these full-time employees, the Company has engaged third-party labor service providers to supply additional labor to supply supplemental labor to fulfill its manufacturing workload requirements. Our manufacturing factory is in Yingtan, Jiangxi, the PRC.

OUR PRODUCTS

Our Operating Subsidiaries are dedicated to the independent research, development, and manufacturing of compact and eco-friendly furniture, such as antibacterial cabinets, and a range of industrial products made primarily from copper, such as commutators. We specialize in producing approximately 100 models of antibacterial cabinet products, wrought iron furniture, commutators, copper bars, and other related products. These products are crafted to meet rigorous standards of durability and hygiene, particularly suitable for environments that prioritize cleanliness and antimicrobial properties.

In addition to our commitment to innovation, our Operating Subsidiaries employ advanced technologies and stringent quality control processes to ensure each item meets high industry standards. Our diverse product line caters to a wide range of customer needs, from residential to commercial applications. Our products are distributed and sold internationally, reaching markets across North America, Asia, Europe, Africa, and Australia, which allows us to maintain a strong global presence and serve a varied clientele. Through continuous research and customer feedback, we aim to expand our offerings and maintain our position as a trusted provider of both functional and durable industrial and home-use products.

Our products

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AOJEZOR
Create Your Sweet Home

Our Operating Subsidiaries offer a wide range of antibacterial cabinets, with approximately 100 models available, along with other compact and eco-friendly furniture such as wrought iron furniture, and various copper industrial products, including commutators and copper bars. These products cater to a diverse range of customers around the globe. Our customer base includes certified distributors and consumers across leading international e-commerce platforms like Temu and Shein, as well as popular Chinese platforms such as Pinduoduo, TikTok, and JD.com. The Company had a total of 17 and 11 customers, including distributors and online e-commerce platforms, for the fiscal years ended May 31, 2024 and 2023, respectively. The identification of individual end customers through the online e-commerce platforms is not possible due to the platforms’ privacy policies. However, the Company processed approximately 24,470 orders through all such online e-commerce platforms from April 2023 to May 2024. Our main product categories are as follows:

Antibacterial Cabinet Products

We began designing antibacterial cabinets in 2017, and since then, our product line has expanded, now encompassing approximately 100 distinct models. Each product has been carefully refined and enhanced based on extensive user and customer feedback, allowing us to incorporate features that meet a wide range of customer preferences and practical needs. This interactive design process has enabled us to create a versatile line of cabinets, each model specifically engineered to fit narrow and compact bathroom and kitchen spaces.

Our antibacterial cabinets are made with our self-developed nano antibacterial panels and designed with thoughtful functionality, offering features such as roll-hanging areas, paper drawers, and dedicated storage compartments. This modular approach allows customers to select and combine features that best suit their individual space requirements and organizational needs, ensuring a personalized solution for any home. Whether customers are looking for simple storage or more specialized features, our cabinets provide a tailored experience that adapts to their lifestyle.

These cabinets are ideal for customers with limited bathroom or kitchen space who desire a clean, organized, and hygienic environment. Constructed from high-quality, eco-friendly Polyvinyl Chloride (“PVC”) material, our antibacterial cabinets are 100% recyclable and meet stringent environmental standards. The cabinets are also waterproof, antibacterial, mold-resistant, and highly durable, ensuring they withstand daily use and remain easy to maintain over time. The raw materials used in our antibacterial cabinets include panels made from processed marine shells. Due to their moisture-resistant and antibacterial properties, along with strict control over harmful substance emissions during the production process, using panels made from processed marine shells ensures the product’s environmental friendliness. Each piece is engineered for longevity and functionality, making it a sustainable choice for the modern household.

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Our commitment to safety and quality is demonstrated through our material selection. The PVC material used in our antibacterial cabinets has been certified by the U.S. Environmental Protection Agency (EPA) and has received Global Recycled Standard (GRS) certification, highlighting our dedication to producing eco-friendly and safe products. We choose to cooperate with suppliers who hold these certifications, further verifying our commitment to sustainable practices and the use of environmentally responsible materials.

AOJEZOR Antibacterial Cabinets

Our antibacterial cabinets have earned the title of “Best Seller” in the bathroom organizer category on Amazon across the US and Australia in 2023 and 2024. During Amazon Prime Day on July 12 and 13, 2023, sales of the AOJEZOR brand Antibacterial Cabinets exceeded 13,000 units, reflecting significant demand and demonstrating the product’s widespread popularity and effectiveness.

Wrought iron furniture items

In addition to our antibacterial cabinets, our wrought iron end table has become a top-selling product on Amazon, amassing over 4,000 ratings and maintaining an impressive 4.6-star review from satisfied customers in 2024. This level of positive feedback reflects the quality, durability, and functionality of our products, as well as our commitment to meeting the needs of modern consumers who prioritize both aesthetics and practicality. Our end table’s popularity demonstrates our ability to create high-demand items that fit seamlessly into a variety of home settings, from compact apartments to larger living spaces where versatile furniture solutions are valued.

At AOJE, we are dedicated to designing small furniture that combines form and function, catering especially to customers who live in small spaces or prefer minimalist aesthetics. Our wrought iron furniture is crafted to be compact, lightweight, and easy to assemble, making them ideal for individuals who prioritize convenience and flexibility in their home furnishings. Whether used as a bedside table, a living room accent, or additional storage in any room, our end table is designed to blend effortlessly into any decor style. Its sleek design, sturdy construction, and easy-to-maintain surfaces are particularly appealing to those looking for furniture that adapts to a variety of uses and looks.

AOJEZOR Wrought Iron End Table

Commutators and Copper Bars

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In addition to our expertise in small-space furniture, our Operating Subsidiaries are deeply committed to and highly specialized in the production of a range of copper-based industrial products, including high-performance commutators and copper bars. Leveraging advanced technology and equipment, such as computer numerical control technology (“CNC”) and CNC machines, in our copper processing operations, we have built a reputation for producing high quality copper products that meet industrial standards. Our focus on precision, durability, and reliability ensures that each product we manufacture consistently meets the needs of our clients in various sectors.

Our commutators, in particular, are designed to perform exceptionally well in demanding applications. Widely used in the automotive industry, these commutators are essential components in a variety of electric motors, from starter motors in vehicles to generators in industrial settings. We manufacture our commutators with exacting standards to ensure they provide consistent, high-efficiency performance, reducing wear and extending the operational life of the motors in which they are used. These characteristics have made our commutators a trusted choice not only in automotive manufacturing but also in the broader electrical and mechanical industries, where reliability and longevity are critical.

In addition to commutators, we produce copper bars of exceptional quality, carefully crafted for a wide range of industrial applications. Our copper bars are manufactured with meticulous attention to purity and consistency, providing conductivity and durability. This makes them suitable for use in power generation, electrical wiring, and other high-demand applications where quality copper is essential. By adhering to stringent quality control standards, we ensure that each copper bar we produce meets the specifications and performance requirements of our clients, giving them confidence in the durability and efficiency of the materials they use.

OUR STRENGTHS AND STRATEGIES

We believe the following strengths contributed to our continuous growth and differentiates us from our competitors:

●	Our Company independently developed nano antibacterial panels. With their outstanding antibacterial, waterproof, and anti-mold properties, these panels have successfully replaced traditional furniture materials, setting a new standard for bathroom environments.

●	We have over 5 years of operational history in the compact and eco-friendly furniture industry and years of operational history in the copper industry and are increasing our domestic market share in China and the U.S.

●	Our high-quality products and capabilities distinguish us from our competitors and have won recognition from our customers.

●	We have continuously improved and accumulated substantial internal expertise and technical knowhow. At present, our Operating Subsidiaries own or have right to use an aggregate of 32 registered trademarks, 87 registered patents and copyrights, and 1 registered domain name.

●	We have evolved our business model and revenue model to meet customer needs and provide more diverse offerings, which also diversifies our revenue streams.

The main focus of our business strategies includes the following:

●	increasing the Company’s market share in China and the U.S.;

●	developing the Company’s new products and models;

●	seeking opportunities for cooperation with famous domestic furniture company; and

●	providing high customer satisfaction through our products.

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CORPORATE HISTORY AND STRUCTURE

Our Corporate History and Structure

AOJE Cayman was incorporated under the laws of the Cayman Islands on March 22, 2024 as an exempted company and structured as a holding company. Our Operating Subsidiaries, Yingtan Topnew and AOJE Suzhou, were incorporated on May 9, 2019 and February 20, 2024, respectively, and are our operating entities in the PRC. In 2024, we conducted a corporate reorganization to prepare for this listing and offering, pursuant to which the shareholders of Yingtan Topnew incorporated their individual holding companies and transferred their equity interests in Yingtan Topnew to AOJE Yingke such that Yingtan Topnew became an indirect subsidiary of the Cayman Islands holding company, AOJE Cayman (the “IPO Reorganization Process”). AOJE Cayman further undertook a share capital reorganization in December 2024 and issued new shares to certain pre-IPO investors, following which AOJE Cayman’s authorized share capital is US$50,000 divided into (i) 470,000,000 Class A Ordinary Shares of par value US$0.0001 each (“Class A Ordinary Shares”), of which 7,117,170 Class A Ordinary Shares are issued and outstanding, and (ii) 30,000,000 Class B Ordinary Shares of par value US$0.0001 each (“Class B Ordinary Shares”), of which 20,382,830 Class B Ordinary Shares are issued and outstanding. The registered office of the Company is at the offices of ICS Corporate Services (Cayman) Limited of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

Our Subsidiaries

AOJE BVI was incorporated on March 28, 2024 under the laws of British Virgin Islands. AOJE BVI is a wholly owned subsidiary of AOJE Cayman. It is an investment holding company and is not actively engaging in any business.

AOJE Hong Kong was incorporated on May 10, 2024, under the laws of Hong Kong. AOJE Hong Kong is a wholly owned subsidiary of AOJE BVI. It is a holding company and is not actively engaging in any business.

AOJE Yingke was incorporated on December 5, 2024, under the laws of the PRC. AOJE Yingke, a 99%-owned subsidiary of AOJE HK. Longyan Dubaite Qipei Co., Ltd. (“Dubaite”) and Guixi Jimu Asset Management Partnership (General Partnership) (“Jimu Asset”) owns 0.67% and 0.33% of AOJE Yingke, respectively. AOJE Yingke is a holding company and not presently engaged in any active business operations.

Yingtan Topnew was incorporated on May 9, 2019, under the laws of the PRC. Yingtan Topnew became wholly owned subsidiary of AOJE Yingke during the Company’s IPO Reorganization Process and is our operating entity.

AOJE Suzhou was incorporated on February 20, 2024, under the laws of the PRC. AOJE Suzhou became a wholly owned subsidiary of Yingtan Topnew during the Company’s IPO Reorganization Process and is our operating entity. Although AOJE Suzhou is a newly established entity, the Company plans to develop it as the main R&D center. AOJE Suzhou will become a key component of the Company’s approach to becoming an innovation-driven entity. The Company also plans to expand personnel at AOJE Suzhou in the near future, positioning it as the entity responsible for applying for the Company’s new intellectual property, while also actively pursuing third-party collaborations to drive business development.

The following diagram illustrates our current corporate structure and existing shareholders and their equity interest percentage of each corporate entity listed herein as of the date of this prospectus, prior to completion of the offering:

The following diagram illustrates our corporate structure and shareholders and their equity interest percentage of each corporate entity listed herein immediately after completion of the offering (assuming no exercise of the over-allotment option):

For a detailed description of our corporate structure, see “Business—Our Corporate History and Structure” and “Principal Shareholders.”

Transfer of Cash Through our Group

Cash may be transferred among AOJE Cayman and its subsidiaries in the following manners: (1) funds may be transferred to our Operating Subsidiaries from AOJE Cayman as needed through our subsidiaries in Hong Kong in the form of capital contributions or shareholder loans; (2) dividends or other distributions may be paid by our Operating Subsidiaries to AOJE Cayman through our subsidiaries in Hong Kong; and (3) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. AOJE Cayman is a holding company with no material operations of its own, and its ability to pay dividends and to service any debt it may incur overseas largely depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to AOJE Cayman.

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Cash from AOJE Cayman to Subsidiaries. AOJE Cayman is not prohibited under the laws of the Cayman Islands and its memorandum and articles of association to provide funding to its subsidiaries in the form of loans or capital contributions, without restrictions on the amount of the funds. AOJE Cayman and its Hong Kong subsidiaries are permitted under PRC laws and regulations to provide funding to the PRC subsidiaries in the form of shareholder loans or capital contributions, provided that the applicable filing, registration or approval requirements are satisfied. According to the PRC regulations related to foreign investment and foreign currency, any funds that AOJE Cayman and its Hong Kong subsidiaries transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the PRC regulations on foreign-invested enterprises in China, there are no quantity limits on the ability of AOJE Cayman and its Hong Kong subsidiaries to make capital contributions to our PRC subsidiaries in the form of an increase in registered capital. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash from Subsidiaries to AOJE Cayman. As a holding company, AOJE Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Current PRC regulations permit our PRC subsidiaries to distribute dividends only out of their accumulated profits, and additionally, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such reserves are not distributable as cash dividends. In addition, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

Under our current corporate structure, AOJE Cayman may rely on dividend payments from our Operating Subsidiaries to fund cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to AOJE Cayman’s shareholders or to service any debt it may incur. As of the date of this prospectus, there were no material cash flows between AOJE Cayman, the Cayman Islands holding company, and any of its subsidiaries.

As of the date of this prospectus, for the past three fiscal years, none of our subsidiaries have declared any dividends or made other distributions to AOJE Cayman or their respective shareholders, nor have AOJE Cayman or any of our subsidiaries paid dividends or made other distributions to U.S. investors. We intend to retain our available funds and any future earnings after this offering and cash proceeds from financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay cash dividends in the near future. See “Dividend Policy” on page 43.

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In addition, our PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC governmental regulation of currency conversion. As a result, any restriction on currency exchange may prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, and we may not be able to transfer cash out of China or pay dividends in foreign currencies to our shareholders. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China, except as otherwise approved by competent PRC governmental authorities to be used to make overseas investment or lend to overseas affiliates, due to the regulations imposed by PRC governmental authorities which may limit our ability to transfer funds, pay dividends or make distribution to AOJE Cayman . See “Risk Factors—Risks Related to Doing Business in China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CORPORATE INFORMATION

Our principal executive office is located at AOJE Yingke, No.443 Donggang Road, Lili Town, Wujiang District, Suzhou City, Jiangsu Province, China. Our telephone number at this address is +0086 4001662017. Our registered office in the Cayman Islands is at ICS Corporate Services (Cayman) Limited of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. The legal name of AOJE Cayman is AOJE INC. and we operate our business under the commercial name “AOJEZOR.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is topnewem.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is [*].

Recent Regulatory Developments

PRC Regulations on Overseas Listings

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and to strengthen supervision over overseas listings by Chinese companies, and pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information.

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In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications. According to the Overseas Listing Trial Measures, AOJE Cayman shall be required to designate an Operating Subsidiary in the PRC to complete the filing procedures with the CSRC. We will submit a filing with the CSRC in connection with this offering within three working days after the submission and application with the SEC. We are not able to guarantee that we will obtain such filings, approval or complete such review or other procedure timely or at all. In addition, we are required to report the offering and listing status to the CSRC after our completion of this offering. If we fail to complete this offering within 12 months from the issuance date of notification on our completion of the required filing procedures, and the offering is still under progress, we are required to update the filing materials with the CSRC. See “Regulations—Regulations on Overseas Listing” on page 93.

The Holding Foreign Companies Accountable Act

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 18, 2020, the HFCAA was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years. In June 2021, the Senate passed the AHFCAA, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years.

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that issued the audit report in this prospectus, is an auditor of certain companies that are traded publicly in the United States, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in United States and has been inspected by the PCAOB on a regular basis. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China of the PRC and Hong Kong. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

The recent developments add uncertainties to our offering and we cannot assure you whether Nasdaq would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting (“ICFR”). The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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Implications of being a Foreign Private Issuer

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of being a CONTROLLED company

Under the Nasdaq listing rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We may be deemed a controlled company because we anticipate that Keqiang Cai, our CEO and Director, through his holding company Jim Investment Capital Limited, will control more than 50% of our voting power following the completion of this offering.

For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirement that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For details, see “Risk Factors— Risks Related to an Investment in Our Class A Ordinary Shares and this Offering—As a ‘controlled company’ under the rules of the Nasdaq Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and the reports. The “Industry Overview” section of this prospectus contains statistical data and estimates published by HK Credible Market Research Co., Limited, an independent research firm, to whom we paid a fee. HK Credible Market Research Co., Limited’s report includes information and an overview of Eco-friendly Furniture Market. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. However, we acknowledge our responsibility for all disclosures in this prospectus. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

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Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

RISK FACTORS

We face the following risks and uncertainties in achieving our business objectives and executing our business strategies. For details of each of these bulleted risk factors, see “Risk Factors—Risks Related to Our Business and Industry” under the same subheadings.

●	A significant portion of our revenue is derived from one large customer, and we do not have a long-term agreement with this key customer and rely upon our longstanding relationship with it. If we lose this customer, our results of operations will be adversely and materially impacted (see page 16 of this prospectus).

●	Changes in economic conditions in the industries and markets served by our customers could adversely affect demand for our products (see page 16 of this prospectus).

●	Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on living spaces and home exteriors, and adverse trends in, among other things, the health of the economy, consumer confidence, discretionary spending and institutional funding constraints could have a material adverse effect on our business (see page 16 of this prospectus).

●	The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations (see page 16 of this prospectus).

●	If we fail to develop new and improved products successfully, or if we fail to effectively manage the introduction of new products and the supply of our ongoing product assortment, our business, financial condition and results of operations could suffer (see page 17 of this prospectus).

●	We may experience material disruptions to our manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results (see page 17 of this prospectus).

●	We depend on third parties for transportation services, and the lack of availability and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations (see page 18 of this prospectus).

●	Concentration in suppliers, shortages in supply, price increases or deviations in the quality of raw materials used to manufacture our products could adversely affect our sales and operating results (see page 18 of this prospectus).

●	Supply chain issues as a result of a reliance on a limited base of warehousing and transportation services may result in product shortages or disruptions to our business or increased prices (see page 19 of this prospectus).

●	Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business (see page 19 of this prospectus).

●	Our business would suffer if we do not effectively manage changes in our manufacturing processes resulting from growth of our business, cost savings and integration initiatives and the introduction of new technologies and products (see page 19 of this prospectus).

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (see page 20 of this prospectus).

●	We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services (see page 21 of this prospectus).

●	Our ability to attract and retain skilled workers may impact growth potential and profitability (see page 21 of this prospectus).

●	Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all (see page 21 of this prospectus).

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●	If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations (see page 22 of this prospectus).

Our Operating Subsidiaries are based in mainland China and the substantially all of our operations are conducted in China by our Operating Subsidiaries, so we face risks related to doing business in China in general, including, but not limited to, the following:

●	Because substantially all of our operations are in mainland China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of the conduct of our business and our operation, which could result in a material change in our operations and/or the value of our securities (see page 22 of this prospectus).

●	Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations (see page 23 of this prospectus).

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see page 24 of this prospectus).

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws (see page 24 of this prospectus).

●	We may be affected by the currency conversion system (see page 25 of this prospectus).

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner (see page 25 of this prospectus).

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law (see page 25 of this prospectus).

●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the amount of proceeds we will receive after the currency exchange from U.S. dollars to RMB (see page 26 of this prospectus).

●	The PRC Foreign Investment Law and the M&A Rules may impact the viability of our current corporate structure and operations (see page 26 of this prospectus).

●	If we become subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve such matters, which could harm our business operations, stock price and reputation (see page 26 of this prospectus).

●	The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities are required in connection with this offering under PRC laws, regulations, and rules (see page 27 of this prospectus).

●	The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors which are not inspected by the PCAOB. These developments could add uncertainties to our offering and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Class A Ordinary Shares may be subject to delisting (see page 27 of this prospectus).

●	Increases in labor costs in the PRC may adversely affect our business and our profitability (see page 28 of this prospectus).

●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties (see page 28 of this prospectus).

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●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties (see page 28 of this prospectus).

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions (see page 29 of this prospectus).

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws (see page 29 of this prospectus).

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws (see page 29 of this prospectus).

●	It may be difficult for overseas regulators to directly conduct investigation or collect evidence within China (see page 30 of this prospectus).

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong (see page 30 of this prospectus).

●	Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders (see page 31 of this prospectus).

●	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A Ordinary Shares (see page 31 of this prospectus).

●	In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering (see page 32 of this prospectus).

●	Failure to comply with PRC property-related laws and regulations regarding certain of our leased properties may adversely affect our business, financial condition and results of operations (see page 34 of this prospectus).

●	Overdue loans may adversely affect our financial condition and our business (see page 35 of this prospectus).

●	Previously provided loans to our former shareholders may adversely affect our financial condition and our business (see page 35 of this prospectus).

●	Failing to obtain a food business license during the reporting periods may expose us to penalties (see page 35 of this prospectus).

●	Investors in this offering are not buying shares of our Operating Subsidiaries in the PRC, but instead are buying Class A Ordinary Shares of AOJE Cayman (see page 35 of this prospectus).

In addition to the risks described above, AOJE Cayman is a holding company incorporated in the Cayman Islands with substantially all of its Operating Subsidiaries incorporated in the PRC. As a result of this corporate structure, investors face risks investing in our securities and in this offering. For details of each of these bulleted risk factors, see “Risk Factors—Risks Related to an Investment in Our Class A Ordinary Shares and this Offering” under the same subheadings.

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●	Our chief executive officer and director, Keqiang Cai, through his holding company, Jim Investment Capital Limited, controls a majority of the voting power of our issued and outstanding shares and will be able to influence our management and affairs and all matters requiring shareholder approval (see page 35 of this prospectus).

●	There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you have paid, or at all (see page 35 of this prospectus).

●	The IPO price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile (see page 35 of this prospectus).

●	You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased (see page 36 of this prospectus).

●	Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline (see page 36 of this prospectus).

●	We have not historically declared or paid dividends on our Class A Ordinary Shares and, consequently, your ability to achieve a return on your investment will primarily depend on appreciation in the price of our Class A Ordinary Shares (see page 36 of this prospectus).

●	If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports regarding our Class A Ordinary Shares or business operations, the price and/or trading volume of our Class A Ordinary Shares could decline (see page 36 of this prospectus).

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the IPO price (see page 36 of this prospectus).

●	We may encounter extreme stock price volatility unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (see page 37 of this prospectus).

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares (see page 37 of this prospectus).

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares (see page 38 of this prospectus).

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company” (see page 38 of this prospectus).

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 38 of this prospectus).

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer (see page 39 of this prospectus).

●	As a “controlled company” under the rules of the Nasdaq Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders (see page 39 of this prospectus).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences (see page 39 of this prospectus).

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 40 of this prospectus).

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control (see page 40 of this prospectus).

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings called by shareholders (see page 41 of this prospectus).

●	Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the lock-up requirement and Rule 144 (see page 41 of this prospectus).

●	If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 41 of this prospectus).

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

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THE OFFERING

Class A Ordinary Shares offered by us	Class A Ordinary Shares, or Class A Ordinary Shares if the underwriter exercises the over- allotment option in full.

Price per Ordinary Share	We currently estimate the IPO price will be between US$ and US$ per Ordinary Share.

Over-Allotment	We have granted to the underwriter the option, exercisable for 45 days after the closing of this offering, to purchase up to an additional 15% of the total number of Class A Ordinary Shares to be offered by AOJE Cayman in this offering.

Authorized Capital	As of the date of this prospectus, our authorized share capital is US$50,000 divided into (i) 470,000,000 Class A Ordinary Shares of par value US$0.0001 each, and (ii) 30,000,000 Class B Ordinary Shares of par value US$0.0001 each. See “Description of Share Capital and Certain Cayman Islands Company Considerations.”

Class A Ordinary Shares outstanding prior to completion of this offering	As of the date of this prospectus, we have 7,117,170 Class A Ordinary Shares and 20,382,830 Class B Ordinary Shares issued and outstanding, prior to completion of this offering.

Class A Ordinary Shares outstanding immediately after completion of the Offering

                Class A Ordinary Shares (or               Class A Ordinary                Shares if the underwriter exercise its option to purchase additional Class A Ordinary Shares in full) and 20,382,830 Class B Ordinary Shares. Our executive officer, Keqiang Cai, will beneficially own 20,382,830 of our Class B Ordinary Shares and    % of the total voting power of our issued and outstanding share capital in aggregate immediately following the completion of this offering, assuming the underwriter does not exercise the option to purchase additional Class A Ordinary Shares. See “Description of Share Capital and Certain Cayman Islands Company Considerations.”

Voting Rights

Each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is entitled to fifteen votes per share, both voting together as a single class, on all matters that require a shareholder’s vote.

Concentration of Ownership	Our principal shareholders will beneficially own approximately % to % of the total outstanding voting power, depending on whether the underwriter exercises its over-allotment option in full or not, following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for votes, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Share Capital and Certain Cayman Islands Company Considerations” for additional information.

Lock-up period

Each of the Company and any of its successors has agreed, for a period of three months from the closing of this offering, not to (i) offer, sell or otherwise transfer or dispose of, directly or indirectly, any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company; or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company.

Our directors, executive officers, and shareholders of more than 5% of the Class A Ordinary Shares, have agreed with the underwriter not to sell, transfer or dispose of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company for six months from the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We intend to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market.

Nasdaq Capital Market Symbol	We have reserved “AOJE” as our ticker symbol.

Transfer Agent	[*]

Use of proceeds	We intend to use the proceeds from this offering for (i) research and development; (ii) expanding business to customer (“B2C”) market; (iii) marketing and brand building; (iv) assets accumulation; (v) and general working capital and contingency funds. See “Use of Proceeds” for more information.

Risk factors	Investing in our Class A Ordinary Shares involves a high degree of risk and purchasers of our Class A Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares beginning on page 16.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenue, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract and maintain clients, further enhance our brand recognition; and

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in eco-friendly furniture industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance.

This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. However, we acknowledge our responsibility for all disclosures in this prospectus. Statistical data in these publications also may include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements except as required by applicable law.

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RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and our CFS and related notes included elsewhere in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A Ordinary Shares could decline due to any of these risks, and as a result you may lose all or part of your investment. This prospectus also contains forward-looking statements relating to events subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face described below.

Risks Related to Our Business and Industry

A significant portion of our revenue is derived from one large customer, and we do not have a long-term agreement with this key customer and rely upon our longstanding relationship with it. If we lose this customer, our results of operations will be adversely and materially impacted.

We have one significant customer, Guixi Brand New Trading Co., Ltd. (“Guixi Brand”), which was a related party prior to June 2023 and has historically contributed substantially to our annual revenue. For the years ended May 31, 2024 and 2023, sales to Guixi Brand was 84.2% and 97.0% of the Company’s total sales, respectively. We do not have a long-term agreement with Guixi Brand; instead, Guixi Brand enters into specific purchase agreements with us on an as-needed basis. These agreements outline the purchase amount, delivery schedule, payment terms, and methods of acceptance, among other details. We rely primarily upon our goodwill and past performance to sustain our business relationship with Guixi Brand. Although we have had a stable relationship with Guixi Brand since May 2020 and strive to maintain our relationship, there is no guarantee that such relationship will not deteriorate or be terminated in the future. Our results of operations will be adversely and materially impacted if Guixi Brand reduces or stops their purchases from us.

Changes in economic conditions in the industries and markets served by our customers could adversely affect demand for our products.

The furniture industry is subject to cyclical variations in the global economy and to uncertainty regarding future economic prospects. Our business is affected by the number of orders we are able to secure from our customers, which is determined by the level of our customers’ business activity. Our customers’ level of business activity is in turn determined by the level of consumer spending in the markets our customers serve. Home furnishings generally are considered a postponable purchase by most consumers. Economic downturns could affect discretionary consumer spending habits by decreasing the overall demand for home furnishings. Any significant or prolonged decline of the economy in any international market in which our products are sold will affect disposable income and spending by consumers in these markets and may lead to a decrease in demand for consumer products. To the extent that such decrease in demand for consumer products translates into a decline in the demand for home furnishings, our sales and financial performance could be adversely affected. Any economic downturn also could negatively impact our primary customers, furniture wholesalers, distributors and retailers, possibly resulting in a decrease in our sales or earnings. Changes in interest rates, consumer confidence, new housing starts, existing home sales, the availability of consumer credit and geopolitical factors could have particularly significant effects on our consolidated financial condition, results of operations and cash flows. Any decline in economic activity and conditions in the industries and markets served by our customers and in which we operate may reduce demand for our products and could adversely affect our financial condition and results of operations.

Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on living spaces and home exteriors, and adverse trends in, among other things, the health of the economy, consumer confidence, discretionary spending and institutional funding constraints could have a material adverse effect on our business.

Demand for our products is significantly influenced by a number of economic factors affecting our customers and consumers. Demand for our products depends in part on the level of residential improvement and consumer spending, and in particular, the amount of spending living spaces and home exteriors. Home improvement is affected by, among other things, interest rates, consumer confidence and spending habits, demographic trends, unemployment rates, tariffs, industrial production levels and general economic conditions. Negative trends in any of these economic factors could have a material adverse effect on our business, financial condition and results of operations.

Sales of our products also depend on lifestyle and design trends and the extent to which consumers prioritize spending to enhance living spaces for their homes. While we believe consumer preferences have increased spending on living and home exteriors in recent years, the level of spending could decrease in the future. Decreased spending on living spaces and home exteriors, generally or as a percentage of home improvement activity, may decrease demand for our products and could have a material adverse effect on our business, financial condition and results of operations.

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

On February 24, 2022, Russian military forces commenced a military operation in Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Russia’s recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others:

●	blocking sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system) and certain Russian businesses, some of which have significant financial and trade ties to the European Union;

●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities; and

●	blocking of Russia’s foreign currency reserves as well as expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

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The situation is rapidly evolving as a result of the conflict in Ukraine, and the United States, the European Union, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations.

If we fail to develop new and improved products successfully, or if we fail to effectively manage the introduction of new products and the supply of our ongoing product assortment, our business, financial condition and results of operations could suffer.

Our continued success depends on our ability to identify or predict the products that will appeal to the changing preferences of our customers and consumers, such as homeowners, and to continue to innovate and introduce improved products into existing product lines as well as in new product categories. We may not be successful in anticipating these needs or preferences or in developing new and improved products. Additionally, our success is dependent on our ability to predict demand for and manage the supply of our ongoing product assortment. If we do not respond effectively to changing market trends, demands and preferences and to actions by competitors by introducing competitive new products, our business, financial condition and results of operations would suffer.

Even if we introduce new products, consumers may not choose our new products over existing products. In addition, competitors may introduce new or improved products that could replace or reduce demand for our products or develop proprietary changes in manufacturing technologies that may render our products too expensive to compete effectively. In addition, when we introduce new products, we must effectively anticipate and manage the effect of new product introductions on sales of our existing products. If new products displace sales of existing products more broadly or rapidly than anticipated, we may have excess inventory of existing products and be required to reduce prices on such products, which could adversely affect our results of operations.

Moreover, we may introduce new products with initially lower gross margins with the expectation that the gross margins associated with those products may improve over time as we improve our manufacturing efficiency for those products. If we are unable to improve manufacturing efficiency and achieve satisfactory gross margins on new products, our results of operations would be adversely affected.

In the past we have devoted, and in the future we expect to continue to devote, significant resources to developing new products. However, we cannot be sure that we will successfully complete the development and testing of new products and be able to release the products when anticipated or at all. From time to time, we may make investments in the development of products we ultimately determine not to release resulting in write-downs of inventory and related assets.

We may experience material disruptions to our manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

We rely primarily upon our manufacturing facility located in Jiangxi, China, to operate our business and produce our products. While we seek to operate our facility in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facility, a material disruption at our manufacturing facility could prevent us from meeting customer demand, reduce our sales and negatively impact our financial results. Our manufacturing facility, or any of our machines within our otherwise operational facility, could cease operations unexpectedly due to a number of events, including: prolonged power failures; equipment failures; disruptions in the transportation infrastructure including roads, bridges, railroad tracks; and fires, floods, earthquakes, acts of war, or other catastrophes. Our future growth strategy includes an anticipated expansion of manufacturing capacity to meet increasing demand for our existing products. Any projects undertaken by us to increase such capacity may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any such material disruption may prevent us from shipping our products on a timely basis, reduce our sales and market share and negatively impact our financial results.

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We depend on third parties for transportation services, and the lack of availability and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.

Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel.

If the required supply of transportation services is unavailable when needed, we may be unable to sell our products when they are requested by our customers. In that event, we may be required to reduce the price of the affected products, seek alternative and, potentially more costly, transportation services or be unable to sell the affected products. Similarly, if any of these transportation providers were unavailable to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, a significant increase in transportation rates or fuel surcharges could adversely affect our profitability. Any of these events could have a material adverse effect on our business and results of operations.

Concentration in suppliers, shortages in supply, price increases or deviations in the quality of raw materials used to manufacture our products could adversely affect our sales and operating results.

The primary raw materials used in our products are various PVC materials and copper. Our agreements with key suppliers are generally short-term in nature, with framework contract terms typically spanning a duration of one year, subject to annual renewal upon mutual agreement. We obtain certain raw materials from a single or a limited number of suppliers. In particular, we rely on a single supplier for most metal components. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into, and we cannot be sure we will be able to identify alternative sources of supply rapidly, without incurring significant costs or at all.

In the event of an industry-wide general shortage of our raw materials, a shortage affecting or discontinuation in providing any such raw materials by one or more of our suppliers or a supplier’s declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms.

In addition, significant increases in the cost of the raw materials used to manufacture our products could adversely affect our operating results. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Our results of operations have been affected in the past by changes in the cost of PVC materials and copper, and we expect that our results of operations in the future will continue to be affected by changes in the cost of PVC materials and copper. In the event of an increase in the cost of PVC materials and copper or other raw materials, we may not be able to recover the increases through corresponding increases in the prices of our products. Even if we are able to increase prices over time, we may not be able to increase prices as rapidly as the increase in our costs. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of PVC materials and copper and some of the other raw materials that we use in the manufacture of our products.

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Supply chain issues as a result of a reliance on a limited base of warehousing and transportation services may result in product shortages or disruptions to our business or increased prices.

Our operations are dependent upon the availability of warehousing space and transportation services on reasonable terms and at reasonable prices, which are subject to availability and price fluctuations influenced by changes in demand, supply shortages, changes in fuel prices, work stoppages, operating hazards and interstate transportation and workplace safety and operating regulations. We could experience material disruptions in production and other supply chain issues, including as a result of supply chain dependencies, which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected if we are unable to contract with warehouses and transportation suppliers at the quantity and price levels needed for our business, if any of our key warehouses or transportation suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, or if any environmental, economic or other outside factors impact our supply chain and operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facility or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses.

The competition for skilled manufacturing, sales and other personnel can be intense in the regions in which our manufacturing facility is located. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force or increases in the salaries and wages that we must pay, or both. If we are unable to hire skilled manufacturing, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

Our business would suffer if we do not effectively manage changes in our manufacturing processes resulting from growth of our business, cost savings and integration initiatives and the introduction of new technologies and products.

We continually review our manufacturing operations in an effort to achieve increased manufacturing efficiency, to integrate new technologies and to address changes in our product lines, including the introduction of new products, and in market demand. Periodic manufacturing integrations, realignments and cost-savings programs, including the addition of manufacturing lines and the consolidation, integration and upgrading of facilities, functions, systems and procedures, and other changes could involve substantial planning, often require capital investments and could adversely affect our operating efficiency and results of operations during the periods in which such programs are being implemented. Our ability to achieve cost savings or other benefits within the time frames we anticipate is subject to many estimates and assumptions, a number of which are subject to significant economic, competitive and other uncertainties. If these investments and other changes are not effectively integrated into our manufacturing processes, we may suffer from production delays, lower efficiency and manufacturing yields, increased costs and reduced revenue.

We expect our business to experience significant growth in the short-, medium-, and long-term due to continuing demand for our existing products and the introduction of new products into our product offerings. We continually work to address changes in our product lines and market demand. As we increase our manufacturing capacity to meet market demand or to manufacture new products, we may face unanticipated manufacturing challenges as production volume increases or new technologies are introduced. For instance, we could experience delays in launching new products at scale, or new products may initially be more costly to produce than existing products. Additionally, our continued growth may also place stress on our ability to adequately manage our operations, quality of products, safety and regulatory compliance. Any inability to effectively manage our growth, changes in our manufacturing processes and enhance efficiencies may adversely affect our business, financial condition and results of operations. Additionally, because we heavily invest in our business to support our significant expected growth, if the growth of our business in the short-, medium- or long-term is less than anticipated, it may have an adverse effect on our business, financial condition and results of operations.

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We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, domain name, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws to protect our proprietary rights.

As China has a “first to file” trademark registration system and there may be trademarks similar to ours which were registered in the same categories, we may not be able to successfully register our trademarks in such categories and may be exposed to the risk that we are held to be infringing third-party trademark rights. Moreover, for our trademarks unregistered in China, we may not be able to prevent a third-party from using our brand. We believe our trademarks are vital to our business.

There have been no instances of trademark infringement asserted against us to date. However, if any third-party brings trademark infringement against us in connection with our use of any of the unregistered trademarks, we may face civil and administrative liabilities under the PRC Trademark Law. We may also be ordered to abandon any product alleged or held to infringe upon third parties’ legal interests, or redesign our products or processes to avoid assertion of infringement and compensate for losses of such third parties up to RMB5 million, and may be ordered to eliminate any negative impact. In addition, we may be subject to various administrative liabilities including, among others, imposition of fines with a maximum of five times of illegal turnover if such illegal turnover exceeds RMB50,000, or RMB250,000 if such illegal turnover is less than RMB50,000. Any of these liabilities may disrupt our business operations and materially and adversely affect our reputation, financial condition and operating results. Even if we are successful in defending against such claims, legal proceedings could result in substantial costs and be a distraction to our management.

Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights arising from breach of contract or third-party infringement, such litigation could result in substantial costs and a diversion of our managerial and financial resources and could put our intellectual property at risk of being invalidated or narrowed in scope. We cannot assure you that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

Our Group is smaller than certain of our other competitors. As a result, we are heavily dependent upon our ability to attract, retain and motivate skilled personnel. Many of our personnel possess skills that would be valuable to all companies engaged in the eco-friendly furniture industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract or assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our products could be materially impaired.

Our ability to attract and retain skilled workers may impact growth potential and profitability.

Our ability to be productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is, in part, impacted by our ability to increase our labor force. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If labor shortages continue or a significant increase in wages occur, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all.

We may require additional cash resources due to changed business conditions, implementation of our growth strategy or potential investments or acquisitions we may pursue. To meet our capital needs, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities or other securities convertible into such equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

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If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our Operating Subsidiaries and substantially all of our assets that are significant to the operation of our business are held by our Operating Subsidiaries. If any of our Operating Subsidiaries becomes bankrupt and all or part of its assets become subject to the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of the Operating Subsidiaries undergoes a voluntary or involuntary liquidation proceeding, third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business operations, financial performance and the market prices of our Class A Ordinary Shares.

Risks Related to Doing Business in China

Because substantially all of our operations are in mainland China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of the conduct of our business and our operation, which could result in a material change in our operations and/or the value of our securities.

As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which evolve from time to time. The PRC regulatory authorities have the power to supervise the conduct of our business. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

● Delay or impede our development,

● Result in negative publicity or increase our operating costs,

● Require significant management time and attention, and

● Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, may restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could

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decrease demand for our products, reduce revenue, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and the value of our Class A Ordinary Shares could materially decrease.

Our ability to operate in China may be adversely affected by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local regulatory authorities of China may impose new regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

We have been conducting necessary self-inspection and rectifications. We cannot guarantee you we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. To comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to adverse influence in operating our current business and pursuing our investment and acquisition strategy.

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PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. For example, any capital contributions to our PRC subsidiaries must be reported with MOFCOM afterwards or its local counterparts, and registered with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, any loan provided by us to our PRC subsidiaries cannot exceed the difference between its total investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of their net worth, and must be registered with SAFE or its local counterparts. In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, whether we can provide prompt financial support to our PRC subsidiaries when needed is determined by the applicable PRC law and regulations. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allowed FIEs to settle their foreign exchange capital at their discretion, but continued to prohibit FIEs from using funds denominated in RMB converted from any foreign currency for expenditures beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of SAFE Circular 19 could result in serious monetary or other penalties. On June 9, 2016, SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the SAFE on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Foreign invested enterprises that are not classified as investment companies are allowed to make domestic equity investments by using their capital, provided that they are not in violation of the prevailing special administrative measures for access to foreign investments (negative list), and provided that the relevant domestic investment projects are authentic and in compliance with the relevant regulations.

If our subsidiaries in PRC requires financial support from AOJE Cayman, AOJE BVI or AOJE Hong Kong in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund their operations will be subject to statutory limits and restrictions, including those described above.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC subsidiaries may be restricted in the ability to distribute to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries as well. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange regulations.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in the Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our Company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, all of our shareholders or beneficial owners who are PRC residents or entities have complied with the SAFE regulations. However, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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We may be affected by the currency conversion system.

Except as otherwise approved by competent PRC governmental authorities to be used to make overseas investment or lend to overseas affiliates, the PRC government imposes regulation on the conversion of the RMB into foreign currencies and the remittance of currencies out of the mainland PRC. Our PRC subsidiaries receive substantially all of their revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements AOJE Cayman may have, AOJE Cayman may rely on dividend payments from the subsidiaries. As such we may convert a portion of the subsidiaries’ revenue into other currencies to meet the foreign currency obligations, such as payments of dividends, if any. Shortages in the availability of foreign currency may restrict the ability of the subsidiaries to remit sufficient foreign currency to pay dividends or other payments to AOJE Cayman. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the subsidiaries are able to pay dividends in foreign currencies to AOJE Cayman without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the mainland PRC complies with certain procedures under PRC foreign exchange regulations. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also regulate access in the future to foreign currencies for current account transactions. If the foreign exchange regulation system limits the subsidiaries from obtaining sufficient foreign currencies to satisfy its foreign currency demand, the subsidiaries may not be able to pay dividends in foreign currencies to AOJE Cayman shareholders. In addition, the PRC Enterprise Income Tax Law, or the “EIT Law,” and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

We plan to remit the proceeds of this offering back to China, and the process for sending funds of such scale to China may take several months after the closing of this offering. AOJE Cayman may make advances or additional capital contributions to our subsidiaries while the remittance of the offering proceeds is in process. For example, loans by us or additional capital contribution to our subsidiaries in China cannot exceed the PRC statutory limits, while the shareholder loan must be also registered with the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of their net worth as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. The PRC regulatory clearance on the transfer of the offering proceeds to the PRC may delay our deployment of such capital and therefore may negatively affect our business growth strategy as planned.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with any future offering, we may be subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We may also be subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the amount of proceeds we will receive after the currency exchange from U.S. dollars to RMB.

Our business is conducted in the PRC, our internal books and records are recorded in RMB, which is the legal currency of the mainland PRC, and the audited CFS that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and U.S. dollars would affect the value of our assets and the results of our operations denominated in United States dollars. The value of the RMB against the United States dollars and other currencies fluctuates and is affected by, among other things, perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition presented in U.S. dollars. Further, we will need to convert the net proceeds denominated in U.S. dollars we receive in this offering into RMB in order to use the funds for our business in the PRC. Any decrease in the conversion rate from the United States dollars to the RMB would reduce the amount of net proceeds in RMB we would receive after the currency conversion and therefore adversely affect our ability to implement our plan to use such proceeds from the offering.

The PRC Foreign Investment Law and the M&A Rules may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020 and the M&A Rules. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, we cannot assure you whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. The M&A Rules specify that where a foreign investor acquires a domestic enterprise through a foreign-invested enterprise established by it within China, it shall apply to the Interim Provisions on Domestic Investment by Foreign-invested Enterprises. If any case is not covered by the aforesaid provisions, it shall apply to the M&A Rules by reference. While we have completed the Company’s IPO reorganization, with the consequence that AOJE Yingke, Yingtan Topnew and AOJE Suzhou are our legally owned subsidiaries in China, we cannot assure you whether we comply fully with all laws and regulations during the reorganization process. Our PRC legal counsel has further advised us that how the M&A Rules will be interpreted or implemented in the context of an acquisition actions of foreign investors will depend on the regulations effective at that time, and whether the Company’s IPO reorganization complies with or falls in the M&A Rules is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of our shares. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the shares you invest in may significantly decline or become worthless.

If we become subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve such matters, which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and U.S. regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective ICFR, inadequate corporate governance policies and, in many cases, allegations of fraudulent activities. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have experienced and may experience in the future high volatility in trading prices and market value and, in some cases, may be subject to the delisting procedures from the national stock exchanges. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our business and stock prices when listed on a national stock exchange. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or false, we will have to expend significant capital and time to investigate such allegations and defend our company. If such allegations are proven to have merit, we and our business operations could be severely affected and you could sustain a significant loss in your investment in our Class A Ordinary Shares.

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The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities are required in connection with this offering under PRC laws, regulations, and rules.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website. Pursuant to the Overseas Listing Trial Measures, beginning March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC jointly with other relevant governmental authorities, promulgated the Provisions on Confidentiality and Archives Administration, which took effect on March 31, 2023. According to the Provisions on Confidentiality and Archives Administration, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Provisions on Confidentiality and Archives Administration provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

As advised by our PRC legal counsel, according to the relevant PRC laws and regulations as of the date of this prospectus, we shall fulfill the filing procedure with the CSRC in accordance with the Overseas Listing Trial Measures. We cannot assure you whether it would be possible for us to complete the filing, or how long it will take us to do so. Failure to complete the required filing may result in an investigation by the relevant authorities, as well as fines or penalties, and could lead to an order prohibiting us from conducting an offering. These risks have the potential to cause a material adverse change in our operations and the value of our Class A Ordinary Shares. Moreover, they could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors which are not inspected by the PCAOB. These developments could add uncertainties to our offering and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Class A Ordinary Shares may be subject to delisting.

On December 18, 2020, the HFCAA was signed by President Donald Trump and became law. This legislation requires certain issuers to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm that is not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trading on a national stock exchange.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020. In June 2021, the Senate passed the AHFCAA, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA, reducing the time period for the delisting of foreign companies under the HFCAA to two consecutive, instead of three years.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework.

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On December 15, 2022, the PCAOB announced it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Wei, Wei & Co., LLP, is an independent registered public accounting firm with the PCAOB and is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments may have added uncertainties to our proposed offering, to which Nasdaq may apply additional and more stringent criteria with respect to our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to their audits. If independent registered public accounting firm fails to permit PCAOB to inspect its firm, our Class A Ordinary Shares may be subject to delisting by the stock exchange where such Class A Ordinary Shares will be listed.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years, which is expected to continue to grow. The average wage level for our employees has also increased in recent years. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our services or products, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefits of our employees. Pursuant to the PRC Labor Contract Law and its rules, employers are subject to requirements in terms of labor contracts, minimum wages, payments of remuneration, terms of probation and unilateral termination of labor contracts. In the event we decide to terminate some of our employees or otherwise alter our employment or labor practices, the PRC Labor Contract Law and regulations may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the periodic amendments of the PRC Labor Contract Laws and regulations continue evolving, we cannot assure you that our employment practice does not and will not violate such rules and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare payment obligations, and contribute to the plans in such amounts in relation to their employees’ salaries, as specified by the local government where the business operations are. Historically, we did not complete the relevant employee benefit plan registrations for some of our employees in China, and the social insurance and housing fund contributions we paid for certain of our employees may be found inadequate under PRC law. If we fail to make social insurance contributions in full and on time, the relevant administrative authorities may demand us to pay a late payment fee that equals to 0.05% of the outstanding amount for each day of delay. If we fail to make such payment within the deadline, the relevant administrative authorities may impose a fine that equals to one to three times of the outstanding amount. Pursuant to relevant PRC laws and regulations, if we fail to make housing provident fund contributions in full, the housing provident fund management center may demand us to pay and deposit the relevant amount within a stipulated deadline. If we fail to pay and deposit the relevant amount within the deadline, it may apply to a PRC court for compulsory enforcement. As of the date of this prospectus, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for our historical shortfall in social insurance and housing fund contribution. However, we cannot assure you that local authorities will not impose penalties or other administrative actions on us for our historical noncompliance. If local authorities determine that we failed to make adequate contributions to any employee benefits as required by relevant PRC regulations in the future, we may be subject to penalties and fines and/or catch-up contributions to certain employee benefit plans. A large lump sum payment obligation due to certain labor law violations will likely negatively affect our financial condition and results of operations.

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Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rules”), replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to complete the SAFE registrations may subject us to fines and legal sanctions and additional restrictions on such shareholders’ ability to exercise their stock options or remit proceeds gained from the sale of their securities into the PRC. We may also face regulatory requirement that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

AOJE Cayman is a company incorporated under the laws of the Cayman Islands, but we generate substantially all of our revenue from China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Mainland PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

We currently have one subsidiary incorporated Hong Kong, AOJE Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

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The common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

It may be difficult for overseas regulators to directly conduct investigation or collect evidence within China.

In China, the action to providing information needed for regulatory investigations or litigation initiated by regulators outside China shall comply with the applicable PRC law and regulations. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, we cannot assure you such cooperation with the securities regulatory authorities in the Unities States. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law that became effective in January 2008 and last amended in 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Administrative Measures for Income Tax on Chinese- controlled Resident Enterprises Incorporated Overseas (Trial Implementation), known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

We believe neither we nor any of our offshore subsidiaries are a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities. If the PRC tax authorities determine we and/or our offshore subsidiaries are a PRC resident enterprise for enterprise income tax, we and/or our offshore subsidiaries should follow a number of unfavorable PRC tax consequences. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. We cannot assure you whether any of our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, neither AOJE Cayman nor our Hong Kong subsidiaries were notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A Ordinary Shares.

Under the EIT Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

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Although substantially all of our business operations are in China, we cannot assure you whether the dividends we pay with respect to our Class A Ordinary Shares, or the gains realized from the transfer of our Class A Ordinary Shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Class A Ordinary Shares or on dividends paid to our non-resident investors, the value of your investment in our Class A Ordinary Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements. Non-PRC resident enterprises that are entitled to be taxed at a reduced rate under an applicable income tax treaty may apply to the PRC tax authorities for a refund of any amount withheld in excess of the applicable treaty rate, and payment of such refund will be subject to the PRC tax authorities’ verification.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the SAT, if the PRC tax authorities determine that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance cybersecurity and address any issues caused by security failures.

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In addition, a number of regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective September 1, 2021. Pursuant to such regulations, “critical information infrastructure” means any important network facilities or information systems of important industries or fields such as public communication and information service, transport, communications, water resources, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation were issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation is newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime is subject to the rules in effect at that time. Therefore, we cannot assure you whether we would be deemed as a critical information infrastructure operator under PRC law.

According to the Cybersecurity Review Measures, we believe we will not be subject to the cybersecurity review by the CAC for this offering, given that: (i) we currently do not have personal information of more than one million people and do not anticipate we will be collecting over one million people’s personal information in the foreseeable future, (ii) we have not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security. Therefore, we believe that we have complied with the regulations and policies issued by the CAC as of the date of this prospectus.

However, the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a “critical information infrastructure operator.” We may experience disruptions to our operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to our Nasdaq listing, negative impacts on our share trading prices and diversion of our managerial and financial resources.

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In addition, the Company as a corporate group currently operates substantially all of its operations in Mainland China. We think that the legal and operational risks associated with operating in mainland China also may apply to AOJE Hong Kong’s activities in Hong Kong. However, we believe, without in reliance on the opinion of Hong Kong legal counsel, that any commensurate laws or regulations or regulatory actions in Hong Kong related to data security concerns in Hong Kong may have very minimum impact or no impact at all on the Company’s business and this offering because we currently do not have and do not plan to conduct any substantial or material operation, including any data-related operations, in Hong Kong.

Failure to comply with PRC property-related laws and regulations regarding certain of our properties may adversely affect our business, financial condition and results of operations.

We leased and purchased certain properties in the PRC in connection with our business operations. See “Business—Properties.” The factory buildings we purchased for production and operation have not yet obtained the real estate right certificates from the transferor. Some of these factory buildings have not gone through the necessary procedures such as construction planning, construction permits, and completion acceptance as required by PRC laws and regulations. We cannot assure you that the transferor will complete the necessary procedures or obtain the property ownership certificate in the future. If the transferor fails to complete the necessary procedures or obtain the property ownership certificate, the government may reclaim the land, demolish the buildings, or order a cessation of use, which could have a negative impact on our operations. As of the date of the prospectus, we have not received any similar notices from relevant government departments.

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Overdue loans may adversely affect our financial condition and our business.

We have borrowed from the Jiangxi Province Guixi Economic Development Zone Management Committee (“Guixi EDZMC”) and secured these loans with some of our equipment as collateral. These loans matured in 2023 but were not repaid as scheduled. As of May 31, 2023, the two outstanding loans payable to Guixi EDZMC were RMB8.5 million (approximately $1.16 million) and RMB1.6 million (approximately $220,000). In December 2023, the Company made a repayment of RMB1.0 million (approximately $0.14 million), reducing the outstanding balance to RMB9.1 million in total (approximately $1.2 million in total) as of May 31, 2024. This remaining balance has been fully classified as current liabilities in our CFS. Certain machinery was pledged as collateral for these loans, with a carrying value of $2.6 million as of May 31, 2024. According to relevant agreements, if we fail to comply with the repayment terms, we may be claimed for repayment in full, payment of penalties, or disposal of the mortgaged equipment, which may adversely affect our financial condition and our business. As of the date of this prospectus, we have not received any claims.

Previously provided loans to our former shareholders may adversely affect our financial condition and our business.

We have previously provided loans to our former shareholders. According to PRC regulations, if enterprises engage in unauthorized lending and borrowing, the PBOC shall impose a fine on the lender at one to five times the illegal income and prohibit such activities. Therefore, these loans could be prohibited and fined. As of the date of this prospectus, all loans previously provided to our former shareholders have been repaid in full, we have no outstanding loans with our former shareholders, and we have not received any penalties.

Failing to obtain a food business license during the reporting periods may expose us to penalties.

We began using our internal employee cafeteria in October 2023, but did not apply for and obtain the food business license until December 17, 2024. Due to PRC regulations, our failure to obtain a food business license during the reporting period may result in the confiscation of illegal income, food produced and operated illegally, and tools, equipment, raw materials, and other items used for illegal production and operation, as well as fines. As of the date of this prospectus, we have not received any of the aforementioned penalties.

Investors in this offering are not buying shares of our Operating Subsidiaries in the PRC, but instead are buying Class A Ordinary Shares of AOJE Cayman.

Investors in this offering are not buying shares of our Operating Subsidiaries in the PRC which directly own our assets and generate the revenue of our Group, but instead are buying Class A Ordinary Shares of AOJE Cayman, a holding company that owns 100% of the outstanding equity interests in AOJE BVI. AOJE BVI, in turn, owns 100% of the outstanding equity interests in AOJE Hong Kong, and AOJE Hong Kong owns 99% of the outstanding equity interests in AOJE Yingke, which collectively own the equity interests in our Operating Subsidiaries. Should any or part of this holding structure become invalid, illegal or unenforceable under the laws, regulations or policies of PRC, the market price of our Class A Ordinary Shares shall be likely to be adversely affected and the value of such shall decline greatly or even become completely worthless. As a result, you may lose part or all of your investment in our Class A Ordinary Shares.

Risks Related to an Investment in Our Class A Ordinary Shares and this Offering

Our chief executive officer and director, Keqiang Cai, through his holding company, Jim Investment Capital Limited, controls a majority of the voting power of our issued and outstanding shares and will be able to influence our management and affairs and all matters requiring shareholder approval.

Jim Investment Capital Limited, solely owned by Keqiang Cai, our CEO and director, has the ability to control the outcome of all matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This consolidated control could prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other shareholders support or result in the consummation of such a transaction that our other shareholders do not support. This concentrated control may also discourage a potential investor from acquiring our Class A Ordinary Shares, as Keqiang Cai will likely retain a substantial portion of the voting power of our shares and might harm the trading price of our Class A Ordinary Shares. In addition, Keqiang Cai has the ability to control the management and major strategic investments of our Company as a result of his position as our CEO and his ability to vote as a shareholder and control the election or, in some cases, the replacement of our directors. As a board member and officer, Keqiang Cai owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Keqiang Cai is entitled to vote his shares, in his own interests, which may not always be in the interests of our shareholders generally. This may mean that minority shareholders of AOJE Cayman will have limited control and power to affect the management and strategic director of our Company, which may affect the demand and trading price of our Class A Ordinary Shares, and potentially our business, financial condition and results of operations.

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you have paid, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. However, an active public market for our Class A Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The IPO price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The IPO price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the IPO price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

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You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The IPO price of our Class A Ordinary Shares is substantially higher than the net tangible book value per Ordinary Share. Consequently, when you purchase our Class A Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution. See “Dilution” on page 45. In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding warrants or options we may grant from time to time.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. As of the date of this prospectus, there are 7,117,170 Class A Ordinary Shares issued and outstanding. Class A Ordinary Shares are expected to be outstanding immediately after the consummation of this offering, assuming the underwriter does not exercise its over-allotment, and Class A Ordinary Shares are expected to be outstanding immediately after the consummation of this offering, assuming the underwriter exercises its over-allotment option in full. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We have not historically declared or paid dividends on our Class A Ordinary Shares and, consequently, your ability to achieve a return on your investment will primarily depend on appreciation in the price of our Class A Ordinary Shares.

We have not historically declared or paid dividends on our Class A Ordinary Shares. We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the near future. Therefore, the success of an investment in our Class A Ordinary Shares will mainly depend upon any future appreciation in their value. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of the Company’s board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s board of directors may deem relevant.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports regarding our Class A Ordinary Shares or business operations, the price and/or trading volume of our Class A Ordinary Shares could decline.

The trading market for our Class A Ordinary Shares may be affected in part by the research reports that industry or securities analysts publish about our Class A Ordinary Shares or our business. We do not have any control over these analysts or their reports. If one or more of the analysts who cover us downgrade our Class A Ordinary Shares or share negative information about us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on our Class A Ordinary Shares, our visibility in the financial markets may decline, which could lead to the decreases of the trading price and trading volume of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the IPO price.

The IPO price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may deviate substantially from the market price of our Class A Ordinary Shares following our IPO. If you purchase our Class A Ordinary Shares in our IPO, you may not be able to resell those shares at or above the IPO price. We cannot assure you that the IPO price of our Class A Ordinary Shares, or the market price following our IPO, will equal or exceed the prices in the private offering transactions of our Ordinary Share prior to our IPO. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

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●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including wars, incidents of terrorism, epidemics, earthquakes or other Acts of God.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the financial performance of those companies. In the past, shareholders have filed securities class actions following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may encounter extreme stock price volatility unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Prior to this offering, there was no public market for our Class A Ordinary Shares. The IPO price for our Class A Ordinary Shares sold in this offering will be determined by negotiation between the underwriter and us. This IPO price may not reflect the market price of our Class A Ordinary Shares following this offering.

In 2022, there were recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to those companies’ performance following a number of recent IPOs. After the consummation of this offering, our Class A Ordinary Shares may in the future experience extreme volatility, such as rapid stock price run-ups and declines that may not be related to the operating performance of the issuer. The potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. Also, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we may choose to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers which are required to comply with the effective dates for new or revised accounting standards applicable to public companies. This may make affect the quality of our disclosure and make our Class A Ordinary Shares less attractive to investors. See “Prospectus Summary—Implications of Our Being an Emerging Growth Company.”

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Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate we will use the net proceeds from this offering for working capital and other corporate purposes as set forth in the “Use of Proceeds” on page 42. Our management will have significant discretion as to the use of the net proceeds from this offering and could spend the proceeds in ways that may not improve our results of operations or enhance the market price of our Class A Ordinary Shares in the near future.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the applicable stock exchange, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We expect to incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s ICFR and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions under Section 16 of the Exchange Act. In addition, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future due to changes to our operations and other factors. Should we cease being a foreign private issuer, we will incur additional significant legal, accounting and related expenses, which may adversely affect our results of operations in the future.

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As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing on the Nasdaq. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to those requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as approval on equity incentive plans, material revisions to those plans, and certain ordinary share issuances. We may consider following home country practice in the future in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us available to the public shareholders than if we were a U.S. domestic issuer. We are exempt from:

●	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months from the end of each fiscal year. However, the information we are required to file with the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same level of protections or information that would be made available to you if we were a U.S. domestic issuer.

As a “controlled company” under the rules of the Nasdaq Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Keqiang Cai, our CEO and Director, through his holding company Jim Investment Capital Limited controls a majority of the voting power of our issued and outstanding shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Listing Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could afford less protection to our public shareholders than a non-controlled company due to the possibility of us opting for the “controlled company” exemption.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation, such as us, will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or are held for the production of passive income is at least 50%.

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Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation—United States Federal Income Taxation—PFIC Rules.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

AOJE Cayman is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (as revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands may have a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, without any further vote or action by our shareholders; and
●	provisions that limit the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

40

You may be unable to present proposals before annual general meetings or extraordinary general meetings called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. AOJE Cayman’s amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of the total number of issued and paid up voting shares (which include the Class A Ordinary Shares and Class B Ordinary Shares), to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 clear days is required for the convening of our general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, holding at least one-third of the total number of issued and paid up voting shares (which include the Class A Ordinary Shares and Class B Ordinary Shares) carrying the right to vote at a general meeting of AOJE Cayman. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day of the meeting.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the lock-up requirement and Rule 144.

Our pre-IPO shareholders who purchased our Class A Ordinary Shares in pre-IPO private offerings may be able to sell their Class A Ordinary Shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) after completion of this offering. Because these shareholders have paid a lower price per share than the IPO price, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of our Class A Ordinary Shares following completion of the offering, to the detriment of investors in this offering. We issued 7,117,170 Class A Ordinary Shares to our pre-IPO shareholders. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the applicable holding periods, as well as the respective lock-up periods required as part of our underwriting agreement with our underwriter. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities or subsequently delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of May 31, 2024, management of the Company identified the following material weaknesses in internal control over financial reporting: (i) lack of sufficient competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to address complex U.S.GAAP technical accounting issues and to prepare and review consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; (ii) lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process; (iii) lack of internal audit function to establish a formal risk assessment process and internal control framework; and (iv) lack of evidence by the Board to approve certain significant transactions.

In order to address and resolve the foregoing material weakness, we plan to take certain remedial measures including (i) hiring internal qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

41

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately US$     , or approximately US$     if the underwriter exercise its over-allotment option in full, after deducting underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	Approximately 20% for R&D;

●	Approximately 45% for expanding B2C market;

●	Approximately 10% for marketing and brand building;

●	Approximately 15% for assets accumulation ; and

●	Approximately 10% for general working capital and contingency funds.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering.

Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits, debt instruments or other financial instruments and products.

In using the proceeds of this offering, AOJE Cayman is permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through shareholder loans or capital contributions. Subject to satisfaction of applicable filing, registration or approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund its capital expenditures or working capital. We cannot assure you we will be able to obtain these filing, registrations or approvals on a timely basis, if at all, which may delay or prevent us from providing the proceeds of this offering to our PRC subsidiaries. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Risk Factors—Risks Related to Doing Business in China—We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.”

42

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the near future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries and our Operating Subsidiaries in the PRC.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to our Hong Kong subsidiaries only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends.

The value of the RMB is subject to changes of central government policies and international economics and political developments affecting supply and demand in the China foreign exchange trading system market. In addition, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC governmental regulation of currency conversion. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to AOJE Cayman. Furthermore, if our subsidiaries and the affiliates in the PRC incur debts in the future, the debt instruments may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our Class A Ordinary Shares, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Taxation—People’s Republic of China Enterprise Taxation.”

43

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of May 31, 2024:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the sale of Class A Ordinary Shares by us in this offering at the assumed IPO price of $ per share, and to reflect the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and offering expenses payable by us.

You should read this capitalization table together with our CFS and the related notes appearing elsewhere in this prospectus, “Use of Proceeds” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included elsewhere in this prospectus.

	As of May 31, 2024
	Actual (1)		As adjusted (Over-allotment option not exercised) (2)		As adjusted (Over-allotment option exercised in full) (3)
	RMB	US$	RMB	US$	RMB	US$
Debt:
Short-term bank borrowings	26,000,000	3,590,665
Current portion of long-term debts	9,100,000	1,256,732
Total Debts	35,100,000	4,847,397
Class A ordinary shares	5,149	712
Class B ordinary shares	14,732	2,038
Additional paid-in capital	53,840,119	7,676,903
Statutory reserves	4,092,883	593,243
Retained earnings	37, 146,623	4,807,142
Accumulated other comprehensive loss	-	-492,951
Total AOJE Cayman shareholders’ equity	91,099,506	12,587,087
Non-controlling interests	920,197	121,061
Total shareholders’ equity	92,019,703	12,708,148
Total capitalization	127,119,703	17,555,545

(1)

AOJE Cayman is a Cayman Islands exempted company incorporated on March 22, 2024. The information herein is presented as if AOJE Cayman was incorporated and was the holding company of our Group as of May 31, 2024, and as if our corporate and share capital reorganization was completed as of May 31, 2024.

(2)	Reflects the sale of [*] new Class A Ordinary Shares in this offering after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriter’s over- allotment option has not been exercised. The as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[*], which are calculated as follows: $[*] of gross offering proceeds, less underwriting discounts of [*], underwriter non-accountable expense allowance of $[*], and estimated offering expenses of $ [*]. The as adjusted total equity of $ is the sum of the net proceeds of $[*] and the actual equity of $[*].

(3)	In the event that the underwriter’s over-allotment option is exercised in full, a total of [*] new Class A Ordinary Shares will be issued and we estimate that the net proceeds will be approximately $[*], which are calculated as follows: $[*] gross offering proceeds, less underwriting discounts of $[*], underwriter non-accountable expense allowance of $[*], and estimated offering expenses of approximately $[*].

44

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the IPO price per Class A Ordinary Share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the IPO price per Class A Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of May 31, 2024 was $[*], or $[*] per Class A and Class B Ordinary Share, as presented on a retroactive basis to reflect the share capital reorganization where we established our dual-class share structure and pre-IPO share sale in December 2024 following which AOJE Cayman had 7,117,170 Class A Ordinary Shares and 20,382,830 Class B Ordinary Shares issued and outstanding. Net tangible book value is the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the IPO price per Class A Ordinary Share and after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of Class A Ordinary Shares offered in this offering based on the IPO price of $ per Class A Ordinary Share after deduction of the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses including out-of-pocket expense payable by us, our as adjusted net tangible book value as of May 31, 2024, would be approximately $  , or $   per issued and outstanding Ordinary Share. This is an immediate increase in net tangible book value of $ per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $ per Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Without Over-Allotment	With Over-Allotment Exercised in Full
Assumed IPO price per Class A Ordinary Share	$	$
Net tangible book value per Ordinary Share as of May 31, 2024	$	$
As adjusted net tangible book value per Ordinary Share attributable to existing shareholders from this offering	$	$
As adjusted net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following charts illustrate our as-adjusted proportionate ownership as of May 31, 2024, upon completion of this offering by existing shareholders and investors in this Offering, compared to the relative amounts paid by each group. The charts reflect payment by existing shareholders as of the date the consideration was received and by investors in this offering at the assumed offering price without deduction of underwriting discount, non-accountable expense allowance or expenses. The chart further assumes no changes in net tangible book value other than those resulting from the offering and the over-allotment option is not exercised.

Without Over-Allotment

	Class A Ordinary Shares Purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share

Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%

With Over-Allotment Exercised in Full

	Class A Ordinary Shares Purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share

Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%

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ENFORCEABILITY OF CIVIL LIABILITIES

AOJE Cayman is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. AOJE Cayman is incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands may have a less developed body of securities laws as compared to the United States and may provide significantly less protection for investors than the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or substantially all of the PRC officers’ and directors’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon AOJE Cayman or these persons, or to enforce judgments against AOJE Cayman or them obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We appointed [*] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

The recognition and enforcement of foreign judgments is provided for under the PRC Civil Procedure Law. Mainland PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures based on either the treaties between China and the country where the judgment is made or the reciprocity between two jurisdictions.

As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, we cannot assure you whether the courts of the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments.

Appleby, our counsel with respect to the laws of the Cayman Islands, has advised that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company on the basis of documents in a U.S. court will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. There may be uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

In addition, our investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Furthermore, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our CFS and related notes that appear in this prospectus. In addition to historical CFS, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section. All amounts included herein with respect to the fiscal years ended May 31, 2024 and 2023 are derived from our audited CFS included elsewhere in this prospectus. Our financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated in the Cayman Islands, with operations conducted in China through our primary Operating Subsidiaries, Yingtan Topnew and AOJE Suzhou, established in May 2019 and February 20, 2024, respectively. We specialize in developing and supplying a range of household products and industrial components under our brand, AOJEZOR, primarily targeting the home goods and copper-related industrial markets. Our three primary product lines include: antibacterial cabinet products, wrought iron furniture items, and commutator, copper material and related products:

Antibacterial cabinet products: These products are designed specifically for home bathroom storage and are highly popular in North America, Australia, Japan, and other regions. They are primarily sold through Amazon and other mainstream e-commerce platforms. Antibacterial cabinets have ranked among the top sellers in the bathroom storage category. They are available in over 40 online stores and are distributed to customers in more than 20 countries worldwide.

Wrought iron furniture items: Known for their aesthetic appeal and functionality, these products are widely used in homes, hotels, and various commercial environments. Like our antibacterial cabinet products, wrought iron furniture is primarily distributed through Amazon and other major e-commerce platforms. Both product lines serve individual consumers worldwide.

Commutator, copper material and related products: This product line includes motor commutators used in automotive systems, copper materials, and other copper-related products. These items are primarily sold to corporate clients for further use in their manufacturing processes. While this product line constitutes a smaller portion of our overall business, it reflects the Company’s strategic positioning in Guixi, Jiangxi Province, known as the “Copper Capital of the World,” and remains integral to our heritage and operations.

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Our production facility is in Guixi City, Jiangxi Province, China, where we employ efficient manufacturing processes and automated machinery to achieve consistent quality across various product specifications. Our R&D team, consisting of professionals with expertise in material science, automation, and other relevant fields, focuses on continuous product improvements that align with consumer preferences. Advanced design and manufacturing systems are utilized to ensure accurate production and adherence to design specifications.

Through these capabilities, the Company aims to remain a trusted supplier in both the household and industrial component markets, with a particular focus on the North American market, where our products have gained favorable recognition. We strive to meet evolving consumer needs through dependable quality and strict quality control practices.

To improve our technical capabilities and service quality, we are committed to advancing the development and production of our product lines through continuous technological improvements. We believe that the design and quality of our products are essential to the performance and reliability of our customers’ applications. Our technical team works closely with clients, analyzing technical requirements and providing solutions that enhance product efficiency and safety. Additionally, we believe our research and patents in the field have contributed to the recognition we have received from our customers.

Our revenue primarily comes from the sale of antibacterial cabinet products, wrought iron furniture items, and commutator, copper material and related products, each tailored to meet specific market demands. For the years ended May 31, 2024 and 2023:

This diversification reflects our ability to adapt to market demands while maintaining a strong foundation in both the household and industrial markets.

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Our Organization

The following diagram illustrates our current corporate structure and existing shareholders and their equity interest percentage of each corporate entity listed herein as of the date of this prospectus, prior to completion of the offering:

Factors Affecting Our Results of Operations

Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services

Our primary raw materials consist of PVC antibacterial boards (used for antibacterial cabinet products), copper rods and bars (used for motor commutators), and cold-rolled steel plates and tubes (used for wrought iron furniture products). The cost of these raw materials represents a significant portion of our total cost of revenue.

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We are subject to fluctuations in the prices of raw materials, transportation, and other essential supplies or services due to factors beyond our control, such as government policies, inflation, and changes in supply and demand dynamics. If we are unable to offset price increases by adjusting our product prices, our profit margins may decline, adversely affecting our financial condition and results of operations. Additionally, if we substantially increase the prices of our products, we may lose competitive advantages, potentially leading to a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

Our business relies heavily on a single major customer, Guixi Brand. For the fiscal years ended May 31, 2024 and 2023, Guixi Brand accounted for 84.2% and 97.0% of our total sales, respectively. Any reduction in sales to Guixi Brand could significantly impact our operations and cash flows if we are unable to replace this revenue with sales to other customers.

As of May 31, 2024 and 2023, accounts receivable from Guixi Brand was 74.9% and 99.7% of our total accounts receivable conducted in the ordinary course of business, respectively. If we are unable to maintain a strong relationship with Guixi Brand or if Guixi Brand were to significantly reduce its purchases from us, our business, financial condition, and results of operations could be materially and adversely affected.

Our dependency on a single customer heightens our exposure to risk. If we cannot diversify our customer base over time, we may not be able to generate sufficient revenue to offset potential fluctuations in demand from Guixi Brand. Any significant decline in our customer base or in orders from our major customer could impact our profitability and the stability of our business operations.

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Results of Operations

For the Years Ended May 31, 2024 and 2023

The following table summarizes our results of operations for the years ended May 31, 2024 and 2023, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

			Change
	2024	2023	Amount	%
	US$	US$	US$
Revenue	16,632,841	8,966,760	7,666,081	85.5%
Cost of revenue	(12,481,622)	(6,946,852)	(5,534,770)	79.7%
Gross profit	4,151,219	2,019,908	2,131,311	105.5%

Operating expenses
Sales and marketing	(114,400)	(18,273)	(96,127)	526.1%
General and administrative	(297,206)	(203,333)	(93,873)	46.2%
Research and development	(1,048,009)	(532,780)	(515,229)	96.7%
Provision from impairment on inventory	(31,453)	(69,657)	38,204	-54.8%
Total operating cost and expenses	(1,491,068)	(824,043)	(667,025)	80.9%

Income from operations	2,660,151	1,195,865	1,464,286	122.4%
Interest expense, net	(98,923)	(64,357)	(34,566)	53.7%
Other income, net	139,246	780,615	(641,369)	-82.2%

Income before income taxes	2,700,474	1,912,123	788,351	41.2%
Income taxes	(257,870)	(207,330)	(50,540)	24.4%
Net income	2,442,604	1,704,793	737,811	43.3%

Revenue

Currently, we have three major product categories: antibacterial cabinet, wrought iron furniture and commutator, copper material and related products.

Total revenue for the year ended May 31, 2024, increased by $7.7 million, or 85.5%, to $16.6 million from $9.0 million for the year ended May 31, 2023.

The following table sets forth the breakdown of our revenue for the years ended May 31, 2024 and 2023:

	2024		2023		Change
	Amount	%	Amount	%	Amount	%
Antibacterial cabinets	10,587,639	63.7%	5,576,886	62.2%	5,010,753	89.8%
Wrought Iron Furniture	1,921,388	11.6%	1,115,639	12.4%	805,749	72.2%
Commutator, copper material and related products	4,123,814	24.8%	2,274,235	25.4%	1,849,579	81.3%
Total	16,632,841	100.0%	8,966,760	100.0%	7,666,081	85.5%

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Revenue from antibacterial cabinet products and wrought iron furniture: These two product categories together accounted for 75.3% and 74.6% of our total revenue for the years ended May 31, 2024 and 2023, respectively. Revenue from antibacterial cabinet products increased by $5.0 million, or 89.8%, from $5.6 million in fiscal 2023 to $10.6 million in fiscal 2024. Similarly, revenue from wrought iron furniture products grew by $0.8 million, or 72.2%, from $1.1 million in fiscal 2023 to $1.9 million in fiscal 2024. This growth in these two product categories was primarily driven by increased sales to Guixi Brand, our largest customer, whose enhanced overseas distribution capabilities after becoming a third-party customer instead of our related party in June 2023 contributed to this growth.

Additionally, the increase in revenue reflects the growing popularity and recognition of our products in key international markets such as North America, Australia, and Japan. Our antibacterial cabinet products have consistently ranked among the top-selling items in the bathroom storage category on major e-commerce platforms, including Amazon, and have seen expanding demand across more than 20 countries. Similarly, our wrought iron furniture products continue to gain traction due to their aesthetic appeal, functionality, and adaptability to diverse customer preferences, which resonates strongly with consumers in these global markets.

The growth was further supported by the Company’s proactive efforts to strengthen its brand reputation, improve product quality, and enhance its marketing strategies to cater to evolving customer needs. By leveraging Guixi Brand’s established international distribution channels and expanding our end customers base in overseas markets, the Company has successfully capitalized on growing demand for its home goods products. These efforts, combined with favorable market conditions and a continued focus on product differentiation, have positioned the Company for sustainable revenue growth in these product lines.

Revenue from commutator, copper material and related products: This product category accounted for 24.8% and 25.4% of our total revenue for the years ended May 31, 2024 and 2023, respectively. Revenue from this category increased by $1.8 million, or 81.3%, from $2.3 million in fiscal 2023 to $4.1 million in fiscal 2024.

The increase in revenue was primarily driven by the Company’s expanded sales of copper materials and related products, leveraging its strategic location in Guixi, often referred to as the “Copper Capital of the World.” This enabled the Company to tap into local copper markets and build relationships with additional customers in industries requiring copper components. Enhanced marketing efforts and a focus on addressing customer needs also contributed to this revenue growth. Additionally, the diversification of the Company’s product offerings allowed it to capitalize on opportunities in the broader copper product market. These efforts reflect the Company’s ability to adapt to changing market demands while continuing to utilize its resources efficiently. The growth in this product category supports the Company’s strategy to strengthen its overall revenue base and customer portfolio.

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Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the years ended May 31, 2024 and 2023:

	2024		2023		Change
	Amount	%	Amount	%	Amount	%
Antibacterial cabinet	6,790,686	54.4%	3,906,483	56.2%	2,884,203	73.8%
Wrought Iron Furniture	480,651	3.9%	323,515	4.7%	157,136	48.6%
Commutator, copper material and related products	4,445,543	35.6%	2,109,615	30.4%	2,335,928	110.7%
Freight Expense	764,742	6.1%	607,239	8.7%	157,503	25.9%
Total	12,481,622	100.0%	6,946,852	100.0%	5,534,770	79.7%

The total cost of revenue (“COR”) increased by $5.5 million, or 79.7%, to $12.4 million for the year ended May 31, 2024, from $6.9 million for 2023. The COR primarily consists of raw material costs, manufacturing costs, and labor costs, which collectively contribute to the production and delivery of the Company’s antibacterial cabinet products, wrought iron furniture, and commutator, copper material, and related products.

The increase in the COR was primarily driven by a significant increase in sales volumes across all three product categories, particularly antibacterial cabinet products and commutator, copper material, and related products. Higher raw material costs, particularly for steel and copper, also contributed to the overall increase. Furthermore, increased production activities led to higher manufacturing and labor expenses during fiscal 2024, aligning with the Company’s efforts to fulfill the growing demand from both existing and new customers.

Gross Profit and Profit Margin

Total gross profit increased by $2.1 million, or 105.5%, to $4.1 million for the year ended May 31, 2024, from $2.0 million for 2023. Profit margin increased by 2.3% points, to 24.6% for the year ended May 31, 2024, from 22.3% for 2023.

Our gross profit and profit margin by product categories were as follows:

	2024		2023		Change
	Amount	Margin %	Amount	Margin %	Amount	%
Antibacterial cabinet	3,796,953	35.9%	1,670,403	30.0%	2,126,550	127.3%
Wrought Iron Furniture	1,440,737	75.0%	792,124	71.0%	648,613	81.9%
Commutator, copper material and related products	(321,729)	-7.8%	164,620	7.2%	(486,349)	-295.4%
Freight Expense	(764,742)		(607,239)		(157,503)	25.9%
Total	4,151,219	25.0%	2,019,908	22.5%	2,131,311	105.5%

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Antibacterial Cabinet: Gross profit for antibacterial cabinet products increased by $2.1 million, or 127.3%, to $3.8 million for the year ended May 31, 2024, from $1.7 million for 2023. The profit margin increased by 5.9% points to 35.9% in fiscal 2024 from 30.0% in 2023. This improvement was primarily due to continuous advancements in production processes, which reduced material waste and improved manufacturing efficiency. Additionally, economies of scale contributed to lower per-unit costs as sales volumes increased significantly.

Wrought Iron Furniture: Gross profit for wrought iron furniture products increased by $0.6 million, or 81.9%, to $1.4 million for the year ended May 31, 2024, from $0.8 million for 2023. The profit margin increased by 4.0% points to 75.0% in fiscal 2024 from 71.0% in 2023. The improvement in gross profit and profit margin was primarily driven by the optimization of design and production techniques, as well as a stronger focus on high-margin product lines tailored for specific consumer preferences in overseas markets.

Commutator, Copper Material, and Related Products: Gross profit for commutator, copper material, and related products declined by $0.5 million, resulting in a gross loss of $0.3 million for the year ended May 31, 2024, compared to a gross profit of $0.2 million for 2023. The profit margin dropped to -7.8% in fiscal 2024 from 7.2% in fiscal 2023. This decline was primarily attributed to intense market competition in the copper industry, which is especially prominent in the region where the Company operates, often referred to as the “Copper Capital of the World.” Additionally, significant fluctuations in copper raw material prices in fiscal 2024 adversely impacted the cost structure, resulting in a gross loss for this segment. To address these challenges, the Company plans to implement several measures aimed at improving profitability for this segment. These include optimizing the procurement process to mitigate the impact of raw material price fluctuations, enhancing operational efficiency to reduce production costs, and focusing on higher-margin copper-related products. These initiatives are expected to stabilize the performance of this business line and gradually improve margins in the coming years.

Operating Expenses

	For the Years Ended May 31,
	2024		2023		Change
	Amount	%	Amount	%	Amount	%
Selling expenses	114,400	7.7%	18,273	2.2%	96,127	526.1%
General and administrative expenses	297,206	19.9%	203,333	24.7%	93,873	46.2%
Research and development expenses	1,048,009	70.3%	532,780	64.7%	515,229	96.7%
Provision from impairment on inventory	31,453	2.1%	69,657	8.4%	(38,204)	-54.8%
Total operating expenses	1,491,068	100.0%	824,043	100.0%	667,025	80.9%

Selling Expenses

Selling expenses increased by $96,137, from $18,273 for the year ended May 31, 2023, to $114,400 for the year ended May 31, 2024. The increase was primarily due to rise in advertising expenses to promote the antibacterial cabinet and wrought iron furniture products on online platforms.

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General and Administrative Expenses

General and administrative expenses increased by $0.1 million, or 46.2%, from $0.2 million for the year ended May 31, 2023, to $0.3 million for the year ended May 31, 2024. This increase was driven primarily by higher staff costs, reflecting expanded administrative operations to support business growth, as well as increased office expenses and travel and entertainment costs related to business development activities.

Research and Development Expenses

R&D expenses doubled, increasing by $0.5 million, or 96.7%, from $0.5 million for the year ended May 31, 2023, to $1.0 million for the year ended May 31, 2024. The increase was largely attributable to higher raw material consumption, reflecting intensified R&D efforts to enhance the functionality and design of antibacterial cabinets and wrought iron furniture products. Additionally, other related expenses, including testing and prototype development, also increased significantly. These efforts align with the Company’s commitment to innovation and competitiveness in its core markets.

Interest Expenses, Net

For the year ended May 31, 2024, net interest expenses increased by $34,566, or 53.7%, to $98,923, compared to $64,357 for the year ended May 31, 2023. The increase was primarily attributable to the higher average borrowing balance during the year as the Company secured additional financing to support its expanded production capacity and working capital requirements.

The Company continues to actively monitor its borrowing costs and capital structure, seeking to optimize financing arrangements while maintaining sufficient liquidity for operations. While the increase in interest expenses reflects the Company’s strategic expansion, the impact on net income was mitigated by strong revenue and profit growth.

Other Income, net

For the year ended May 31, 2024, total other income, net of $0.1 million, compared to $0.8 million for 2023, a decrease of $0.7 million. This decline was primarily due to a one-time loss of $1.0 million from the disposal of obsolete property and equipment, as the Company streamlined its production facility and upgraded its machinery to enhance operational efficiency.

Government subsidies remained a key contributor to other income, totaling $0.7 million for the year ended May 31, 2024, compared to $0.8 million for 2023. These subsidies included support for facility rental, renovation projects, and operational incentives from local government.

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Provision for Income Taxes

Our provision for income taxes was $257,870 for the year ended May 31, 2024, an increase of $50,540, or 24.4%, from $207,330 for 2023. The increase was primarily due to the rise in taxable income, driven by revenue growth and improved profitability in fiscal 2024. Additionally, the Company continued to benefit from various preferential tax policies in the PRC, which helped partially offset the overall tax expense.

Under the EIT Law of the PRC, domestic enterprises are generally subject to a unified income tax rate of 25%. However, preferential tax rates, exemptions, and holidays are granted on a case-by-case basis. The Company was recognized as an HNTE, a designation that entitles the Company to a reduced income tax rate of 15%. This certification was obtained in November 2021 and is valid for three years (2022, 2023 and 2024). The preferential tax treatment provided by the HNTE status plays a key role in reducing the Company’s effective tax rate, thereby supporting its overall profitability and cash flow management. The Company has reapplied and received the renewed HNTE certificate on October 28, 2024, which will remain valid for a period of three years.

Net Income

As a result of the foregoing, our net income for the years ended May 31, 2024 and 2023, was $2.4 million and $1.7 million, respectively.

Liquidity and Capital Resources

As of May 31, 2024, we had cash of $1.2 million, our main sources of operating funds are net income and external borrowings and we are confident they are sufficient to meet our working capital needs for at least the next 12 months.

Working Capital

Total working capital as of May 31, 2024, was $9.2 million, compared to $4.3 million as of May 31, 2023, an increase of $4.9 million, or 114.4%. This increase was primarily driven by a significant reduction in current liabilities, which decreased by $5.4 million, largely due to a decline in accounts payable to suppliers. In contrast, total current assets remained relatively stable year-over-year.

Capital Needs

Our capital requirements encompass daily operational expenses and funding to support the growth and expansion of our business. Given the uncertainties in the current market environment, our management recognizes the importance of strengthening the collection of accounts receivable, while maintaining prudence in operational decisions and project selection. The Company conducts regular reviews of accounts receivable, implementing both general and specific allowances where recoverability concerns arise. Despite these challenges, our management remains confident in the timely collection of receivables and the Company’s ability to meet its capital needs effectively.

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Cash Flows Analysis

For the Years Ended May 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended May 31,
	2024	2023
	US$	US$
Net cash generated from (used in) operating activities	(1,017,570)	219,919
Net cash used in investing activities	(888,732)	(801,865)
Net cash provided by financing activities	3,066,349	578,503

Operating Activities

For the year ended May 31, 2024, the net cash outflow was primarily driven by net income of $2.4 million, adjusted by non-operating cash items such as $1.3 million of depreciation and amortization and a $1.0 million loss from the disposal of property and equipment. The primary factors contributing to the outflow included a $2.0 million increase in accounts receivable, and a $7.3 million decrease in accounts payable, due to the settlement of prior obligations. Additional outflows included a $0.4 million increase in inventories, reflecting higher marketing project preparations, and a $0.3 million increase in other receivables and current assets.

For the year ended May 31, 2023, net cash inflow was supported by net income of $1.7 million, adjusted by $1.4 million of depreciation and amortization. Positive cash flows were driven by a $6.2 million decrease in accounts payable, reflecting extended payment cycles, and a $0.3 million increase in tax payable, due to improved profitability. These inflows were offset by a $6.4 million increase in accounts receivable, reflecting higher sales activity.

Investing Activities

Net cash used in investing activities amounted to $0.9 million for the year ended May 31, 2024, compared to $0.8 million for the year ended May 31, 2023. The cash outflow in both years was primarily attributable to the purchase of property and equipment to support the Company’s operational and production capabilities. The expenditures remained relatively consistent between the two periods, reflecting ongoing investments in infrastructure.

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Financing Activities

Net cash provided by financing activities was $3.1 million for the year ended May 31, 2024, compared to $0.6 million for the year ended May 31, 2023. In fiscal 2024, financing activities were driven by $1.3 million in shareholder contributions and $3.6 million in proceeds from short-term borrowings, partially offset by $1.9 million in loan repayments. In comparison, financing inflows for fiscal 2023 primarily included $1.7 million in proceeds from short-term borrowings, which were partially offset by $1.2 million in loan repayments. The increase in financing activities during fiscal 2024 reflects the Company’s efforts to secure additional funding to support operational growth and working capital requirements.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to our CFS.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses if the revenue from our products do not increase with such increased costs. The global economy, including the U.S. economy, has experienced rising inflation recently. We source key materials from third parties located in China. Although China has not experienced significant inflation and thus inflation has not had a material impact on our results of operations, we cannot provide any assurances that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. If we explore the international market in the future, inflation may affect us by increasing our cost of labor and freight costs for our exported products. As a result, our results of operations may be adversely impacted.

Our plan to mitigate inflationary pressures are as follows: 1) control the growth of external costs by locking in prices and buying in bulk; 2) consider user experience and profitability, strengthen communication with customers, and adjust our pricing strategy to meet cost increases; and 3) strengthen internal management and technology research, to improve production efficiency and reducing the waste of production resources.

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Seasonality

Our sales are subject to seasonal fluctuations, primarily influenced by consumer behavior in our key markets, including North America and other Western countries. As our products are sold predominantly through mainstream online platforms through our distributors, our peak sales periods align with significant shopping seasons.

Historically, the fourth quarter of each fiscal year has our highest sales volume, driven by the holiday season, including Thanksgiving, Christmas, and New Year. During this period, consumer spending typically surges, and our visually appealing, compact home products are popular choices for gifting and seasonal home upgrades.

The second quarter of the fiscal year also experiences strong sales, influenced by seasonal home improvement trends and increased outdoor activities. As consumers prepare their living spaces for the warmer months, demand for aesthetically pleasing and functional products for bathrooms and outdoor areas tends to rise. This seasonal behavior supports higher sales during this period, reflecting the broader purchasing patterns in our target markets.

Critical Accounting Policies and Management Estimates

We prepare our CFS in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our CFS.

Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the allowance for inventory obsolescence, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

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Fair value of financial instruments

Accounting Standards Codification (“ASC”) 825-10 requires certain disclosures regarding the fair value (“FV”) of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments, including cash, accounts receivable, notes receivable, advances to suppliers, prepaid expenses and other receivables, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and other current liabilities approximate their recorded values due to their short-term maturities. The FV of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Revenue recognition

We generate revenue primarily from the sale of three main product categories: (a) antibacterial cabinet products, (b) wrought iron furniture products, and (c) commutator, copper material, and related products, as well as from the sale of scrap materials. Our revenue recognition policies align with ASC 606, Revenue from Contracts with Customers, which governs the timing and amount of revenue recognized.

Revenue is recognized when control of the products is transferred to the customer, when we fulfill our performance obligations. Typically, this occurs upon delivery, when customers have the ability to direct the use of and obtain the benefits from the goods. Each contract specifies product details, delivery terms, and payment conditions. For our primary product categories, revenue is recognized at a point in time, coinciding with the physical delivery and acceptance of the products by customers.

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Revenue from the sale of scrap materials is recognized when control is transferred to the buyer, usually upon delivery. While this revenue stream is not a core component of our business operations, it complements our overall revenue. These transactions are assessed on an individual basis to confirm the timing of control transfer.

Our revenue is recorded net of value-added tax (“VAT”) and other applicable taxes. We conduct thorough evaluations of customer contracts to ensure that all performance obligations are fulfilled before revenue is recognized, maintaining compliance with ASC 606 guidelines.

Cost of revenue

The COR reflects the costs incurred to produce the Company’s products. These costs are initially recorded as inventory during the production process, including raw materials, direct labor, and manufacturing overhead, which are tracked and allocated to each product based on actual usage. The Company applies the weighted average method to calculate the unit cost of inventory, ensuring a consistent and systematic approach to cost allocation. Upon the sale of products, the corresponding inventory costs are recognized as cost of revenue. This process ensures that the production costs incurred are accurately matched with the revenue generated, reflecting the economic flow of resources.

Income taxes

AOJE Inc.’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended May 31, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of May 31, 2024 and 2023.

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Foreign currency translation

Our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. However, our financial statements are reported in U.S. dollars. Assets and liabilities are translated into U.S. Dollars using the exchange rate in effect at each balance sheet date. Revenue, expenses, and cash flows that are denominated in foreign currency are translated at the average exchange rate during the reporting period, while shareholders’ equity is translated at historical exchange rates.

Because cash flows are translated using the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not directly align with the changes in the corresponding balances on the consolidated balance sheets. Adjustments resulting from foreign currency translation are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

The value of RMB against U.S. dollars and other currencies is subject to changes of central government policies and international economics and political developments affecting supply and demand in the China foreign exchange trading system market. Any significant revaluation of RMB may materially affect our financial condition in terms of U.S. dollars reporting. The following table outlines the currency exchange rates used in creating our CFS in this prospectus:

	May 31,		Years ended May 31,
	2024	2023	2024	2023
Foreign currency
RMB:1USD	7.2410	7.1100	7.2712	6.9144

Recent accounting pronouncements

Please refer to the note 2 to CFS for details of recent accounting pronouncements.

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INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by HK Credible Market Research Co., Limited in connection with this offering. All the information and data presented in this section was derived from HK Credible Market Research Co., Limited’s industry report unless otherwise noted. HK Credible Market Research Co., Limited has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Home Furniture and Bathroom Products

In recent years, with consumers’ increasing demand for quality of life and continuous technological advancements, the Home Furniture and Bathroom Products industry has been evolving towards intelligent, eco-friendly, and customized solutions. With the ongoing development of the global economy and improvements in living standards, the market size for Home Furniture and Bathroom Products continues to expand. Against the backdrop of stricter environmental policies, eco-friendly home and bathroom products featuring water-saving and energy-efficient designs are gaining popularity in the market.

Market size of Home Furniture and Bathroom Products

The global home furniture market, including furniture and related products, was valued at approximately $649 billion in 2023 and is expected to maintain steady growth in the coming years, driven particularly by trends in smart homes and sustainable design. The global bathroom products market reached a value of $108.78 billion in 2023 and is projected to grow to $289.76 billion by 2032, with a compound annual growth rate (CAGR) of 11.5%. This growth is fueled by rising demand for sanitary facilities and the increasing adoption of smart bathroom products. 1

The main factors driving the growth of these two markets include the increase in global income levels, accelerated urbanization, and consumers’ growing emphasis on quality of life and home decoration. In addition, the Asia-Pacific region, particularly the Chinese market, is leading the rapid growth in global demand. The global bathroom market is expected to exceed $122.3 billion in 2024, a large market size driven by the ongoing global economic development and rising living standards. As people’s pursuit of quality of life continues to grow, the demand for bathroom products has become increasingly diversified. From market trends, modern bathroom designs are increasingly focusing on comfort, energy efficiency, environmental friendliness, and the application of smart technologies, which further drive the development of the bathroom market.2

The revenue of the U.S. furniture industry exceeded $250 billion in 2023 and is expected to surpass $300 billion by 2028. The U.S. bathroom furniture products market is growing rapidly, with a market size of $19.64 billion in 2023, and is projected to increase to $28.33 billion in the future.

1 https://www.mordorintelligence.com/industry-reports/us-home-furniture-market

2 https://www.mordorintelligence.com/industry-reports/us-home-furniture-market

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Source-Mordor Intelligence3

It is expected that the global home furniture and bathroom products market will continue to experience growth in the coming years. The U.S. furniture industry has developed rapidly in recent years, with revenue exceeding $250 billion in 2023. Bathroom furniture products are an important component of the furniture industry, accounting for 7.7% of the market in 2023, and this share is expected to increase to 9.3% by 2028.

The Asia-Pacific region holds a significant position in the global bathroom market, with a market share of 37%. Companies like Toto and Panasonic from Japan have performed outstandingly. These companies, with their advanced technologies and high-quality products, enjoy a strong reputation and significant market share both in the Asia-Pacific region and globally. The European region holds a market share of 31%, with representative companies like Villeroy & Boch, Kaldewei, and Duravit having strong competitiveness in the high-end bathroom market. North America holds a market share of 19%, with companies such as Kohler, Moen, and American Standard playing an important role in the market. The market differences across regions mainly stem from variations in culture, consumer habits, and economic development levels. For example, European consumers focus more on product design and quality, while North American consumers prioritize practicality and cost-effectiveness.

Key Drivers of Home Furniture and Bathroom Products

Per Capita Income Growth in Major Countries: As per capita income increases, consumers’ demands for quality of life continue to rise, driving the growth of the home furniture and bathroom products market. Taking China as an example, the bathroom products industry has further developed, benefiting from the improvement in residents’ consumption levels.

3 https://www.mordorintelligence.com/industry-reports/us-home-furniture-market

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Source- The National Bureau of Statistics of China 4

China’s per capita disposable income has increased in recent years, rising from USD4,280.36 in 2019 to USD5,462.12 in 2023, with an average annual growth rate of 5.38%. Regarding residents’ consumption expenditure, China’s per capita consumption expenditure has also increased, from USD3,001.65 in 2019 to USD3,732.03 in 2023. The increase in income has strengthened the purchasing power of Chinese residents, benefiting the development of various industries across society. 5

Source - The National Bureau of Statistics of China 6

4 https://www.stats.gov.cn/sj/zxfb/202401/t20240116_1946622.html

5 https://www.stats.gov.cn/sj/zxfb/202401/t20240116_1946622.html

6 https://www.stats.gov.cn/sj/zxfb/202407/t20240715_1955615.html

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From the structure of Chinese residents’ consumption expenditure, housing-related spending accounts for 22.7% of total expenditure, second only to food, tobacco, and alcohol spending. This indicates that Chinese consumers place high importance on housing and related products. The enhancement of purchasing power and the high expenditure on housing provide a continually growing market space for the development of the bathroom products industry. Additionally, the upgrading of consumer capabilities has made Chinese consumers more focused on the quality, brand, and design of home furniture and bathroom products, no longer satisfied with basic functionality. They now pursue a more comfortable, intelligent, and personalized bathroom experience, which benefits the bathroom products industry by increasing added value and further expanding the market size.7

The demand for upgrading home furniture and bathroom products: With the continuous upgrading and replacement of home furniture and bathroom products, consumers’ demand for new, smart, and eco-friendly bathroom products has risen.

Application of new technologies and processes: The use of new technologies and processes has enhanced the performance and quality of home furniture and bathroom products, meeting consumers’ pursuit of a high-quality lifestyle.

Growth Trend of Home Furniture and Bathroom Products

The development trends of the global home furniture and bathroom products market include the following key points:

Increasing Energy Efficiency and Environmental Requirements

In the context of environmental protection and sustainable development, the home furniture and bathroom products industry will place greater emphasis on the environmental and energy-saving performance of products.

Rising Demand for Customization by End Consumers

Consumers are increasingly seeking personalized home furniture and bathroom products, and customization services will become a new trend in the market. Brands need to offer diverse product choices and personalized customization services to meet the varying needs of consumers.

Booming Cross-Border E-Commerce Market for Home Furniture and Bathroom Products

With the rise of e-commerce platforms and changes in consumer shopping habits, the cross-border e-commerce market for home furniture and bathroom products is booming. Brands are enhancing consumer shopping experiences and brand awareness by combining online channels with offline experience stores. Meanwhile, the proportion of online sales is steadily increasing, becoming a new growth point for the industry.

Competition of Home Furniture and Bathroom Products

From the perspective of global bathroom product export value, China remained the largest exporter of bathtubs, shower trays, and wash basins in 2022, accounting for 34% of the global market. With its mature industrial clusters and cost advantages, China has strong market competitiveness in the production and manufacturing of bathroom products, securing a significant share of the global market.8

7 https://www.stats.gov.cn/sj/zxfb/202407/t20240715_1955615.html

8 https://www.gminsights.com/industry-analysis/sanitary-ware-market

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Source - Mordor Intelligence9

In terms of specific export performance, from 2015 to 2023, China’s export value of plastic bathroom products showed an overall upward trend, increasing from RMB5.38 billion to RMB11 billion, with a CAGR of 9.6%.10

China Plastic Sanitary Ware Export Trends (2015-2023)
12000
10000
8000
6000
4000
2000
0
5380
5040
5800
6210
7080
8710
10500
10000
11190
2015
2016
2017
2018
2019
2020
2021
2022
2023
Unit: Million

Source - Forward Industry Research Institute 11

9 https://www.gminsights.com/industry-analysis/sanitary-ware-market

10 https://bg.qianzhan.com/report/detail/300/230315-b1ca0db9.html

11 https://bg.qianzhan.com/report/detail/300/230315-b1ca0db9.html

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The rapid advancements in production, design, and cost control within China’s bathroom industry have contributed to the broad acceptance of Chinese-manufactured plastic bathroom products in the international market. In the future, with the expansion of global consumer demand and further penetration of e-commerce platforms, the export potential of Chinese bathroom products will be further explored, opening up more extensive international market space for the bathroom industry.

Overview of Eco-friendly Furniture Market

Eco-friendly furniture refers to products made with environmentally friendly materials in production, and those that cause minimal environmental pollution and are resource-efficient during use and disposal. The rise of such furniture products stems from the global increase in environmental awareness and the pursuit of sustainable development. The definition of eco-friendly furniture primarily includes several aspects: it is green and non-polluting, meaning that the materials used in production are eco-friendly, do not cause environmental pollution, and are not harmful to human health. Eco-friendly furniture also has recyclable features, meaning its materials can be reused after disposal, reducing environmental pollution. Moreover, eco-friendly furniture emphasizes energy efficiency and emissions reduction, aiming to minimize energy consumption and waste production during the manufacturing process.

Trend of Shifting form traditional Home Furniture to Eco-friendly Furniture

In the context of growing global environmental awareness, the eco-friendly furniture market, as an important component of the furniture industry, is showing significant growth in both market size and growth trends. The expansion and acceleration of this market are driven by multiple factors working together.

Significant Increase in Environmental Awareness

As environmental consciousness becomes more widespread, an increasing number of consumers are paying attention to the environmental performance and materials of furniture. They not only expect furniture to have basic functionality but also hope that its production process minimizes environmental pollution and that it does not harm human health during use. This rising demand has fueled the rapid development of the eco-friendly furniture market. When choosing furniture, consumers actively inquire about the product’s environmental indicators, such as formaldehyde emissions and whether harmful substances are present, and opt for products made from environmentally friendly materials and certified as eco-friendly.

Consumers are also placing more emphasis on the sustainability of furniture. They prefer products that are recyclable and have minimal environmental impact. This trend has prompted furniture companies to invest more in developing eco-friendly technologies and introducing products that meet environmental standards.

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Growing Demand for Personalization

As consumers’ living standards improve and their aesthetic concepts evolve, their demand for personalized furniture is increasing. They are no longer satisfied with mass-market products but desire furniture that reflects their personality, taste, and aesthetics. This growth in demand has driven the rapid development of the furniture customization market. Consumers can now customize furniture that matches their home style, size, and functionality according to their preferences and needs.

At the same time, consumers are placing higher demands on furniture design and appearance. They expect furniture to be not only functional but also artistic and visually appealing. Therefore, furniture companies must enhance design innovation, launching more products with unique design styles and fashionable elements to meet consumers’ desire for personalization.

Quality and Durability Become Key

While pursuing eco-friendliness and personalization, consumers are also highly concerned about the quality and durability of furniture. They want the furniture they purchase to be long-lasting and free from quality issues in a short period. Therefore, furniture companies need to strengthen product quality control, ensuring that products meet relevant standards and requirements. Additionally, they need to focus on after-sales service, providing timely and effective repair and maintenance services to enhance customer satisfaction and loyalty.

The consumer demand characteristics in the eco-friendly furniture market exhibit diverse trends, including the rise in environmental awareness, growing demand for personalization, and an emphasis on quality. These trends not only provide furniture companies with vast development opportunities but also present higher expectations. Furniture companies need to continually innovate, improve product quality, and enhance service levels to meet consumer demands and stand out in the competitive market.

In summary, the demand characteristics in the eco-friendly furniture market show diverse trends such as increased environmental awareness, growing demand for personalization, and a focus on quality. These trends not only provide broad development opportunities for furniture companies but also present higher demands. To stand out in a competitive market, furniture companies need to continuously innovate, improve product quality, and enhance service levels to meet consumer needs.

Market Size of Eco-friendly Furniture Market

From a market size perspective, the eco-friendly furniture market shows a steady growth trend. This is primarily driven by the global increase in environmental awareness and the growing consumer recognition of eco-friendly furniture. More and more consumers are paying attention to the environmental performance and material sources of furniture products, preferring those with eco-labels, non-pollution, and recyclable features. This shift in consumer behavior has created vast opportunities for the development of the eco-friendly furniture market. Additionally, the acceleration of urbanization and the booming real estate market have provided strong demand for eco-friendly furniture. As urbanization progresses and urban populations continue to grow, the demand for furniture products increases. Eco-friendly furniture, as a symbol of high-quality living, has become a preferred choice for city residents.

According to estimates, the global eco-friendly furniture market was valued at approximately $46.88 billion in 2023 and is expected to grow at a CAGR of 8.6%, reaching $107.1 billion by 2033. This growth is mainly driven by consumer demand for sustainable and eco-friendly home decor, as well as the increasing popularity of renewable materials such as bamboo, reclaimed wood, and recycled plastic.12

12 https://www.factmr.com/report/4730/eco-friendly-furniture-market

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Eco-Friendly Furniture Market
Market forecast to grow at a CAGR of 8.6%
USD 46.8 Billion
USD 107.1 Billion
2023
2030

From a growth trend perspective, the eco-friendly furniture market has broad development prospects. As environmental awareness spreads and consumers’ recognition of eco-friendly furniture increases, the market demand for eco-friendly furniture will continue to grow. Especially in some developed countries, consumer demand for eco-friendly furniture has already formed a relatively stable market foundation, providing strong support for the development of the eco-friendly furniture market. With advancements in technology and continuous improvements in production processes, the production costs of eco-friendly furniture have gradually decreased, and prices are becoming more affordable, allowing more consumers to afford eco-friendly furniture. Meanwhile, the rapid development of e-commerce platforms has provided more convenient channels for selling eco-friendly furniture, further driving the growth of the eco-friendly furniture market.

Global Eco-friendly Furniture Market
Share,by Distribution Channel,2033,(%)
Offline
Online

The performance and expected growth trend of offline distribution channels in the global eco-friendly furniture market in 2023 can be summarized as follows:

Compound Annual Growth Rate

Offline distribution channels are expected to have a CAGR of 5.9%, reaching $51.2 billion by the end of the 2033. During the analysis period, online distribution channels will account for two-fifths of the market share, with an estimated CAGR of 6.8%.

Competitive Challenges

Although offline distribution channels dominate the market, the rapid growth of online channels (CAGR of 6.8%) and the development of e-commerce present challenges to offline channels.13

Key Drivers of Eco-Friendly Furniture Market

The continuous growth in demand for eco-friendly furniture is driven by multiple interwoven factors that collectively contribute to the rapid development of the market.

Environmental Awareness and Consumer Preferences

In recent years, with the global rise in environmental awareness, consumers are increasingly demanding eco-friendly attributes in furniture products. They are now more focused on whether the raw materials used are environmentally friendly, whether the production process is sustainable, whether the use of the product is healthy, and the recyclability and reuse of the furniture. This shift in consumer preferences has led to greater attention and recognition for eco-friendly furniture in the market, thus driving its growth.

Policy Support

Government support for the eco-friendly furniture market is also a key factor in the growth of demand. Governments have established environmental regulations and standards that govern production and sales within the furniture market, promoting the spread and adoption of eco-friendly furniture. Additionally, through tax incentives, subsidies, and other policy measures, governments encourage enterprises to increase research, development, and production of eco-friendly furniture, enhancing its market competitiveness.

Technological Innovation

Technological innovation is another important factor driving the development of the eco-friendly furniture market. As technology advances, new eco-friendly materials, energy-saving technologies, and smart design concepts continue to emerge, providing more options and possibilities for eco-friendly furniture production. The application of these new technologies not only improves the performance and quality of eco-friendly furniture but also lowers production costs, making eco-friendly furniture more widespread and affordable.

13 https://marketresearch.biz/report/sanitary-ware-market/

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BUSINESS

OVERVIEW

AOJE Cayman was incorporated in the Cayman Islands on March 22, 2024. We conduct substantially all of our operations in China through our Operating Subsidiaries in China. The main business of our Operating Subsidiaries is to design, develop, produce and sell antibacterial cabinet products, wrought iron furniture, commutators, copper bars, and other related products in China under our own “AOJEZOR” brand.

Our production facility in China spans over 45,000 square meters and utilizes modern equipment alongside advanced production techniques. See “—Our Products and Markets—Manufacturing Process.” As an HNTE in Jiangxi Province, we enjoy a 15% preferential corporate income tax rate. This designation is granted to residential companies that engage in continuous R&D efforts and drive technological advancements, resulting in the formation of core independent intellectual property rights.

Our approach to R&D is fundamental to our business strategy, emphasizing the acquisition of national invention patents, utility model patents, and multiple industry certifications. This dedication to quality, technological advancement, and high industry standards has propelled us to the forefront of the market, and AOJEZOR brand antibacterial cabinet product has earned the position of a top seller in the “bathroom storage” category on Amazon. This success reflects our reputation for producing reliable, innovative products that meet and exceed customer expectations.

We place great emphasis on practicality, environmental sustainability, and innovation. Our self-developed nano antibacterial panels are an innovative breakthrough in traditional bathroom materials. Our nano antibacterial panels offer exceptional antibacterial properties, effectively resisting harmful bacteria and providing a solid health barrier for bathroom spaces. Their waterproof characteristics ensure a dry and comfortable bathroom environment, while their anti-mold features keep the space fresh and dry. These qualities have enabled our nano antibacterial panels to successfully replace traditional bathroom materials, bringing transformative changes to bathroom environments. Not only do they enhance both the functionality and aesthetics of the bathroom, but they also provide protection against bacteria, allowing users to enjoy a healthier and more comfortable bathing experience.

Additionally, the raw materials used in our antibacterial cabinets include panels made from processed marine shells. Thanks to their moisture-resistant and antibacterial properties, as well as strict control over harmful substance emissions during production, using the panels made from marine shells ensures the environmental friendliness of our products.

We place immense value on customer feedback, viewing it as a critical driver of our R&D efforts. By carefully analyzing user reviews, requests, and satisfaction metrics, we continuously refine our product offerings to address customer needs, preferences, and pain points. Our R&D team works tirelessly to incorporate this valuable input into product designs, functionality improvements, and material upgrades, ensuring that each new product release is a direct response to the evolving demands of our customers.

Our Operating Subsidiaries sell products under our proprietary “AOJEZOR” brand, generating revenue through these sales. Our customer base includes certified distributors and consumers across leading international e-commerce platforms like Temu and Shein, as well as popular Chinese platforms such as Pinduoduo, TikTok, and JD.com. We have also established lasting business relationships with clients in Jiangxi, Zhejiang and Jiangsu. To meet diverse market demands, our Operating Subsidiaries provide tailored design solutions for various customer segments and offer a wide range of consumer goods and raw materials to business clients. The Company had a total of 17 and 11 customers, including distributors and online e-commerce platforms, for the fiscal years ended May 31, 2024 and 2023, respectively. The identification of individual end customers through the online e-commerce platforms is not possible due to the platforms’ privacy policies. However, the Company processed approximately 24,470 orders through all such online e-commerce platforms from April 2023 to May 2024.

Our commitment to innovation and quality is reflected in our broad product range, which includes antibacterial cabinets, end tables, copper bars, commutators, and more. We prioritize innovation based on customer feedback, continually enhancing our product line to meet evolving needs. This approach strengthens our reputation, expands our client base, and attracts new customers. Our vision is to become China’s leading compact and eco-friendly furniture manufacturer, transforming “AOJEZOR” into a household name synonymous with quality, innovation, and dependability in compact and eco-friendly furniture and related products.

Competition

The market for compact and eco-friendly furniture continues to evolve and is highly competitive. We experience competition and expect this competitive environment to continue. Our Operating Subsidiaries encounter direct competition from numerous other compact and eco-friendly furniture companies. These competitors include IKEA, Threshold, and Costway. The Company primarily competes with these companies based on a combination of factors, including product quality, innovative design, environmental sustainability, and competitive pricing.

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Industry Orientation

Eco-friendly furniture refers to products made with environmentally friendly materials in production, and those that cause minimal environmental pollution and are resource-efficient during use and disposal. The rise of such furniture products stems from the global increase in environmental awareness and the pursuit of sustainable development. The definition of eco-friendly furniture primarily includes several aspects: it is green and non-polluting, meaning that the materials used in production are eco-friendly, do not cause environmental pollution, and are not harmful to human health. Eco-friendly furniture also has recyclable features, meaning its materials can be reused after disposal, reducing environmental pollution. Moreover, eco-friendly furniture emphasizes energy efficiency and emissions reduction, aiming to minimize energy consumption and waste production during the manufacturing process.

In the context of growing global environmental awareness, the eco-friendly furniture market, as an important component of the furniture industry, is showing significant growth in both market size and growth trends. The expansion and acceleration of this market are driven by multiple factors working together.

Development Trends in the Industry

The eco-friendly furniture market is expanding.

The eco-friendly furniture market has broad development prospects. As environmental awareness spreads and consumers’ recognition of eco-friendly furniture increases, the market demand for eco-friendly furniture will continue to grow. Especially in some developed countries, consumer demand for eco-friendly furniture has already formed a relatively stable market foundation, providing strong support for the development of the eco-friendly furniture market. With advancements in technology and continuous improvements in production processes, the production costs of eco-friendly furniture have gradually decreased, and prices are becoming more affordable, allowing more consumers to afford eco-friendly furniture. Meanwhile, the rapid development of e-commerce platforms has provided more convenient channels for selling eco-friendly furniture, further driving the growth of the eco-friendly furniture market.

The offline distribution channels in the eco-friendly furniture market are projected to achieve a CAGR of 5.9%, reaching $51.2 billion by the end of 2033. At the same time, online distribution channels are expected to account for two-fifths of the market share, with a higher CAGR of 6.8%. While offline channels currently dominate the market, the rapid growth of online channels and the continued expansion of e-commerce platforms present significant challenges to traditional offline distribution methods.

Brand services speed up enterprise development.

Understanding how to effectively market the brand of a compact and eco-friendly furniture enterprise is crucial to our growth. Establishing a strong brand identity comes from offering differentiated products and consistently delivering a satisfying user experience. Market expansion presents both opportunities and challenges for companies specializing in compact and eco-friendly furniture. To ensure long-term success, it is essential to optimize our product offerings by creating more aesthetically pleasing, modern, eco-friendly, and energy-efficient solutions.

Company Structure

The following chart shows our corporate structure as of the date of this prospectus, including our majority-owned subsidiaries:

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AOJE Cayman was incorporated under the laws of the Cayman Islands on March 22, 2024 as an exempted company and structured as a holding company. Our Operating Subsidiaries, Yingtan Topnew and AOJE Suzhou were incorporated on May 9, 2019 and February 20, 2024, respectively and are our operating entities in the PRC. In 2024, we conducted the IPO Reorganization Process. AOJE Cayman further undertook a share capital reorganization in December 2024 and issued new shares to certain pre-IPO investors, following which AOJE Cayman’s authorized share capital is US$50,000 divided into (i) 470,000,000 Class A Ordinary Shares of par value US$0.0001 each, of which 7,117,170 Class A Ordinary Shares are issued and outstanding, and (ii) 30,000,000 Class B Ordinary Shares of par value US$0.0001 each, of which 20,382,830 Class B Ordinary Shares are issued and outstanding. The registered office of the Company is at the offices of ICS Corporate Services (Cayman) Limited of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

Our Subsidiaries

AOJE BVI was incorporated on March 28, 2024 under the laws of BVI. AOJE BVI is a wholly owned subsidiary of AOJE Cayman. It is an investment holding company and is not actively engaging in any business.

AOJE HK was incorporated on May 10, 2024, under the laws of Hong Kong. AOJE HK is a wholly owned subsidiary of AOJE BVI. It is a holding company and is not actively engaging in any business.

AOJE Yingke was incorporated on December 5, 2024, under the laws of the PRC. AOJE Yingke, a 99%-owned subsidiary of AOJE HK. Dubaite and Jimu Asset owns 0.67% and 0.33% of AOJE Yingke, respectively. AOJE Yingke is a holding company and not presently engaged in any active business operations.

Yingtan Topnew was incorporated on May 9, 2019, under the laws of the PRC. Yingtan Topnew became a wholly owned subsidiary of AOJE Yingke during the Company’s IPO Reorganization Process and is our operating entity.

AOJE Suzhou was incorporated on February 20, 2024, under the laws of the PRC. AOJE Suzhou became a wholly owned subsidiary of Yingtan Topnew during the Company’s IPO Reorganization Process and is our operating entity. Although AOJE Suzhou is a newly established entity, the Company plans to develop it as the main R&D center. AOJE Suzhou will become a key component of the Company’s approach to becoming an innovation-driven entity. The Company also plans to expand personnel at AOJE Suzhou in the near future, positioning it as the entity responsible for applying for the Company’s new intellectual property, while also actively pursuing third-party collaborations to drive business development.

Our Products and Markets

Our operating subsidiaries are dedicated to the independent research, development, and manufacturing of compact and eco-friendly furniture and a range of industrial products made primarily from copper. We specialize in producing approximately 100 models of antibacterial cabinet products, wrought iron furniture, commutators, copper bars, and other related products. These products are crafted to meet rigorous standards of durability and hygiene, particularly suitable for environments that prioritize cleanliness and antimicrobial properties.

In addition to our commitment to innovation, our subsidiaries employ advanced technologies and stringent quality control processes to ensure each item meets global standards. Our diverse product line caters to a wide range of customer needs, from residential to commercial applications. Our products are distributed and sold internationally, reaching markets across North America, Asia, Europe, Africa, and Australia, which allows us to maintain a strong global presence and serve a varied clientele. Through continuous research and customer feedback, we aim to expand our offerings and maintain our position as a trusted provider of both functional and durable industrial and home-use products.

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Our Products

Our Operating Subsidiaries offer a wide range of antibacterial cabinets, with over 100 models available, along with other compact and eco-friendly furniture such as wrought iron furniture, and various copper industrial products, including commutators and copper bars. These products cater to a diverse range of customers around the globe. Our customer base includes certified distributors and consumers across leading international e-commerce platforms like Temu and Shein, as well as popular Chinese platforms such as Pinduoduo, TikTok, and JD.com. The Company had a total of 17 and 11 customers, including distributors and online e-commerce platforms, for the fiscal years ended May 31, 2024 and 2023, respectively. The identification of individual end customers through the online e-commerce platforms is not possible due to the platforms’ privacy policies. However, the Company processed approximately 24,470 orders through all such online e-commerce platforms from April 2023 to May 2024.

Our main product categories are as follows:

Antibacterial Cabinets

We began designing antibacterial cabinets in 2017, and since then, our product line has expanded, now encompassing approximately 100 distinct models. Each product has been carefully refined and enhanced based on extensive user and customer feedback, allowing us to incorporate features that meet a wide range of customer preferences and practical needs. This interactive design process has enabled us to create a versatile line of cabinets, each model specifically engineered to fit narrow and compact bathroom and kitchen spaces.

Our antibacterial cabinets are made with our self-developed nano antibacterial panels and designed with thoughtful functionality, offering features such as roll-hanging areas, paper drawers, and dedicated storage compartments. This modular approach allows customers to select and combine features that best suit their individual space requirements and organizational needs, ensuring a personalized solution for any home. Whether customers are looking for simple storage or more specialized features, our cabinets provide a tailored experience that adapts to their lifestyle.

These cabinets are ideal for customers with limited bathroom or kitchen space who desire a clean, organized, and hygienic environment. Constructed from high-quality, eco-friendly PVC material, our antibacterial cabinets are 100% recyclable and meet stringent environmental standards. The cabinets are also waterproof, antibacterial, mold-resistant, and highly durable, ensuring they withstand daily use and remain easy to maintain over time. The raw materials used in our antibacterial cabinets include panels made from processed marine shells. Due to their moisture-resistant and antibacterial properties, along with strict control over harmful substance emissions during the production process, using panels made from processed marine shells ensures the product’s environmental friendliness. Each piece is engineered for longevity and functionality, making it a sustainable choice for the modern household.

Our commitment to safety and quality is demonstrated through our material selection. The PVC material used in our antibacterial cabinets has been certified by the U.S. Environmental Protection Agency (EPA) and has received Global Recycled Standard (GRS) certification, highlighting our dedication to producing eco-friendly and safe products. We choose to cooperate with suppliers who hold these certifications, further verifying our commitment to sustainable practices and the use of environmentally responsible materials.

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AOJEZOR Antibacterial Cabinets

Our antibacterial cabinets have earned the title of the “Best Seller” in the bathroom organizer category on Amazon across the US in 2023 and 2024. With over 35,421 reviews on Amazon for a single product, our cabinets have achieved widespread acclaim. During Amazon Prime Day on July 12 and 13, 2023, sales of the AOJEZOR brand Antibacterial Cabinets exceeded 13,000 units, reflecting significant demand and demonstrating the product’s widespread popularity and effectiveness.

Wrought iron furniture

In addition to our antibacterial cabinets, our wrought iron end table has become a top-selling product on Amazon in 2024, amassing over 4,000 ratings and maintaining an impressive 4.6-star review from satisfied customers. This level of positive feedback reflects the quality, durability, and functionality of our products, as well as our commitment to meeting the needs of modern consumers who prioritize both aesthetics and practicality. Our end table’s popularity demonstrates our ability to create high-demand items that fit seamlessly into a variety of home settings, from compact apartments to larger living spaces where versatile furniture solutions are valued.

At AOJE, we are dedicated to designing small furniture that combines form and function, catering especially to customers who live in small spaces or prefer minimalist aesthetics. Our wrought iron furniture is crafted to be compact, lightweight, and easy to assemble, making them ideal for individuals who prioritize convenience and flexibility in their home furnishings. Whether used as a bedside table, a living room accent, or additional storage in any room, our end table is designed to blend effortlessly into any decor style. Its sleek design, sturdy construction, and easy-to-maintain surfaces are particularly appealing to those looking for furniture that adapts to a variety of uses and looks.

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AOJEZOR Wrought Iron End Table

Commutators and Copper Bars

In addition to our expertise in small-space furniture, our Operating Subsidiaries are deeply committed to and highly specialized in the production of a range of copper-based industrial products, including high-performance commutators and copper bars. Leveraging advanced technology and equipment in our copper processing operations, such as CNC technology and CNC machine, we have built a reputation for producing high quality copper products that meet industrial standards. Our focus on precision, durability, and reliability ensures that each product we manufacture consistently meets the needs of our clients in various sectors.

Our commutators, in particular, are designed to perform exceptionally well in demanding applications. Widely used in the automotive industry, these commutators are essential components in a variety of electric motors, from starter motors in vehicles to generators in industrial settings. We manufacture our commutators with exacting standards to ensure they provide consistent, high-efficiency performance, reducing wear and extending the operational life of the motors in which they are used. These characteristics have made our commutators a trusted choice not only in automotive manufacturing but also in the broader electrical and mechanical industries, where reliability and longevity are critical.

In addition to commutators, we produce copper bars of exceptional quality, carefully crafted for a wide range of industrial applications. Our copper bars are manufactured with meticulous attention to purity and consistency, providing conductivity and durability. This makes them suitable for use in power generation, electrical wiring, and other high-demand applications where quality copper is essential. By adhering to stringent quality control standards, we ensure that each copper bar we produce meets the specifications and performance requirements of our clients, giving them confidence in the durability and efficiency of the materials they use.

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Manufacture Process

Production Process of the Antibacterial Cabinets

Nano antimicrobial plate incoming inspection
Put the plate on top of the computer numerical control machine and fix it.
Select the model to be engraved
Process according to program
Remove the engraved PVC board
Blow off the surface powder with air gun
Labeling with MADE IN CHINA
Organize the PVC board and accessories
Pack the parts and accessories according to the assemble instructions
Laminating
Product Packaging

Production Process of the Wrought Iron Furniture

Cold Rolled Plate Inspect ion
Molding to Round Shape
Hexagonal iron sheet laser welding
Coarse Ground Hexagonal Iron Piece Welded Joints
Sanding and polishing
Phosphate treatment /thermal drying
Surface treatment (scrub)
Painting /Drying
Pipe inspection
Cutting
Screw Holder Welding
Tube shrinking
Polishing and grinding
Phosphate treatment /thermal drying
Surface treatment (scrub)
Inspection of finished products
Labeling of MADE IN CHINA
Product Packaging

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Production Process of the Commutators

Procurement of copper rods(12.5mm diameter)
Using 300-ton continuous extrusion machine, extrude the copper rods into an umbrella shape
Use a continuous drawing machine to control the accuracy of the umbrella-shaped copper material within 0.01mm.
Polish, degrease, and clean the copper pieces.
Dehydrate and dry the copper pieces.
Use an automatic inserting machine to assemble the umbrella-shaped pieces into a circular shape.
Apply 200 tons of pressure and heat at 180℃ to vulcanize them in into shape
Bake in an oven at 180℃ for12 hours to ensure the resin is securely formed.
Use a rotary screen to remove excess burrs
Use an automatic CNC lathe to machine the inner bore of the commutator with a tolerance of 0.01mm.
Use an automatic CNC lathe to machine the outer diameter of the commutator with a dimensional tolerance of ±0.02mm.
Use an automatic hook milling machine to machine the hooks on the commutator.
Perform automatic insulation and dimensional inspections.
Conduct final product appearance inspection.
Product packaging

Research & Development

After years of dedicated development, our Operating Subsidiaries have built substantial technical expertise in key product areas, including antibacterial cabinets, commutators, and copper processing solutions. We believe this expertise enables us to remain competitive in both innovation and production quality within the industry. Our Operating Subsidiaries have become proficient in seamlessly transferring technological advancements across different product lines, efficiently integrating these innovations into the industrial production process. This adaptability ensures that we remain agile in meeting market demands and capable of consistently enhancing our product offerings.

Our R&D department is under the visionary leadership of our CEO, Mr. Keqiang Cai, who brings over 25 years of experience in the manufacturing industry. Mr. Cai, a renowned figure in the field, has been instrumental in driving forward our research and product development efforts. His expertise has played a crucial role in the success of our products, which are now sold worldwide, from China to a global customer base. The R&D team, composed of 12 skilled employees, includes individuals with advanced expertise in product development and related fields, equipping us with the depth of knowledge necessary for cutting-edge innovation and quality control.

Our R&D department consistently delivers new designs, particularly in our line of antibacterial cabinets. These cabinets are specifically tailored for compact living spaces and are engineered to be environmentally friendly, waterproof, antibacterial, mold-resistant, and highly durable. This combination of features not only offers longevity but also makes the cabinets exceptionally easy to maintain, meeting the high standards of functionality and sustainability that our customers expect. In 2024 alone, we introduced 15 new models of antibacterial cabinets, each thoughtfully designed to address the unique needs of modern households.

Our commitment to R&D is reinforced through our collaborative efforts with Shanghai Polytechnic University on various research projects focused on compact and eco-friendly furniture. This partnership has allowed us to explore innovative approaches to design and functionality. Key research initiatives include projects such as “Product Design and Research for Hygiene Spaces from a Female Perspective” and “Integrated Innovation Research and Design of Furniture Products.” For the “Product Design and Research for Hygiene Spaces from a Female Perspective” project, the contract term ran from May 7, 2023, to December 31, 2023, and the Company paid Shanghai Polytechnic University RMB50,000 as consideration. For the “Integrated Innovation Research and Design of Furniture Products” project, the contract term was from September 7, 2023, to December 31, 2023, with the Company paying RMB30,000 to Shanghai Polytechnic University as consideration. These projects enable us to gain valuable insights into user preferences and emerging trends, ensuring that our products remain relevant and aligned with the needs of diverse consumer groups.

Yingtan Topnew and Jiangxi University of Science and Technology’s School of Mechanical and Electrical Engineering (“Jiangxi University”) have formed a partnership by entering into a cooperation agreement (“Jiangxi University Cooperation Agreement”) with a term of three years commenced on December 2, 2024, which may be extended upon mutual consent, to address industrial challenges and promote talent development. According to the Jiangxi University Cooperation Agreement, Jiangxi University will provide technical solutions and theoretical training for Yingtan Topnew’s staff, while Yingtan Topnew will offer internships for Jiangxi University’s students. The collaboration also includes joint research efforts to solve critical technical issues and apply for research funding at various levels. Additionally, Yingtan Topnew plans to establish an industry-university-research demonstration base in the first half of 2025, with Jiangxi University providing academic expertise and Yingtan Topnew supplying equipment, facilities, and funding. This partnership aims to foster innovation, research, and mutual growth.

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Besides collaborations with universities, Yingtan Topnew and Suofeiya Home Collection Co., Ltd. (“Suofeiya”), a publicly listed company on China’s A-share market, are partnering to develop and market new products using Yingtan Topnew’s nano antibacterial panels. Yingtan Topnew and Suofeiya entered into an initial cooperation agreement on July 26, 2024 (the “Initial Suofeiya Cooperation Agreement”). Pursuant to the Initial Suofeiya Cooperation Agreement, the collaboration encompasses market research, product design, testing, and intellectual property registration, with Yingtan focusing on overseas market analysis and logistics, while Suofeiya manages domestic research and production. The project progresses in three phases: R&D, production and sales preparation, and e-commerce operation testing, with Yingtan handling online promotion and sales analysis. As of the date of this prospectus, Yingtan Topnew and Suofeiya have designed two products together under the Initial Suofeiya Cooperation Agreement, which have been manufactured and are currently in the quality testing and packaging phase. The Initial Suofeiya Cooperation Agreement will end on January 31, 2025, or after the completion of e-commerce operation testing, whichever occurs later. Based on testing outcomes and market feedback, Yingtan Topnew and Suofeiya may continue the partnership upon mutual consent and enter into an official cooperation agreement.

The investment we place in R&D reflects our dedication to sustained innovation. For the years ended May 31, 2024 and 2023, our R&D expenses were $1.05 million and $0.53 million, respectively. These expenditures were 6.30% and 5.94% of total revenue for each fiscal year. This ongoing commitment underscores our strategic focus on enhancing our product portfolio, improving product quality, and expanding our market reach.

Sales and Marketing

We market our products through the following strategies:

●	Targeted Advertising

Our Operating Subsidiaries primarily market and sell our products under the “AOJEZOR” brand using a business-to-business (B2B) model to distributors. This model allows us to maintain a strong presence in various markets, ensuring that our products, especially antibacterial cabinets, reach a wide range of commercial clients. These distributors play a critical role in helping us expand our brand’s footprint and deliver our innovative products to end users efficiently and reliably.

Although we heavily rely on a B2B model to sell our products to distributors, we are in the process of developing our sales and marketing strategies toward end customers and expanding our business-to-consumer (B2C) channel.

We leverage a broad range of digital media channels to deliver focused and strategic advertising campaigns. Platforms such as TikTok, Xiaohongshu (Little Red Book), and Facebook enable us to engage directly with diverse audience segments. By actively engaging with audience comments, we can gain insights into their needs and preferences, allowing us to fine-tune our advertisements to ensure they resonate with the right audience at the optimal time. This strategy enables us to design campaigns that not only build brand recognition but also enhance customer acquisition in an increasingly competitive marketplace.

We also implement advanced strategies like retargeting, where potential customers who have previously interacted with our brand are shown tailored ads to reinforce their interest and guide them toward a purchase. We believe this multi-channel advertising approach creates a cohesive brand message across platforms, enhancing our visibility and ensuring our products remain top of mind for consumers.

●	Content Marketing

We invest heavily in content marketing, recognizing its potential to build lasting relationships with our audience. Through the creation and management of official public accounts on platforms like WeChat, Xiaohongshu, and Facebook, we publish content that not only promotes our products but also provides value to our audience. We focus on educational and inspirational content that aligns with the interests and lifestyles of our target customers, whether it is about home decorations trends, space-saving tips, or eco-friendly living.

In addition to regular posts, we employ a strategic mix of blog articles, video tutorials, product demonstrations, and user-generated content. This multi-format approach helps attract potential customers at different stages of the buying journey. Our content is designed to inform, entertain, and inspire action, making it easier to convert readers into loyal customers. Furthermore, we continually analyze the performance of our content to refine our strategies, ensuring that we deliver the most relevant and impactful messaging.

●	Customer Engagement

Active engagement with our customers is a cornerstone of our marketing strategy. Social media platforms like Xiaohongshu and TikTok provide ideal venues for fostering two-way communication, where we can directly interact with our audience. We take advantage of these platforms not only to showcase our products but also to listen to customer feedback, answer inquiries, and respond to comments in real time. This interactive approach strengthens our brand’s relationship with consumers, creating a sense of community and loyalty.

Through live streams, product demonstrations, and Q&A sessions, we offer our audience the opportunity to learn more about our brand and products in an engaging, personal way. These interactions not only humanize our brand but also build trust and credibility, making customers more likely to choose our products over competitors. We also collaborate with influencers and content creators to amplify our message and reach broader audiences, ensuring consistent brand engagement across various social channels.

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●	Trade Exhibition

Trade exhibitions are a vital component of our marketing efforts, allowing us to present our products in a physical, interactive setting. By participating in key industry events, we gain direct exposure to potential customers, partners, and distributors. These events provide a unique opportunity to showcase our latest innovations, demonstrate product features, and engage with industry professionals. Our participation in trade exhibitions not only enhances our visibility within the industry but also helps us gather valuable market insights and forge important business relationships.

In addition to product showcases, we use trade exhibitions as a platform for networking and business development. Our team actively engages with prospective clients, suppliers, and industry influencers, building relationships that can lead to new partnerships and distribution opportunities. The feedback we receive from trade exhibition attendees is also invaluable in shaping our product development and marketing strategies moving forward.

●	Public Relations

Maintaining a positive corporate image is integral to our long-term success. We have implemented a range of public relations (“PR”) initiatives to reinforce our brand’s reputation and strengthen our ties with the community. One of our standout PR efforts includes sponsoring underprivileged students, helping them complete their education. This initiative not only contributes to social good but also enhances our corporate image, showcasing our commitment to social responsibility. Through thoughtful PR campaigns and community involvement, we build goodwill and foster trust with consumers, stakeholders, and the media.

We also cultivate relationships with journalists and influencers to ensure our brand receives positive coverage in relevant publications and online platforms. By highlighting our corporate social responsibility efforts and showcasing our industry leadership, we create a narrative that resonates with both consumers and industry peers. Our PR strategies are designed to build long-term trust, positioning our brand as not just a product provider but a responsible corporate citizen.

●	Brand Collaborations

Strategic partnerships with other brands play a crucial role in expanding our market reach. We actively collaborate with complementary brands to engage in joint marketing initiatives and product bundling. For example, we have launched a successful collaboration with Suofeiya Home Collection Co., Ltd., where we co-market our products to reach a broader audience. These partnerships allow us to tap into new customer segments and create unique value propositions that enhance the appeal of our products.

By aligning with well-established brands, we not only increase our visibility but also benefit from the credibility and trust these partners have with their own customer bases. Our brand collaborations are carefully selected to ensure synergy in values, aesthetics, and target markets, creating mutually beneficial relationships that enhance both brands’ reputations.

●	Data-Driven Marketing

We rely heavily on customer data and advanced analytics to inform and optimize our marketing strategies. By continuously analyzing consumer behavior, preferences, and purchasing patterns, we are able to tailor our marketing efforts to meet the specific needs and desires of our audience. This data-driven approach enables us to refine everything from product messaging to ad placement, ensuring maximum relevance and impact.

Our use of personalized marketing extends across all channels, such as targeted social media ads and delivering tailored content to different customer segments. This not only improves customer engagement but also increases the likelihood of conversion. In addition, we utilize predictive analytics to anticipate market trends and customer demands, allowing us to stay ahead of competitors and offer products that resonate with consumers before they even realize the need.

Our After-Sales Services

In addition to our B2B approach, we have also embraced the fast-growing e-commerce sector by selling directly to consumers. We have established a strong presence on global platforms such as Temu and Shein, as well as major local platforms in China, including Pinduoduo, TikTok, and JD.com. This B2C model not only broadens our reach but also enables us to interact more directly with our customers, providing them with access to our products in a more convenient and personalized way. The combination of these two sales models—B2B and B2C—ensures that we can serve a diverse range of customer needs and preferences.

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When it comes to products sold to distributors, the after sales services are provided by the distributors to the end customers. In this case, we place great emphasis on quality control and customer satisfaction. We require all distributors to conduct thorough inspections of the goods upon delivery to ensure that they meet our high standards. This proactive approach minimizes the risk of defects or issues and helps maintain the integrity of our brand in the marketplace. By working closely with our distributors, we ensure that they have the resources and support they need to offer seamless service to their customers.

For products sold directly through e-commerce platforms like Temu, Shein, Pinduoduo, TikTok, and JD.com, we strictly adhere to each platform’s return policies and after-sales service requirements. This allows us to provide a transparent, hassle-free experience for our customers. Whether it is handling returns, addressing customer concerns, or offering product support, we ensure that our after-sales service aligns with the expectations of modern online shoppers. We understand that after-sales service is a key component of the customer experience, and we are committed to delivering prompt, reliable assistance to maintain high levels of customer satisfaction.

Our Customers

Currently most of our sales are focused on qualified distributors, which then distribute the products to end users. We are also trying to expand our customer resources through traditional social networking and e-commerce platforms.

For the years ended May 31, 2024 and 2023, we had 17 and 11 customers, respectively. The approximate proportion of revenue contributed by major customers, each accounting for more than 5% of our total revenue, for the years ended May 31, 2024 and 2023, is as follows:

Number	Customer Name	% of total revenue for the year ended May 31, 2024	% of total revenue for the year ended May 31, 2023
1	Guixi Brand	84.2%	97.0%
2	Guixi Fuchuan Trading Co., Ltd.	5.6%	-
3	Guixi Qinsong Trading Co., Ltd.	5.4%	-

Our Suppliers

Our main products are antibacterial cabinets, commutators, wrought iron furniture, etc. The raw materials of our products are mainly PVC antibacterial panel, copper, bakelite powder, cold-rolled steel sheets, and iron round tubes, etc.

To improve costs and delivery conditions, our Operating Subsidiaries purchase raw materials from different sources and most of our suppliers are local. Our Operating Subsidiaries have established a supplier-customer file management system and regularly conduct assessment and screening of the suppliers based on various aspects such as price, quality, safety, and supply capability. Our Operating Subsidiaries form long-term supply relationship with certain large suppliers who meet our requirements.

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At present, our Operating Subsidiaries have built a stable raw material supply channel. Our Operating Subsidiaries generally place orders with two long-term suppliers, Yingtan Jien New Materials Co., Ltd. and Yingtan Saila Intelligent Technology Co., Ltd., based on the actual quantity needed. Our agreements with key suppliers are generally short-term in nature, with framework contract terms typically spanning a duration of one year, subject to annual renewal upon mutual agreement. See “Risk Factors — Risks Related to Our Business and Industry— Concentration in suppliers, shortages in supply, price increases or deviations in the quality of raw materials used to manufacture our products could adversely affect our sales and operating results” on page 18.

Number	Supplier Name	% of total cost for the year ended May 31, 2024	% of total cost for the year ended May 31, 2023
1	Yingtan Jien New Materials Co., Ltd.	33.9%	71.9%
2	Yingtan Saila Intelligent Technology Co., Ltd.	52.1%	17.8%

Our Competitive Advantages

We are committed to providing our customers with high-quality compact and eco-friendly furniture and industrial commutators. We believe that we have a number of competitive advantages that will enable us to maintain and further improve our market position in the industry. Our competitive advantages include advanced R&D and design capabilities, strict quality control, high brand recognition in the industry, and market development.

Cost Reduction

By producing goods at a lower cost, we believe our products remain competitive in both price and quality. Our ability to operate efficiently not only enables us to deliver products with lower production costs, but it also allows us to pass those savings on to our customers. In addition to cost savings through improved production processes, we continuously ensure minimal waste and maximum efficiency. This results in streamlined operations and significant cost advantages over the long term.

We also employ high efficiency production techniques, such as CNC machine technology and our own cloud and production monitoring system, that maximize output while minimizing resource consumption, further driving down costs without compromising the quality of the products. Through lean manufacturing processes and continuous improvement initiatives, we can consistently lower operational expenses and remain competitive in highly saturated markets.

Innovation Capability

Our innovation strategy is deeply rooted in a human-centered approach, focused on enhancing user experiences at every level. Innovation does not merely begin in the lab—it starts with the customer. We place a high priority on gathering customer comments and feedback from the e-commerce channels, using this data to shape our production lines. By working closely with consumers, we ensure that our products meet real-world demands, giving us an advantage to quickly respond to market shifts.

The speed at which we integrate customer feedback into product development is a key differentiator. We take pride in our ability to rapidly prototype, test, and roll out new models that reflect evolving market needs. We designed 15 new models of antibacterial cabinets in 2024. Our strategy is not just about manufacturing; it is about constantly innovating, refining, and improving our manufacturing process. This cyclical process ensures that our products are always at the forefront of design, functionality, and user experience. By maintaining this momentum, we aim to strengthen our position in product innovation and customer satisfaction.

Market Positioning

Our market positioning strategy is centered on establishing a dominant presence in specific or niche markets. We focus on areas where we can build strong brand recognition and customer loyalty, allowing us to become the preferred brand within those sectors. A prime example of our success in market positioning is our antibacterial cabinets’ achievement of Best Seller status in Amazon’s “Bathroom Storage” category, a milestone that underscores our leadership in this niche.

We aim to replicate this success across other platforms and categories, using data-driven insights to identify new opportunities for growth. Through strategic marketing and a customer-focused approach, we consistently tailor our offerings to meet the unique needs of our target demographics. Our positioning is not just about being present in the market; it is about dominating key segments and becoming synonymous with quality and reliability in those areas.

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Technological Advantage and Intellectual Property Protection

Our Company takes great pride in its technological prowess, ensuring that we stay ahead of the curve by minimizing reliance on specialized personnel, such us utilizing our own cloud and production monitoring system, as mentioned below. This approach allows us to control the production process better, ensuring that any well-trained employee can efficiently operate our equipment and systems. The result is not only a more resilient workforce but also one that is less prone to errors, contributing to the overall reliability and consistency of our products.

We have built our own cloud system to monitor the production process and to store data, files, and other information generated during our production and operational activities. Through this cloud system, we can track in real-time the production progress of each of our production lines, including the planned production volumes, production capacity, and completion rates. Our cloud system currently has a storage capacity of 25TB, and we have plans to expand this capacity to 1,000TB in the near future to accommodate the growing needs of our operations. This system enables us to improve operational efficiency, ensure better coordination across departments, and store critical data securely. As our business scales, the expanded cloud system will serve as a foundation for more advanced data analytics, predictive maintenance, and further automation, supporting our long-term goal of optimizing our production capabilities.

In addition, we have a robust intellectual property protection system that safeguards our innovations. Every new product or technological advancement is backed by patents or copyrights, ensuring that our proprietary developments remain protected from competitors. This emphasis on intellectual property protection reinforces our commitment to being leaders in innovation, ensuring that we retain our competitive edge in the marketplace. By continuously expanding our patent portfolio, we strengthen our brand’s value and protect our technological advancements from imitation.

We will actively and diligently protect our rights in the face of any intellectual property infringement. We will take all necessary legal measures to defend our intellectual property against unauthorized use, reproduction, or distribution. We believe that the protection of our intellectual property is essential to maintaining the integrity of our business and ensuring continued innovation. In 2022, our related party, Dubaite, which was at the time owned by AOJE’s CEO, Keqiang Cai, initiated legal proceedings against 91 defendants for copyright infringement of our “AOJEZOR” brand products. The lawsuit sought to address the unauthorized sale, use, marketing, and display of Dubaite’s registered copyrights, on platforms such as Amazon, eBay, Wayfair, and Walmart. The legal action was taken to protect Dubaite’s intellectual property rights and Yingtan Topnew’s right to use. The cases were settled in 2023, and Dubaite subsequently dismissed the lawsuit.

Supply Chain Management

Effective supply chain management is critical to our business strategy. We cultivate strong relationships with two local suppliers, which allows us to lower costs and enhance our responsiveness to changing market conditions. By focusing on building a robust and agile supply chain, we can respond quickly to demand fluctuations, ensuring that we meet customer needs in a timely and efficient manner. We believe this local supplier strategy also reduces logistical costs and shortens lead times, further driving down operational expenses.

Moreover, our approach to supply chain management is rooted in flexibility and resilience. By constantly assessing our supply chain for potential improvements, we can quickly adapt to new challenges or opportunities. By using local suppliers, we believe we can reduce costs and improve supply efficiency, helping us bring products to market more quickly and enhancing our competitive position. Whether it is scaling up production to meet increased demand or optimizing distribution to reduce costs, our supply chain is designed to support our long-term growth and sustainability goals.

Our Growth Strategy

Our main goal is to become a manufacturing company that focuses on producing branded products. To achieve this goal, our Operating Subsidiaries will continue to provide quality products and services while working to expand our sales channels and increase our market share. We are committed to sustainable practices and environmental responsibility, incorporating advanced production techniques to minimize waste and optimize energy use. These efforts, alongside our focus on innovation and excellence, will help us achieve our long-term vision of becoming a leader in the branded products industry.

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Brand Identification

We are not simply a manufacturing company; we are committed to building a brand that is truly our own, one that resonates with consumers on a deeper level. While China has a vast number of original equipment manufacturer factories, many rely on other companies’ technologies or produce goods for external brands, often sacrificing originality for efficiency. In contrast, our goal is to establish a brand identity with unique appeal by focusing on a niche market—compact and eco-friendly furniture. We aim to communicate our vision and core values through our products, differentiating ourselves by prioritizing quality, design, and innovation. Our unique selling proposition lies in our use of eco-friendly, antibacterial panels to manufacture our furniture, ensuring that our products are not only functional but sustainable and safe for users. This approach allows us to deliver innovation with a commitment to environmental responsibility, which also forms a central part of our brand’s distinct selling points.

Social Media Marketing

We are positioning our brand as a leader within our industry, making strategic use of social media to reinforce our identity as a premium, trustworthy, and influential player. By creating high-quality, engaging promotional content, we aim to build a strong online presence that resonates with our target audience. Leveraging platforms like Xiaohongshu (Little Red Book), Facebook, WeChat and others, we will share valuable information, product highlights, and industry insights to connect with customers, attract potential clients, and ultimately foster a community around our brand. Our social media strategy is not just about visibility but about establishing long-term connections with our audience.

Continuous Innovation

Innovation is central to our mission. By gathering user feedback and conducting thorough market research, we stay attuned to shifts in consumer preferences and industry trends. This enables us to continuously improve our products, services, and marketing strategies, ensuring that our offerings remain fresh and relevant. We strive to be a dynamic brand, one that evolves to meet the changing needs of the marketplace. Our commitment to ongoing innovation not only keeps our brand vibrant but also enhances our ability to provide value to our customers, distinguishing us as a forward-thinking leader in the compact and eco-friendly furniture industry.

Property

Our Company is headquartered in No.443 Donggang Road, Lili Town, Wujiang District, Suzhou City, Jiangsu Province, China.

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Properties the Operating Subsidiaries Own

Our Operating Subsidiaries own the following Properties in the PRC:

No.	Location	Details	Area	Owner	Usage
1	Guixi Economic Development Zone, Jiangxi Province	Real estate, all above ground attachments and related facilities of the former Precious Foods Land to the north of Gui Ba Road and to the west of Industrial Avenue	Building Floor Area 7,997 Square Meters	Yingtan Topnew（1）	Finished Goods Warehouse
2	12F-05, A1# Building, No.85 Gayang Lane, Antai Street, Gulou District, Fuzhou City, Fujian Province	/	94 Square Meters	Yingtan Topnew	Office Space
3	F02-10, Commercial Complex, Lot 8, Chating, Junlin Shengshi, Taijiang District, Fuzhou City, Fujian Province	/	59 Square Meters	Yingtan Topnew	Office Space

(1) Yingtan Topnew has signed a property purchase agreement (the “Xingyuan Purchase Agreement”) with the transferor, Guixi Xingyuan Investment Development Company Limited (“Xingyuan”), and the purchase price is RMB7,193,000 with an initial down payment of RMB1,000,000. Pursuant to the terms of the Xingyuan Purchase Agreement, the remaining balance shall be paid after Xingyuan receives the title transfer eligibility. As of the date of this Prospectus, Xingyuan has not yet received the title transfer eligibility other than the title transfer eligibility of 1#factory buildings and the Company has not yet obtained the certificate of ownership of the property issued by the competent authority. As the Company has made the initial down payment, pursuant to the terms of the Xingyuan Purchase Agreement, the Company may use the property without compensation before obtaining the certificate of ownership of the property.

Properties the Operating Subsidiaries Lease

Our Operating Subsidiaries lease the following properties in the PRC:

No.	Lessor	Lessee	Location	Area	Term of use	Usage
1	Suzhou Fenhu Investment Group Co.	AOJE Yingke	Room 301, Third Floor, Building 5, No. 1518 Linhu Avenue, Lili Town, Wujiang District, Suzhou City, Jiangsu Province	100 Square Meters	November 25, 2024 to November 24, 2025 (1)	Office Space
2	Wujiang Siyuan Venture Service Co.	AOJE Suzhou	No.443 Donggang Road, Lili Town, Wujiang District, Suzhou City, Jiangsu Province	50 Square Meters	January 31, 2024 to January 30, 2025 (2)	Office Space
3	Guixi Xingshenghe Industrial Co. (“Xingshenghe”)	Yingtan Topnew	Guixi High-end Cable Harness Technology Eco-Industrial Park, Jiangxi Province (Land No. 4 of Phase I, customized factory buildings (1#, 2# factory buildings, 3#, 4# R&D buildings) and all other buildings, structures, attachments, pipelines and other facilities above and below the land within the scope of Land No. 4)	Customized Factory Area 28,215 Square Meters	November 15, 2019 to long-term	Workshop, Office Building, Research and Development Center, and Kitchen and Cafeteria
4	Xingshenghe	Yingtan Topnew	Guixi High-end Cable Harness Technology Eco-Industrial Park, Jiangxi Province (Land No. 3 of Phase I, customized factory buildings (1#factory buildings, 1# R&D buildings) and all other buildings, structures, attachments, pipelines and other facilities above and below the land within the scope of Land No. 3)	Customized Factory Area 14,458 Square Meters	July 10, 2023 to long-term	Material Warehouse

(1)	The rent for the lease is RMB0 during November 25, 2024 to November 24, 2025.
(2)	The rent for the lease is RMB0 during January 31, 2024 to January 30, 2025.

We believe that, under normal circumstances, our existing facilities are sufficient to meet current demand, but we expect to seek to build other factories to cope with future growth.

85

Intellectual Property

We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. Our Operating Subsidiaries have signed relevant confidentiality agreements or clauses with our employees, certain customers, and suppliers, and rely on such confidentiality agreements or clauses and other protections of our technical knowledge to maintain our technological advantages in products and designs.

As of the date of this prospectus, our Operating Subsidiaries own or have the right to use an aggregate of 32 registered trademarks, 87 registered patents and copyrights, and 1 registered domain name.

Trademarks

Our Operating Subsidiaries own the following trademarks in the PRC:

No.	Trademark Number	File Date	Expiration Date	Trademark Name	Owner
1	38370213	02/07/2020	02/06/2030		Yingtan Topnew
2	38362820	02/14/2020	02/13/2030		Yingtan Topnew
3	38364073	02/14/2020	02/13/2030		Yingtan Topnew
4	49688177	05/28/2021	05/27/2031		Yingtan Topnew
5	49696970	06/21/2021	06/20/2031		Yingtan Topnew
6	71779250	12/14/2023	12/13/2033		Yingtan Topnew
7	62773904	08/14/2022	08/13/2032		Yingtan Topnew
8	62775418	08/14/2022	08/13/2032		Yingtan Topnew
9	62765512	10/14/2022	10/13/2032		Yingtan Topnew
10	72176153	12/07/2023	12/06/2033		Yingtan Topnew
11	72173905	12/07/2023	12/06/2033		Yingtan Topnew
12	72173894	12/07/2023	12/06/2033		Yingtan Topnew
13	72162518	12/07/2023	12/06/2033		Yingtan Topnew
14	72387775	12/21/2023	12/20/2033		Yingtan Topnew
15	72165933	12/07/2023	12/06/2033		Yingtan Topnew
16	72176178	12/07/2023	12/06/2033		Yingtan Topnew
17	72155926	12/07/2023	12/06/2033		Yingtan Topnew

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Our Operating Subsidiaries own or has right to use the following international trademarks:

No.	Trademark Number	Region	File Date	Expiration Date	Trademark Name	Owner(1)
1	5685338	USA	7/5/18	7/5/28		Longyan Shengshi Mechanical Parts Co.,Ltd (1)
2	018272467	EU	7/14/20	7/14/30		Keqiang Cai
3	2107445	Australia	7/29/20	7/29/30		Keqiang Cai
4	018880886	EU	5/29/23	5/29/33		Longyan Dubaite Auto Parts Co., Ltd
5	1752545	Malaysia	7/6/23	7/6/33	AOJEZOR	Yingtan Topnew
6	72387775	(2)	6/21/23	6/21/33		Yingtan Topnew
7	6552710	USA	1/5/21	1/5/31		Keqiang Cai
8	018631981	EU	12/31/21	12/31/31	J JINXIAMU	Guixi Golden Oak Creative Home Furnishing Co., Ltd
9	UK00003738300	UK	12/31/21	12/31/31	J JINXIAMU	Guixi Golden Oak Creative Home Furnishing Co., Ltd
10	2241975	Australia	1/12/22	1/12/32	J JINXIAMU	Guixi Golden Oak Creative Home Furnishing Co., Ltd
11	6552928	USA	1/6/21	1/6/31		Keqiang Cai
12	6552927	USA	1/6/21	1/6/31		Keqiang Cai
13	6552929	USA	1/6/21	1/6/31		Keqiang Cai
14	6356832	Japan	4/27/20	4/27/30		Keqiang Cai
15	6552930	USA	1/6/21	1/6/31		Keqiang Cai

(1) All owners, except Yingtan Topnew, have entered into licensing agreements with the Company, granting the Company the right to use their trademarks.

(2) The trademark with registration number 72387775 is registered in Brunei Darussalam, Indonesia, the Lao People’s Democratic Republic, Singapore, Cambodia, Thailand, Malaysia, Vietnam, and the Philippines.

Patent

87

Our Operating Subsidiaries own the following patents in the PRC:

No.	Title of the Invention	Patent Type	Patent Number	Public (Announcement) Date	Owner
1	Commutator processing equipment	Invention	ZL201810097302.3	02/23/2024	Yingtan Topnew
2	A rare earth copper alloy and its surface treatment process	Invention	ZL202310198473.6	01/19/2024	Yingtan Topnew; Jiangxi Academy of Sciences Institute of Applied Physics; Guixi Junda Special Copper Co., Ltd.
3	A commutator stamping equipment with a stamping stabilization mechanism	Invention	ZL202210882029.1	04/07/2023	Yingtan Topnew
4	Commutator segment perpendicularity detector	Utility Model	ZL201820173087.6	08/10/2018	Yingtan Topnew
5	An outer diameter detection device for commutators	Utility Model	ZL201820159444.3	10/30/2018	Yingtan Topnew
6	An R-angle detection device for commutator segments	Utility Model	ZL201820159140.7	08/24/2018	Yingtan Topnew
7	Commutator processing equipment	Utility Model	ZL201820171974.X	09/07/2018	Yingtan Topnew
8	Transmission device for commutator processing equipment	Utility Model	ZL201820173506.6	09/07/2018	Yingtan Topnew
9	Chamfer burr removal device for commutator processing equipment	Utility Model	ZL201820170145.X	09/14/2018	Yingtan Topnew
10	Outer surface burr removal device for commutator processing equipment	Utility Model	ZL201820171813.0	09/07/2018	Yingtan Topnew
11	Bending press device for commutator processing equipment	Utility Model	ZL201820171825.3	09/07/2018	Yingtan Topnew
12	Height detection device for the bending part of commutator segments	Utility Model	ZL201820159571.3	11/27/2018	Yingtan Topnew
13	A core for a hollow cup commutator	Utility Model	ZL201820160681.1	08/10/2018	Yingtan Topnew
14	A commutator that is easy to clean and dustproof	Utility Model	ZL201820737306.9	11/16/2018	Yingtan Topnew
15	A commutator without mica sheets	Utility Model	ZL201820735943.2	12/18/2018	Yingtan Topnew
16	An automatic continuous conveying device for commutator processing equipment	Utility Model	ZL201820736794.1	12/04/2018	Yingtan Topnew
17	A take-up device for a continuous copper rod extrusion machine	Utility Model	ZL201820740974.7	12/07/2018	Yingtan Topnew
18	A dehydration device for a continuous copper rod extrusion machine	Utility Model	ZL201820741019.5	12/07/2018	Yingtan Topnew
19	A press mold for commutators	Utility Model	ZL201820741226.0	12/07/2018	Yingtan Topnew
20	A polishing device for a copper rod straightening machine	Utility Model	ZL201820741254.2	01/11/2019	Yingtan Topnew
21	A jig for quick feeding of commutator copper sleeves	Utility Model	ZL201820737276.1	01/15/2019	Yingtan Topnew
22	A die for punching copper sheets for commutators	Utility Model	ZL201820752397.3	02/05/2019	Yingtan Topnew
23	A dual-purpose lathe	Utility Model	ZL201820741000.0	03/01/2019	Yingtan Topnew
24	An automatic oil-containing wastewater treatment station	Utility Model	ZL201821598998.X	05/31/2019	Yingtan Topnew
25	A tissue cabinet that is easy to assemble and disassemble	Utility Model	ZL202021099080.8	03/26/2021	Yingtan Topnew
26	A commutator with anti-fall design	Utility Model	ZL202021018696.8	12/01/2020	Yingtan Topnew
27	A commutator with anti-carbon deposition design	Utility Model	ZL202021018700.0	11/24/2020	Yingtan Topnew
28	A hook-type commutator	Utility Model	ZL202021031549.4	11/24/2020	Yingtan Topnew
29	A reinforcement ring for commutators	Utility Model	ZL202021031544.1	11/24/2020	Yingtan Topnew
30	An open-type tilting press machine	Utility Model	ZL202021044387.8	02/09/2021	Yingtan Topnew
31	A sealed rotary deburring device	Utility Model	ZL202021043595.6	03/26/2021	Yingtan Topnew
32	A dual-matrix commutator	Utility Model	ZL202021056185.5	11/24/2020	Yingtan Topnew
33	A self-cleaning device for a copper rod straightening machine	Utility Model	ZL202021056157.3	02/09/2021	Yingtan Topnew
34	A modular commutator	Utility Model	ZL202021069824.1	12/29/2020	Yingtan Topnew
35	An oil removal and cleaning line for commutator copper sheets	Utility Model	ZL202021068835.8	12/29/2020	Yingtan Topnew
36	A simple corner cabinet	Utility Model	ZL202021099105.4	04/30/2021	Yingtan Topnew
37	A storage box	Utility Model	ZL202121498261.2	01/25/2022	Yingtan Topnew
38	A hanging storage cabinet	Utility Model	ZL202123335420.X	09/02/2022	Yingtan Topnew
39	A commutator that is easy to clean carbon deposits	Utility Model	ZL202221282014.3	10/21/2022	Yingtan Topnew
40	A corner cabinet that is easy to assemble	Utility Model	ZL202221297660.7	10/28/2022	Yingtan Topnew
41	A modular storage box with flexible capacity allocation	Utility Model	ZL202221282011.X	10/21/2022	Yingtan Topnew
42	A commutator with anti-flying segments	Utility Model	ZL202221281990.7	10/21/2022	Yingtan Topnew
43	Automatic continuous assembly equipment for commutators	Utility Model	ZL202221297659.4	11/15/2022	Yingtan Topnew
44	A modular furniture bookshelf	Utility Model	ZL202221299065.7	10/21/2022	Yingtan Topnew
45	Corner shelf (waterproof)	Design	ZL202030203829.8	09/01/2020	Yingtan Topnew
46	Wood-plastic garbage bin	Design	ZL202030405486.3	12/15/2020	Yingtan Topnew
47	Sink rack	Design	ZL202030406589.1	11/24/2020	Yingtan Topnew
48	Storage box	Design	ZL202130417836.2	10/15/2021	Yingtan Topnew
49	Iron table	Design	ZL202130837765.1	04/01/2022	Yingtan Topnew
50	Tissue cabinet	Design	ZL202230464822.0	03/03/2023	Yingtan Topnew
51	Hanging cabinet	Design	ZL202330098344.0	05/23/2023	Yingtan Topnew
52	Basin cabinet	Design	ZL202330098350.6	05/23/2023	Yingtan Topnew
53	Bathroom tissue storage cabinet	Design	ZL202330098355.9	05/23/2023	Yingtan Topnew
54	Corner shelf (JXM101)	Design	ZL202330256432.9	09/19/2023	Yingtan Topnew
55	Corner shelf (TX101)	Design	ZL202330256422.5	09/19/2023	Yingtan Topnew
56	Tissue cabinet (TX7782)	Design	ZL202330256448.X	12/26/2023	Yingtan Topnew
57	Tissue cabinet (TX17053)	Design	ZL202330256470.4	12/26/2023	Yingtan Topnew
58	Tissue cabinet (TZ170778)	Design	ZL202330256461.5	12/26/2023	Yingtan Topnew
59	Tissue cabinet (TZ170779)	Design	ZL202330256489.9	12/26/2023	Yingtan Topnew
60	Corner shelf (JXM2022)	Design	ZL202330280392.1	12/26/2023	Yingtan Topnew
61	Towel rack (JXM02)	Design	ZL202330280391.7	12/26/2023	Yingtan Topnew
62	Two-layer rack (ATY03)	Design	ZL202330280388.5	12/26/2023	Yingtan Topnew
63	Tissue cabinet (ATY170783)	Design	ZL202330280390.2	01/12/2024	Yingtan Topnew
64	Bathroom Organizer (Washbasin Triple)	Design	ZL202430241298.X	12/13/2024	Yingtan Topnew
65	Bathroom Cabinet	Design	ZL202430192070.6	11/26/2024	Yingtan Topnew
66	Bathroom Organizer (Washbasin Double)	Design	ZL202430241301.8	11/26/2024	Yingtan Topnew
67	Multi-Tier Storage Organizer	Design	ZL202430235315.9	11/15/2024	Yingtan Topnew
68	Bathroom Tissue Organizer	Design	ZL202430235270.5	11/15/2024	Yingtan Topnew
69	Square Flower Box	Design	ZL202430203707.7	11/15/2024	Yingtan Topnew
70	Kitchen Living Room Multifunctional Storage Kitchen Cabinet	Design	ZL202430192050.9	11/01/2024	Yingtan Topnew
71	Desktop Multi-layer File Organizer	Design	ZL202430203992.2	09/27/2024	Yingtan Topnew
72	Paper Towel Cabinet (TZ17060)	Design	ZL202330280389.X	03/19/2024	Yingtan Topnew

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Our Operating Subsidiaries have right to use the following international patents:

No.	Title of the Invention	Patent Type	Region	Patent Number	Grant Date	Owner
1	Corner Shelf	Design Patent	USA	US D920,018 S	5/25/21	Keqiang Cai
2	Bathroom Cabinet	Design Patent	USA	US D922,802 S	6/22/21	Keqiang Cai
3	Toilet Paper Basket Storage	Design Patent	USA	US D961,927 S	8/30/22	Keqiang Cai
4	Spice Rack Organizer	Design Patent	USA	US D942,809 S	2/8/22	Xiufeng Chen
5	Toilet Paper Holder Stand	Design Patent	USA	US D935,800 S	11/16/21	Xiufeng Chen
6	Top Paper Towel Cabinet	Registered Design	UK	6331246	12/15/23	Yingtan Topnew
7	Toilet Paper Holder Cabinet	Design Patent	USA	US D970,916 S	11/29/22	Yunhui Dong
8	Bathroom Storage Cabinet	Design Patent	USA	US D984,825 S	5/2/23	Yunhui Dong
9	Tissue Cabinet	Registered Design	EU	009191620-0001	10/12/22	Keqiang Cai
10	Bathroom cabinets	Registered Design	UK	6234669	10/24/22	Longyan Dubaite Qipei Co., Ltd
11	Storage Corner Cabinet	Registered Design	Australia	202217249	2/9/23	Keqiang Cai
12	Tissue Cabinet	Registered Design	EU	015006223-0001	12/22/22	Keqiang Cai
13	Bathroom tissue cabinet	Registered Design	UK	6268984	5/30/23	Longyan Dubaite Qipei Co.,Ltd

Copyright

Our Operating Subsidiaries have right to use the following international copyrights:

No.	Title of the Copyright	Region	Patent Number	Grant Date	Inventor
1	Two section iron table, side table, coffee table	USA	In process	In process	Keqiang Cai
2	Toilet Paper Holder Cabinet	USA	VA 2-349-327	2/14/23	Keqiang Cai

Domain

Our Operating Subsidiaries have the right to use the following domain registration issued in the PRC:

Number	Issue Date	Expiration Date	Domain Name	Owner
1	8/12/2023	8/12/2025	topnewem.com	Yingtan Topnew

89

Our Employees

As of the date of this prospectus, we have 29 full-time employees. As of May 31, 2024 and 2023, we had 32 and 63 full-time employees. In 2024, the Company engaged a third-party service provider to perform certain component manufacturing services and supply supplemental labor to meet its manufacturing workload requirements.

We believe we maintain a good working relationship with our employees.

We have strengthened staff training, implemented performance appraisals and other measures to improve staff monetization and work efficiency.

Insurance and Social Security Matters

According to the laws of the PRC, we are required to make contributions to the employee social security plan based on specific percentages of employee salaries, bonuses and certain allowances, and the maximum amount is set by the local government from time to time. According to Chinese regulations, we participate in various employee social security programs organized by local governments. We have paid social insurance for some employees, including pension, work-related injury and unemployment. See “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties” on page 28.

Seasonality

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality.”

Legal Proceedings

As of the date of this prospectus, the Company is not involved in any legal or administrative litigation that may have a material adverse effect on the Company’s business, balance sheet, operating performance and cash flow.

Our Operating Subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the necessary licenses and approvals required for our business operations in China from the relevant government departments, and these licenses and approvals are still valid.

90

REGULATIONS

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulations on Company Establishment and Foreign Investment

The Company Law of the PRC (the “Company Law”) was promulgated by the Standing Committee of the NPC (“SCNPC”) on December 29, 1993 and was last amended on December 29, 2023. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited companies. A company is an enterprise legal person with independent legal person property, and is entitled to legal person property rights. The company shall bear liabilities for its debts with all its assets. The shareholders of a limited liability company shall bear liabilities for the company to the extent of their respective subscribed capital contribution. The shareholders of a joint stock limited company shall bear liabilities for the company to the extent of their respective subscribed shares. The Company Law shall be applicable to foreign-invested limited liability companies and joint stock limited companies. to the PRC Company Law, where there are otherwise provisions in the laws relating to foreign investment, such provisions shall prevail.

The Foreign Investment Law of the PRC (the “FIL”), which was promulgated by the National People’s Congress (the “NPC”) on March 15, 2019, and came into effect on January 1, 2020, provides that the “foreign investment” refers to the investment activities in China carried out directly or indirectly by foreign individuals, enterprises or other organizations (the “Foreign Investors”), including the following: (1) Foreign Investors establishing foreign-invested enterprises in China alone or collectively with other investors; (2) Foreign Investors acquiring shares, equities, properties or other similar rights of Chinese domestic enterprises; (3) Foreign Investors investing in new projects in China alone or collectively with other investors; and (4) Foreign Investors investing through other ways prescribed by laws and regulations or the State Council. The FIL further adopts the management system of pre-establishment national treatment and negative list for foreign investment. The “pre-establishment national treatment” refers to granting to foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the “negative list” refers to special administrative measures for access of foreign investment in specific fields as stipulated by the State. The FIL granted national treatment to foreign investments outside the negative list. The negative list will be released by or upon approval of the State Council. In December 2019, the State Council promulgated the Regulations on Implementing the

Regulation for Implementing the Foreign Investment Law of the PRC (the “Implementation Rules”) came into effect in January 2020. The Implementation Rules further clarified that the state shall encourage and promote foreign investment, protect the lawful rights and interests in foreign investments, regulate foreign investment administration, continue to optimize foreign investment environment, and advances a higher-level opening.

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the Catalog, as promulgated by the MOFCOM and the NDRC on October 26, 2022, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), as promulgated on September 6, 2024 and became effective on November 1, 2024. The Negative List (2024) sets out special administrative measures (restricted or prohibited) in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment. The Negative List cover 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment for domestic and foreign investment. Our business as currently conducted does not fall within the confines of the Negative List and is not subject to special administrative measures.

The Measures on Reporting of Foreign Investment Information was released by the MOFCOM and the State Administration for Market Regulation (the “SAMR”) on December 30, 2019, and became effective on January 1, 2020. Foreign investors directly or indirectly conducting investment activities within the territory of China shall submit the investment information through submission of initial reports, change reports, deregistration reports, annual reports etc. to the competent commerce authorities in accordance with The Measures on Reporting of Foreign Investment Information. When submitting an annual report, a foreign-invested enterprise shall submit the basic information on the enterprise, the information on the investors and their actual controlling party, the enterprise’s operation and asset and liabilities information, etc., and where the foreign investment admission special administrative measures are involved, the foreign investment enterprise shall also submit the relevant industry licensing information.

91

Furniture Industry Regulations and Standards

We and our products are subject to PRC, U.S. and international regulations governing the furniture industry. China has a series of national standards, or the GB and QB standards, that govern certain technical, safety and quality requirements for furniture manufactured in and exported from China. The Standardization Administration of the PRC, or SAC, and the China Chamber of Commerce for Import and Export of Light Industrial Products and Art-Crafts, or the CCCLA, develop and revise these national standards relating to the structure, material, size and quality requirements for the many varied categories and classifications of upholstered, wood and metal-based furniture. Many of these standards are not compulsory, but manufacturers typically follow all applicable recommended standards.

Our products are also subject to mandatory and voluntary furniture test standards of the U.S. and international markets in which our products are distributed to end consumers, including those developed by ANSI/BIFMA, ASTM, CARB, FIRA and ISO. These environmental, ecological and formaldehyde emission standards and source of origin labeling requirements are national or international, with the U.S. and European Union typically having the strictest standards for their markets. We manufacture all products to customer specifications and we believe that our products meet all currently applicable national and international furniture test standards.

Regulations on Intellectual Property Rights

Regulations on Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

To implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

92

Regulations on Trademarks

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within 12 months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for another ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Regulations on Patents

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on December 21, 1992, and revised on June 15, 2001, December 28, 2002, January 9, 2010 and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for 20 years, while utility model patents are valid for ten years, and design patents are valid for 15 years from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to the domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure.

Regulations on M&A Rules and Overseas Listing

The MOFCOM adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests in a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor.

On February 17, 2023, CSRC published the Overseas Listing Trial Measures, which came into effect on March 31, 2023, together with five relevant guidelines (together with the Overseas Listing Trial Measures, collectively referred to as the “New Regulations on Filing”). Under New Regulations on Filing, the PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “Notice”) published by the CSRC on February 17, 2023 and effective on the same date, the domestic companies that were listed overseas before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to go through filing immediately but shall be required to do so if they involve in re-financing and other filing matters in the future. Further, domestic companies that have obtained the approval documents issued by the CSRC for overseas offering and listing (including new issuance) by joint-stock companies may continue their overseas offering and listing during the valid term of the approval documents. If they fail to complete overseas offering and listing upon expiry of the said term, they shall go through filing as per relevant regulations.

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According to the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which were issued by the CSRC, Ministry of Finance of China, National Administration of State Secrets Protection, National Archives Administration of China on February 24, 2023 and came into effect on March 31, 2023, where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Domestic company providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures in compliance with applicable national regulations.

Regulations on Employment and Social Welfare

According to the Labor Law of the PRC, which was promulgated by SCNPC on July 5, 1994, became effective on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees, and shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employers and employees, including the establishment, performance and termination of such relationship. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with certain national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Unemployment Insurance Regulations effective as of January 22, 1999, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and most recently amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance.

An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. If an employer does not pay the full amount of social insurance premiums as required by law, the social insurance premium collection institution shall order the employer to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If such overdue payment is not made within the stipulated period, the relevant administration government department shall impose a fine from one to three times the amount of overdue payment.

According to the Regulations on the Administration of Housing Provident Fund, which were promulgated and became effective on April 3, 1999, and were most recently amended on March 24, 2019, the employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center.

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With respect to companies which violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay housing provident fund contributions in full as due, the housing provident fund administration center shall order such companies to pay within a designated period, and may further apply to the People’s Court for mandatory enforcement against those still fail to comply after the expiration of such period.

Regulations on Unfair Competition and Anti-monopoly

Pursuant to the Law Against Unfair Competition, which was promulgated by SCNPC on September 2, 1993, effective on December 1, 1993, and was most recently amended on April 23, 2019, where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The compensation for a business operator which suffers damages due to unfair competition shall be determined in accordance with the actual losses suffered as a result of the infringement; where it is hard to ascertain the actual losses, the compensation shall be determined in accordance with the gains made by the infringer from the infringement. For business operators who infringe upon commercial secrets maliciously and if the case is serious, the compensation amount may be determined in accordance with one to five times the amount determined using the aforesaid method. The compensation amount shall also include reasonable expenses paid by the business operator to stop the infringement.

On August 17, 2021, SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Public Comment), which regulate that business operators shall not carry out or help carry out acts of unfair competition on the Internet, disrupt the order of market competition, affect fair market transactions, or directly or indirectly damage the legitimate rights and interests of other operators or consumers.

According to the Anti-Monopoly Law which was promulgated by SCNPC on August 30, 2007, became effective on August 1, 2008 and most recently amended on June 24, 2022 and came into effect on August 1, 2022, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the Provisions on Prohibition of the Abuse of Market Dominance, which were issued by SAMR on March 10, 2023, an abuse of market dominance determined by the SAMR shall simultaneously satisfy all the following criteria: (i) the business operator is dominating the market; (ii) the business operator has eliminated or restricted competition; (iii) the business operator has no legitimate reason to implement such acts; and (iv) such acts by the business operator have an impact on elimination or restriction of market competition.

In addition, pursuant to the Provisions on Prohibition of Monopoly Agreements, which were issued by SAMR on March 10, 2023, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed in the Anti-Monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

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Regulations on Leasing Properties

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on August 26, 2019 and came into effect on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property. The contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, as well as other rights and obligations of both parties. The contract shall be filed for registration and record with the real estate administration department.

The Administrative Measures for Commercial House Leasing were promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010, and became effective on February 1, 2011. These measures set out specific rules for commercial house leasing. Houses may not be leased in any of the following circumstances: (i) the house is an illegal structure; (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) the house usage is changed in violation of applicable regulations; and (iv) other circumstances prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering into the lease contract. Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 provided they fail to rectify within required time limits.

The lease contract shall also comply with the provisions of the Civil Code. Pursuant to the Civil Code, the contents of a lease contract generally include terms such as the name, quantity and purpose of the leased property, lease term, lease expense as well as time limit and method for its payment, and maintenance of the leased property. The term of a lease shall not exceed twenty years. Where the term of a lease exceeds 20 years, that part of the lease beyond the said limit shall be null and void. At the expiration of the term of a lease, the parties may renew the lease contract; however, the renewed term as agreed may not exceed 20 years commencing on the date of renewal.

Regulations on Environmental Protection and Fire Prevention

Environment Impact Assessment

According to the Environmental Protection Law of the PRC, promulgated by the SCNPC on December 26, 1989 and amended on April 24, 2014, the Administrative Regulations on the Environmental Protection of Construction Project (the “Construction Environmental Protection Rule”), promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and other relevant environmental laws and regulations, enterprises which plan to construct projects shall provide the assessment reports, assessment form, or registration form on the environmental impact of such projects with relevant environmental protection administrative authority for approval or filing. Enterprises may entrust a technical entity to conduct an environmental impact assessment of its construction projects and prepare environmental impact reports and environmental impact statements on construction projects. If a construction entity has the technical capability of environmental impact assessment, it may carry out the above activities itself.

According to the Environmental Impact Assessment Law of the PRC, promulgated by the SCNPC on October 28, 2002 and amended on July 2, 2016 and December 29, 2018 respectively, for any construction projects that have an impact on the environment, an entity is required to produce either a report, or a statement, or a registration form of such environmental impacts depending on the seriousness of effect that may be exerted on the environment.

The Construction Environmental Protection Rule also requires that upon completion of construction for which an environmental impact report or environmental impact statement is formulated, the constructor shall conduct an acceptance inspection of the environmental protection facilities pursuant to the standards and procedures stipulated by the environmental protection administrative authorities of the State Council, formulate the acceptance inspection report, and announce the acceptance inspection report pursuant to the law except for circumstances where there is a need to keep confidentiality pursuant to the provisions of the State. Where the environmental protection facilities have not undergone acceptance inspection or do not pass acceptance inspection, the construction project shall not be put into production or use.

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Completion and Acceptance

The Interim Measures for Acceptance of Environmental Protection upon Completion of Construction Projects was promulgated and implemented by the former Ministry of Environmental Protection (now the Ministry of Ecology and Environment) on November 20, 2017. The Measures regulates the procedures and standards for environmental protection independent acceptance by construction units upon the completion of construction projects.

Fire Protection Design Approval and Filing

The Fire Prevention Law of the PRC (the “Fire Prevention Law”) was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Emergency Management Authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire and Rescue Department of the People’s Government are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be).

According to the Fire Prevention Law of the PRC promulgated on April 29, 1998, which was latest amended on April 29, 2021, and Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, which were issued August 21, 2023 and became effective October 30, 2023, the housing and urban-rural development authorities of the local government at or above the county level (the “fire protection design review and final inspection authorities”) shall undertake fire protection design review, fire protection final inspection and recordation and random inspection of construction projects within their respective administrative regions. For construction projects that satisfy certain criteria (the “special construction projects”), the construction institutions shall apply for fire protection design review and approval. For construction projects other than the foregoing (the “other construction projects”), the construction institutions shall provide fire protection design drawings or technical information as needed for construction when applying for a construction permit or a construction commencement report. If fire protection design drawings or technical information as needed for construction fail to be submitted, the relevant authority shall neither issue a construction permit nor approve the construction commencement report.

Pursuant to the Administrative Measures on Construction Permits for Construction Projects, which were issued by the Ministry of Construction October 15, 1999 and last amended by the Ministry of Housing and Urban-Rural Development March 30, 2021, for the construction and decoration of all types of buildings and their ancillary facilities, the installation of supporting lines, pipelines and equipment, and the construction of municipal infrastructure projects in cities and towns within the territory of the PRC, the owner of a construction project shall, prior to the commencement of construction, apply to the competent administrative department of housing and urban-rural development of the local people’s government at the county level or above at the place where the construction project is located for a construction permit in accordance with the provisions of the Measures. No construction permit is required for a construction project with an investment of less than RMB300,000 or with a construction area of less than 300㎡.

Regulation on Production Safety

Pursuant to the Production Safety Law of the PRC which was promulgated June 29, 2002 and amended August 27, 2009, August 31, 2014 and June 10, 2021, production and operation entities shall abide by the Production Safety Law of the PRC and other laws and regulations concerning work safety, and redouble their efforts to ensure work safety by setting up and perfecting the responsibility system for work safety of all employees and rules and regulations on work safety, increasing the input and guarantee of funds, materials, technologies, and personnel in terms of work safety, improving the conditions for work safety, strengthening the development of standards and adoption of information technologies for work safety, building a dual prevention mechanism of level-to-level safety risk management and control and hidden danger identification and management, and perfecting the risk prevention and resolution mechanism, to raise the work safety level and ensure work safety.

Pursuant to the Regulations on Safety Management of Hazardous Chemicals (Order No. 645 of the State Council, effective March 15, 2002 and amended March 2, 2011 and December 7, 2013, respectively), the production, storage, use, operation, and transportation of hazardous chemicals must be in accordance with the safety management regulations. The hazardous chemical units shall oblige to the safety conditions required by laws and administrative regulations and state and industry standards, establish and improve safety management rules and post safety responsibility systems, and provide safety education and legal education and occupation technical training for employees. Employees should accept such education and training, and may begin working only after qualifying the relevant assessment. Where it requires employees to have certain qualification to assume a post, an enterprise shall only designated employees having such qualification to assume the post.

Regulations on Private Lending

According to the General Lending Provisions (the “General Lending Provisions”) promulgated by the People’s Bank of China (the “PBOC”), a loan means a currency fund provided by a lender to a borrower and both the principal amount and interests shall be paid back, according to the interest rate and duration agreed. Enterprises are prohibited from engaging in borrowing and lending or borrowing and lending in a disguised manner in violation of laws and regulations. If enterprises engage in borrowing and lending or borrowing and lending in a disguised manner without authorization, the PBOC may impose a fine on the lending party in an amount equal to one to five times of the illegal proceeds generated from the lending activity, and concurrently, invalidate such lending activity.

According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases which came into effect 23 June 2015 and was last amended in December 2020, the Supreme People’s Court recognizes the validity and legality of financing arrangements and lending transactions between non-financial institutions so long as, among other, the enterprises entered into a loan agreement and the interest rates charged do not exceed four times of the LPR for one-year loan published by PBOC when the agreement is concluded. In addition, the Private Lending Provisions and Civil Code of the PRC set out situations that allow the People’s Court to void a loan agreement.

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Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which took effect April 1, 1996 and were last amended August 5, 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which took effect December 17, 2012. The Circular substantially amends and simplifies the foreign exchange procedure. Pursuant to the Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which took effect June 1, 2015. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise allows all foreign-invested enterprises in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises. However, the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective June 9, 2016, partially revised by the Notice on Further Deepening Reform and Promoting Cross border Trade and Investment Facilitation issued by the SAFE on December 4, 2023, which reiterates some of the rules set forth in the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day and partially revised by the Notice on Further Deepening Reform and Promoting Cross border Trade and Investment Facilitation issued by the SAFE on December 4, 2023. The Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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Regulation on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises is the PRC Company Law. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a Chinese company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. Foreign-invested enterprises are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, which became effective July 4, 2014, replacing the Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by Chinese residents or entities to seek offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by Chinese residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that, before making a contribution into a special purpose vehicle, Chinese residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which has amended the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles by requiring Chinese residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Chinese residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the Chinese residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant Chinese residents or entities to penalties under PRC foreign exchange administration regulations.

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Regulation Related to Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the Chinese residents and non-Chinese citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese residents must retain a qualified PRC agent, which could be a Chinese subsidiary of the overseas publicly-listed company or another qualified institution selected by the Chinese subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the Chinese residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese residents’ exercise of the employee share options. The foreign exchange proceeds received by the Chinese residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such Chinese residents. In addition, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that Chinese residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations on Tax

Corporate Income Tax

Pursuant to the EIT Law of the PRC effective January 1, 2008 and amended December 29, 2018 and the Regulation on the Implementation of the EIT Law of the PRC effective April 23, 2019, companies are classified into resident companies and non-resident companies. The Corporate Income Tax rate is 25%, or 20% for a non-resident company which hasn’t set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded a 15% income tax.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

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Withholding Income Tax

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Double Tax Avoidance Arrangement”) promulgated August 21, 2006 and last amended December 6, 2019, where a Hong Kong resident enterprise that holds more than a 25% equity interest in a PRC resident enterprise at any time within 12 consecutive months before receiving the dividend, the competent PRC tax authority may determine the Hong Kong resident enterprise to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, and the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended November 19, 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended October 28, 2011, taxpayers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay the VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated May 6, 2016 by the SAT, and revised according to the Notice of SAT on Revising Some Normative Documents on Taxation on June 15, 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Notice of Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to the Announcement No. 39 (2019) jointly issued by the MOF, the SAT, and the General Administration of Customs, effective on April 1, 2019, the applicable VAT for VAT-taxable sales activities and imported goods are adjusted respectively from 16% to 13% and from 10% to 9%, respectively.

Individual Income Tax

The Measures for the Administration of Individual Income Tax on Equity Transfer Income (Trial), promulgated on December 7, 2014 and took effect January 1, 2015, individual income tax incurred by equity transfer shall be paid by the transferor, with the transferee shall act as the withholding obligor. Additionally, the Tax Collection and Administration Law, which was promulgated on September 4, 1992 and amended on April 24, 2015, stipulates the units and individuals specified by applicable PRC law and regulations as having tax obligations are taxpayers, and meanwhile the units and individuals designated by applicable PRC law and regulations as having the obligation to withhold and pay taxes on behalf of taxpayers are withholding obligors. Taxpayers and withholding obligors must pay taxes and withhold and pay taxes on behalf of the taxpayers subject to the applicable PRC law and regulations. Provided a withholding obligor fails to withhold taxes that should have been withheld or fails to collect taxes that should have been collected, the tax authorities may recover the taxes from the taxpayer and impose a fine on the withholding obligor of 50% to 300% the amount of tax that should have been withheld but was not, or the tax that should have been collected but was not. Additionally, if a taxpayer fails to file, pays less, or fails to pay taxes due, the tax authorities may recover the unpaid or underpaid tax, late payment penalty, and impose a fine ranging from 50% to 500% of the unpaid or underpaid tax.

Regulation on Data Security, Cyber Security and Data Privacy Protection

Pursuant to the PRC Civil Code promulgated by the NPC May 28, 2020 and effective January 1, 2021, the personal information of a natural person shall be protected by the law. An information processor shall not disclose or tamper with any personal information collected or stored thereby; and without the consent of the natural person, no personal information shall be illegally provided to any other person.

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective November 1, 2021. According to the Personal Information Protection Law of PRC, sensitive personal information means the personal information of which the leakage or illegal use could easily lead to the violation of the personal dignity of a natural person or harm to personal or property safety, including information on biometric identification, religious beliefs, specific identity, health care, financial accounts, and personal whereabouts, and personal information of minors under the age of fourteen. Personal information processors shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties.

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On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which came into effect on June 1, 2017, clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including the “provision of citizens’ personal information” and “illegally obtaining any citizen’s personal information by other methods.” In addition, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

The SCNPC promulgated the Cybersecurity Law of the PRC in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

According to the Article 42 of Cyber Security Law, the network operators must not disclose, distort or damage personal information they collect, without the agreement of the person whose information is collected, and personal information may not be provided to others, except where it has been processed in such a manner that it is impossible to distinguish a particular individual’s information and it cannot be retraced.

According to the Article 31 of Data Security Law of the PRC (the “Data Security Law”), which was promulgated by the SCNPC June 10, 2021 and took effect September 1, 2021, specifies that the provisions of the cybersecurity law of the PRC apply to the outbound security management of important data collected or produced by critical information infrastructure operators operating within the territory of the PRC. Outbound security management measures for other data processors collecting or producing important data within the territory of the PRC are to be jointly formulated by the national cyberspace administration and relevant departments of the State Council. The Data Security Law further provides all regions and departments shall establish a data classification and grading protection system and important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license. In addition, the Data Security Law of the PRC provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect February 15, 2022. According to the Cybersecurity Review Measures, there are two mechanisms to trigger cybersecurity review: (a) review of voluntary declaration by enterprises: applicable to (i) critical information infrastructure operators that intend to purchase network products and services; (ii) a network platform operator that processes the personal information of more than one million people intends to be listed overseas; and (b) initiation of review by regulatory authorities: for any member of the cybersecurity review working mechanism believes that any network product or service or data processing activity affects or is likely to affect national security. In this case, the Office of Cybersecurity Review shall report this circumstance to the Central Cyberspace Affairs Commission for approval, and conduct a review after approval.

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On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Cross-border Data Transfer (the “Measures”), which took effect September 1, 2022. According to the Measures, a data processor shall apply to the competent cyberspace department for security assessment and clearance of the outbound data under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than 100,000 users’ personal information or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the previous year, or (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer.

On September 24, 2024, the State Council promulgated the Data Security Management Regulations, which became effective on January 1, 2025. According to the Data Security Management Regulations, network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed.

Regulations Relating to Import and Export of Goods

According to the Foreign Trade Law of the PRC which was promulgated by the SCNPC May 12, 1994 and amended April 6, 2004, November 7, 2016, December 30, 2022 and the Measures for the Archival Filing and Registration of Foreign Trade Business Operators which was promulgated by the MOFCOM June 25, 2004 and amended August 18, 2016 and May 10, 2021, foreign trade operators engaged in imports and exports of goods or technologies shall file records with the foreign trade department of the State Council or its authorized agency, unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council. Foreign trade operators that have not filed for registration in accordance with the provisions will be declined by the customs to carry out customs clearance and inspection procedures for the import and export of goods.

On December 30, 2022, SCNPC amended the Foreign Trade Law of the PRC, in which the provisions about the requirement of the records filing towards the foreign trade operators no longer existed. However, the MOFCOM has not yet abolished the Measures for the Archival Filing and Registration of Foreign Trade Business Operators. Principal regulations on the inspection of import and export commodities are set out in the Law of the PRC on Import and Export Commodity Inspection promulgated by the SCNPC February 21, 1989 and last amended on April 29, 2021 and its implementation rules. According to the aforesaid relevant laws and regulations, the import and export commodities that are subject to compulsory inspection listed in the catalogue compiled by the State administration shall be inspected by the commodity inspection authorities, and the consignor shall apply to the inspection and quarantine authorities for inspection in the places and within the time limit specified by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC. No permission shall be granted for the export of export commodities until they have been found to be up to standard through mandatory inspection by the inspection and quarantine authorities while the import and export commodities that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors themselves or their entrusted agents may apply for inspection from the commodity inspection authorities. The Customs Laws of the PRC (the “Customs Law”) was promulgated by the SCNPC January 22, 1987 and last amended on April 29, 2021. Pursuant to the Customs Law, unless otherwise stipulated, the declaration of import and export goods and payment of duties on them may be completed by consignees and consignors themselves, and such formalities may also be completed by representatives entrusted by the consignees and consignors and approved by and registered with the customs. In addition, the consignor or consignee of the goods exported or imported and the customs broker must register themselves for declaration activities with the customs.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Keqiang Cai	44	Director and Chief Executive Officer

Maosheng Fan	39	Chief Financial Officer

[*]	[*]	Independent Director Nominee*

[*]	[*]	Independent Director Nominee*

[*]	[*]	Independent Director Nominee*

*Each of our board nominees has agreed to serve on our board of directors following the effectiveness of this registration statement. Such appointment onto our board of directors as well as each of the committees of the board of directors will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Mr. Keqiang Cai is our founder and the director of AOJE Cayman since the incorporation of AOJE Cayman on March 22, 2024. Mr. Cai has served as the chief executive officer of AOJE Cayman since December 9, 2024. Mr. Cai is responsible for the strategic direction of our Company in our bid to become the leading compact and eco-friendly furniture manufacture company. Under Mr. Cai’s leadership, the Group has achieved rapid growth and swiftly expanded the market recognition and position of the brand “AOJEZOR.” Mr. Cai has extensive experience in business management and leadership within the mechanical and automotive industries. From 2000 to 2010, he served as the Factory Director at Rui’an Longxing Electromechanical Parts Factory (“Longxing”), a company primarily focused on the manufacture and sale of commutators. Since 2010, he has held the position of General Manager at Longyan Dubaite Qipei Co., Ltd. He later served as the General Manager of Guixi Aojie Intelligent Manufacturing Co., Ltd. from 2017 to 2019. Currently, Mr. Cai is the General Manager of Yingtan Topnew, a role he has held since 2019. In addition to his professional achievements, he has also contributed to various business organizations, serving as the President of the Guixi Zhejiang Chamber of Commerce, Vice President of the Min Business Association in Yingtan, Jiangxi. Mr. Cai obtained his associate degree in Mobile Application Connectivity Technology from the Open University of China in 2024. Mr. Cai’s expertise in business management makes him an ideal fit as our Chief Executive Officer and Director.

Mr. Maosheng Fan has an extensive background in economics and business management. Mr. Fan has served as the chief financial officer of AOJE Cayman since December 9, 2024. He earned his Bachelor’s degree in Economics from Jiaxing University in 2007. Following his graduation, he began his professional career as a sales manager at Rui’an DouNiuWang Footwear Co., Ltd., a role he held from July 2007 to March 2019. Since March 2019, he has served as the General Manager of Rui’an Tongsheng Footwear Co., Ltd., a company primarily focused on the manufacture and sale of shoes. Additionally, in January 2022, he took on the role of financial staff at Yingtan Topnew, where he continues to oversee financial operations and strategy. Mr. Fan’s expertise in banking and economics makes him an ideal candidate for the roles of Chief Financial Officer and Director.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

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Employment Agreements and Indemnification Agreements

Prior to our listing, we will enter into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.

Board of Directors

Our board of directors will consist of       directors upon closing of this offering, three of whom shall be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director, a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. Our directors also owe to our Company a duty to act with skill, care and diligence. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

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The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the Company;

●	executing checks, promissory notes, and other negotiable instruments on behalf of the Company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the Company.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

We have not yet appointed any independent directors. Our CEO, Keqiang Cai, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time when our three independent directors will be installed. Following the appointment of our three independent directors, such independent directors comprising our compensation committee will be making all determinations regarding the executive officer compensation.

Board Committees

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of such committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of with as the chairman of our audit committee. We have determined that will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. Our board also has determined that qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

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●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately and periodically with management and the independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee will consist of upon the effectiveness of the registration statement with serving as the chair of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

●	approving and overseeing the total compensation package for our executives other than the chief executive officer;

●	reviewing and making recommendations to the board with respect to the compensation of our directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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Corporate Governance and Nominating Committee. Our nominating and corporate governance committee will consist of upon the declaration of effectiveness of the registration statement. will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

●	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

Our board of directors intends to adopt a code of business conduct and ethics, which is applicable to all of our directors, officers and employees upon closing of this offering. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Controlled Company

Keqiang Cai, our CEO and Director, through his holding company Jim Investment Capital Limited, controls a majority of the voting power of our issued and outstanding shares.

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq listing rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could afford less protection to our public shareholders than a non-controlled company due to the possibility of us opting for the “controlled company” exemption.

Compensation of Directors and Executive Officers

For the year ended May 31, 2024, we paid US$25,348 in cash to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares, as of the date of this prospectus, by:

●	each of our directors and executive officers who beneficially own our Class A Ordinary Shares;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership of each listed person prior to this offering is based on 7,117,170 Class A Ordinary Shares issued and outstanding, none of which are held by persons in the U.S.

The number and percentage of Class A Ordinary Shares beneficially owned after the offering are based on (1) 7,117,170 Class A Ordinary Shares outstanding immediately before the offering; and (2) the sale of Class A Ordinary Shares, assuming no exercise of the over-allotment option, in this initial offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Jiangxi, China. As of the date of the prospectus, we have four shareholders of record, one of which is located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering				Class A Ordinary Shares Beneficially Owned Immediately after this Offering*
Directors And Executive Officers(1):	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B Ordinary Shares) (%)	Percentage of total voting power before this offering (%)†	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B Ordinary Shares) (%)	Percentage of total voting power after this offering (%)†
Keqiang Cai(2)	-	20,382,830	74.12%	97.73%			%		%
Maosheng Fan(3)	2,617,170	-	9.52%	0.84%			%		%
Directors (including the director nominees) and Executive Officers as a group (persons):			%	%			%		%
Other Principal Shareholders (5% or more):
Jim Investment Capital Limited(2)	-	20,382,830	74.12%	97.73%			%		%
Goldpin International Investment Co., Ltd(3)	2,617,170	-	9.52%	0.84%			%		%
Broad Investment Securities LLC(4)	2,500,000	-	9.09%	0.80%			%		%
Yi Kim International Ltd. (5)	2,000,000	-	7.27%	0.64%			%		%

* Assuming no exercise of the over-allotment option in this offering.

† For each person or group included in this column, percentage of total voting power is voting power based on both Class A and Class B Ordinary Shares held by such person or group with respect to all issued and outstanding Class A and Class B Ordinary Shares as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to fifteen (15) votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(1)	Unless otherwise indicated, the business address of each of our directors and officers is No.443 Donggang Road, Lili Town, Wujiang District, Suzhou City, Jiangsu Province, China.
(2)	Jim Investment Capital Limited is a business company incorporated under the BVI laws. The address of Jim Investment Capital Limited is ICS Corporate Services(BVI) Limited of Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Jim Investment Capital Limited is its sole director and shareholder, Keqiang Cai, the chief executive officer and director of our Company. Jim Investment Capital Limited is the record holder of 20,382,830 Class B Ordinary Shares.
(3)	Goldpin International Investment Co., Ltd is a business company incorporated under the BVI laws. The address of Goldpin International Investment Co., Ltd is ICS Corporate Services (BVI) Limited of Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The persons having voting, dispositive or investment powers over Goldpin International Investment Co., Ltd are Maosheng Fan and Ke Wu, each of whom holds 5,000 shares in Goldpin International Investment Co., Ltd. As a result, Maosheng Fan and Ke Wu are both the beneficial owners of the 2,617,170 Class A Ordinary Shares of AOJE Cayman. Maosheng Fan is the chief financial officer of the Company. Goldpin International Investment Co., Ltd is the record holder of 2,617,170 Class A Ordinary Shares.
(4)	Broad Investment Securities LLC is a limited liability company incorporated under the law of the State of California. The address of Broad Investment Securities LLC is 1801 S, MYRTLE AVE #H, MONROVIA, CA 91016. The person having voting, dispositive or investment powers over Broad Investment Securities LLC is Ali Kaya. Broad Investment Securities LLC is the record holder of 2,500,000 Class A Ordinary Shares.
(5)	Yi Kim International Ltd. is a company limited by shares incorporated under the law of Labuan Financial Services Authority Federal Territory of Labuan Malaysia. The address of Yi Kim International Ltd. is LEVEL 2, LOT 19, LAZENDA COMMERCIAL CENTRE, PHASE 3,87007 F.T. LABUAN, MALAYSIA. The person having voting, dispositive or investment powers over Yi Kim International Ltd. is its sole director and shareholder, Yap Choon Leng. Yi Kim International Ltd.is the record holder of 2,000,000 Class A Ordinary Shares.

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RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require that the committee review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below are material related party transactions in the years ended May 31, 2024 and 2023.

TRANSACTIONS WITH RELATED PARTIES

The table below sets the major related parties and their relationships with the Company as of May 31, 2024:

Name of Related Parties	Relationship with the Company
Mr. Keqiang Cai	Controlling shareholder of the Company
Mr. Jun Chen	Vice president of the Company
Mr. Huakui Zhang	Legal representative of parent company of Guixi Brand
Guixi Brand	A company ultimately controlled by Keqiang Cai, the Company’s ultimate controlling shareholder before June 8, 2023. This company has not been classified as a related party since June 9, 2023, as its controlling interest was transferred to an independent party.
Fuzhou Aojiezhuo Import and Export Co., Ltd. (“Aojiezhuo”)	A subsidiary of Guixi Brand
Longxing	A company owned by the parents of Keqiang Cai, the Company’s ultimate controlling shareholder
Jimu Asset	An intermediate holding entity of Yingtan Topnew before IPO reorganization, controlled by Keqiang Cai, the ultimate controlling shareholder during the relevant period
Dubaite	An intermediate holding entity of Yingtan Topnew before Reorganization, controlled by Keqiang Cai, the ultimate controlling shareholder during the relevant period

Significant transactions with related parties were as follows:

	For the Year Ended May 31,
	2024	2023
	US$	US$
Revenue from Guixi Brand as a related party	-	8,696,360
Revenue from Longxing	406,109	56,785
	406,109	8,753,145

Renovation of facilities from Mr. Huakui Zhang	-	166,320
Materials purchased from Longxing	-	45,206
Materials purchased from Aojiezhuo	-	107,061

The following are related party balances as of May 31, 2024 and 2023:

	2024	2023
	US$	US$
Accounts receivable from related parties
Due from Guixi Brand as a related party	-	9,586,747
Due from Longxing	76,246	-
	76,246	9,586,747
Amounts due from related parties
Due from Mr. Keqiang Cai*	1,694	61,765
Due from Aojiezhuo**	-	316
Due from Jimu**	-	239,918
	1,694	301,999

*The amount is a loan from the Company to major shareholders, Mr. Keqiang Cai. The loan is unsecured, interest-free, and has been repaid as of the date of this prospectus.

**The amount is a loan from the Company to Jimu and Aojiezhuo. The loan is unsecured, interest-free, and has been fully repaid as of the date of this prospectus.

	As of May 31,
	2024	2023
	US$	US$
Accounts payable to related parties
Longxing	35,412	35,431
Dubaite	-	101,975
	35,412	137,406
Amounts due to related parties
Due to Mr. Jun Chen ***	119,385	101,477
Due to Mr. Huakui Zhang	-	161,744
Due to Mr. Keqiang Cai ***	14	-
Due to Dubaite ***	-	18,988
	119,399	282,209

*** The balances mainly are expenses paid on behalf of the Company for daily operations and $22,096 were settled with Mr. Jun Chen as of the date of this prospectus.

EMPLOYMENT AGREEMENTS AND INDEMNIFICATION AGREEMENTS

See “Management—Employment Agreements and Indemnification Agreements.”

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DESCRIPTION OF SHARE CAPITAL AND CAYMAN ISLANDS LAW

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our amended and restated memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended and restated from time to time, and the Companies Act (as Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our company’s authorized share capital is US$50,000 divided into 470,000,000 Class A Ordinary Shares of par value $0.0001 each and 30,000,000 Class B Ordinary Shares of par value $0.0001 each. As of the date of this prospectus, 7,117,170 Class A Ordinary Shares and 20,382,830 Class B Ordinary Shares are issued and outstanding. Immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the underwriter, there will be Class A Ordinary Shares issued and outstanding (or Class A Ordinary Shares if the underwriter exercises the over-allotment option to purchase additional Class A Ordinary Shares in full) and 20,382,830 Class B Ordinary Shares issued and outstanding.

Our Memorandum and Articles

The following are summaries of material provisions of our Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our Class A and Class B Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company. Under our Memorandum and Articles, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Class A and Class B Ordinary Shares. Our Class A and Class B Ordinary Shares are issued in registered form and recorded in our register of members. Our shareholders who are non- residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Articles provide that dividends may be out of any funds of the Company lawfully available for distribution. Dividends may also be declared and paid out of the share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend out of the share premium account if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a poll, each shareholder is entitled to one vote for each Class A Ordinary Share, and fifteen votes for each Class B Ordinary Share, both voting together as a single class, on all matters that require a shareholder’s vote.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least one-third of the number of paid up Class A and Class B Ordinary Shares of our company present in person or by proxy. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a written requisition by any one or more shareholder(s) entitled to attend and vote at general shareholders’ meetings of our company holding not less than 10% of the number of our paid up Class A and Class B Ordinary Shares deposited at the registered office of our company. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires, where a poll is taken, the affirmative vote of a simple majority of the votes attaching to the Class A and Class B Ordinary Shares cast at a meeting, while a special resolution requires, where a poll is taken, the affirmative vote of not less than two-thirds of the votes attaching to the Class A and Class B Ordinary Shares cast at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of company name or making amendments to our Memorandum or Articles. Holders of the Class A and Class B Ordinary Shares may, among other things, subdivide or consolidate their shares by passing of an ordinary resolution.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Share into Class A Ordinary Share. In no event shall Class A Ordinary Share be convertible into Class B Ordinary Share. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to our post-offering memorandum and articles of association shall be effected by way of a re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share, or a repurchase of each relevant Class B Ordinary Share for cancellation and an allotment and issuance of new Class A Ordinary Share. Any future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. The conversion of Class B Ordinary Shares might have an impact on holders of Class A Ordinary Shares, including dilution and reduction in the aggregate voting power of holders of Class A Ordinary Shares, as well as the potential increase in the relative voting power if any holder of Class B Ordinary Shares retains its shares.

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Election of directors. Directors may be appointed by an ordinary resolution of our shareholders or by a resolution of the directors of the Company.

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A director represented by an alternate director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors who consent in writing by all of the directors.

Transfer of Class A Ordinary Shares and Class B Ordinary Shares. Subject to our Articles relating to the transfer of Class A Ordinary Shares and Class B Ordinary Shares and provided that such transfer complies with the applicable rules of the Securities and Exchange Commission, the Nasdaq and federal and state securities laws of the United States, our shareholders may transfer all or any of his or her Class A Ordinary Shares and Class B Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the Nasdaq or otherwise approved by our board of directors. Only our Class A Ordinary Shares will be listed on Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of Class A Ordinary Shares and Class B Ordinary Share whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within six weeks after the date on which the instrument of transfer was lodged, send to the transferee a notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year as our board may determine.

Liquidation rights. If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass an ordinary resolution allowing the liquidator to do either or both of the following:

(a)    to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to set such value to any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees upon such trusts for the benefit of contributories as the liquidator shall think fit.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The Companies Act and our Articles permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our Memorandum and Articles and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our Articles, we may issue shares, with the sanction of a special resolution passed by the shareholders, be issued on terms that are, or at the option of our Company or the holder is liable, to be redeemed. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, if authorized by the articles of association and subject to the Companies Act, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there no longer be any issued shares of our Company (other than shares held as treasury shares), and (3) unless the manner of repurchase (if not so authorized under the Memorandum and Articles) has first been authorized by a resolution of our shareholders. Under the Articles, our Company may repurchase its own shares provided that the shareholders approve the manner of repurchase by an ordinary resolution. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in no issued shares of our Company (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or series or with the sanction of a resolution passed by at least a three-fourths majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by an ordinary resolution passed by our shareholders:

● increase or reduce (by cancellation of shares that have not been taken or agreed to be taken by any person) the authorized share capital of our Company;

● subdivide our authorized and issued shares into a larger number of shares; and

● consolidate our authorized and issued shares into a smaller number of shares.

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Issuance of Additional Shares. Our Memorandum and Articles authorize our board of directors to issue additional Class A Ordinary Shares and Class B Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares. As at the date of this prospectus, we do not have any preferred shares authorized, issued or outstanding.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts trade or business outside of the Cayman Islands or in furtherance of the business of the exempted company carried on outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are similar to an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

● an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

● an exempted company’s register of members is not required to be open to inspection;

● an exempted company does not have to hold an annual general meeting;

● an exempted company that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

● an exempted company may issue shares without nominal or par value;

● an exempted company may not issue negotiable shares, and shares shall be transferred only on the books of such company;

● an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for 20 or 30 years);

● an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● an exempted company may register as an exempted limited duration company; and

● an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from that of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by the Grand Court of the Cayman Islands upon application of the constituent company that has issued the security.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except to be paid the fair value of that person’s shares, to participate in all proceedings until such dissenter’s determination of fair value is reached, and the right to obtain relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose, or (b) seventy-five percent in value of the shareholders or each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting convened for that purpose, as applicable. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the court’s directions and the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v.

Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

● a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

● an irregularity in the passing of a resolution which requires a qualified majority;

● an act purporting to abridge or abolish the individual rights of a member; and

● an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles permit indemnification of our directors and officers for costs, losses, damages and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud or willful default or as otherwise required by law. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that, on the written requisition of any one or more shareholder(s) who hold not less than 10 percent in the number of paid up Class A Ordinary Shares and Class B Ordinary Shares of our Company deposited at the registered office of our Company, our board of directors shall convene a general meeting of our shareholders and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, any of our directors may be removed by ordinary resolution of our shareholders. The office of a director of our Company shall also be vacated if the director becomes bankrupt or makes any arrangement or composition with his creditors, is found to be or becomes of unsound mind, or resigns his office by notice in writing to our Company.

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Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.

The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target corporation’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, our Company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, the rights attached to any class or series of shares may, unless otherwise provided in the Articles or the terms of issue of the shares of that class or series, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or series, or with the sanction of a resolution passed by at least a three-fourths majority of the shares of that class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the class or series.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles may be altered or amended by a special resolution of our shareholders.

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Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Powers to Issue Shares

Under our Memorandum and Articles, subject to any applicable provisions in our Memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share of our Company may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as our Company may from time to time by special resolution determine, and subject to the Companies Act, any share of our Company may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

Subject as otherwise provided in our Articles, all shares for the time being and from time to time unissued shall be under the control of our board of directors, and may be re-designated, allotted, issued or otherwise disposed of in such manner, to such persons and on such terms as our board of directors, in their absolute discretion, may think fit. Our directors may issue shares in separate classes and may issue shares of any class in different series.

History of Securities Issuances

The following is a summary of our securities issuances since our incorporation:

Following the incorporation of the Company, the Company had 500,000 ordinary shares of par value $0.10 each issued and outstanding. In December 2024, AOJE Cayman undertook a share subdivision and share capital reorganization to establish its dual-class share structure, which resulted in a total share capital of US$50,000 divided into (i) 470,000,000 Class A Ordinary Shares of par value US$0.0001 each, of which 7,117,170 Class A Ordinary Shares are issued and outstanding, and (ii) 30,000,000 Class B Ordinary Shares of par value US$0.0001 each, of which 20,382,830 Class B Ordinary Shares are issued and outstanding prior to this offering. The payment terms for the subscription of our Class A Ordinary Shares by Broad Investment Securities LLC and Yi Kim International Ltd. are set forth in Exhibits 10.8 and 10.9 of the registration statement of which this prospectus forms a part.

Option Grants

We have not granted any options to purchase our Class A Ordinary Shares and Class B Ordinary Shares.

Listing

We plan to list the Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “AOJE.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is [*].

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply to list our Class A Ordinary Shares on the Nasdaq Stock Market under the symbol “AOJE.” Future sales of substantial amounts of our Class A Ordinary Shares in the public market after our IPO, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, assuming no exercise of the underwriter’s over-allotment option, we will have outstanding Class A Ordinary Shares held by public shareholders representing approximately % of our Class A Ordinary Shares issued and outstanding if the Class A Ordinary Shares are offered and sold at the maximum offering amount.

All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act.

Rule 144

All of our Class A Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

●	1% of our then total issued and outstanding Class A Ordinary Shares, which will equal approximately Class A Ordinary Shares immediately after this offering, assuming the underwriter does not exercise its option to purchase additional Class A Ordinary Shares (or approximately Class A Ordinary Shares if the underwriter exercises in full their option to purchase Class A Ordinary Shares); or

●	the average weekly trading volume of the Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class A Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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Lock-up Agreements

Each of the Company and any of its successors has agreed, for a period of three months from the closing of this offering, not to (i) offer, sell or otherwise transfer or dispose of, directly or indirectly, any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company; or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company.

Furthermore, our directors, executive officers, and shareholders of more than 5% of the Class A Ordinary Shares, have agreed with the underwriter not to sell, transfer or dispose of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company for six months from the date of this prospectus.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

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TAXATION

The following summary of certain Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Ordinary Shares is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. Please note that this summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to purchase our Class A Ordinary Shares, such as tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our mainland PRC counsel.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese laws and regulations is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we may pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we may gain substantial income by way of dividends paid to us from our PRC subsidiaries.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the official guidance for this definition currently available is set forth in the Notice Regarding the Determination of Chinese Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as SAT Notice 82 (which was issued by the China State Administration of Taxation on April 22, 2009), which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although SAT Notice 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal, salaries and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

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We believe we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and we cannot assure you whether the interpretation of the term “de facto management body” is applicable to our offshore entities, we will continue to monitor our tax status.

If AOJE Cayman were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the FIE; or 10%, if the investor holds less than 25% in the FIE. However, if the PRC tax authorities determine that AOJE Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are the non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. We cannot assure you whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by the transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are too limited to prove the existence of their economic substance; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017 was amended in June 2018. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises. Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations. See “Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that will hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders; holders who own directly, indirectly, or constructively 10% or more of the voting power or value of our stock; investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), or holders that acquire Class A Ordinary Shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

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In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, the estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our Class A Ordinary Shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A Ordinary Shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A Ordinary Shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Class A Ordinary Shares should consult their tax advisors regarding the tax consequences of an investment in the Class A Ordinary Shares.

AOJE Cayman is a company incorporated under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. corporation or partnership, and after the acquisition 80% or more of the stock (by vote or value) of the non-U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former stockholder or partners of the U.S. corporation or partnership by reason of their holding stock or a capital or profits interest in the U.S. corporation or partnership, the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of Class A Ordinary Shares if we are to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. Federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A Ordinary Shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

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A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A Ordinary Shares.

In the event we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares, as described under “Taxation—People’s Republic of China Taxation.” If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A Ordinary Shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A Ordinary Shares may be subject to tax in the PRC, as described under “Taxation—People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A Ordinary Shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A Ordinary Shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for the year ending May 31, 2025 While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for the year ending May 31, 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A Ordinary Shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A Ordinary Shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the Class A Ordinary Shares will be listed on the Nasdaq, which is a qualified exchange for these purposes. If the Class A Ordinary Shares are regularly traded, and the Class A Ordinary Shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

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Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our Class A Ordinary Shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A Ordinary Shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A Ordinary Shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A Ordinary Shares, if such Class A Ordinary Shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A Ordinary Shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Revere Securities, LLC, which we sometimes refer to herein as the “Underwriter.” The Underwriter may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. The Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter, the number of Class A Ordinary Shares indicated below:

Name	Number of Class A Ordinary Shares
Revere Securities, LLC
Total

The Underwriter is offering the Class A Ordinary Shares subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the Underwriter is not required to take or pay for the Class A Ordinary Shares covered by the Underwriter’s over-allotment option described below.

The underwriting agreement provides that the obligation of the Underwriter to take and pay for the Class A Ordinary Shares, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions and (3) delivery of the auditor comfort letters. To list on the Nasdaq Capital Market, we are required to satisfy the financial and liquidity requirements of Nasdaq Capital Market under the Nasdaq listing rules.

Option to Purchase Additional Class A Ordinary Shares

We have agreed to grant to the Underwriter an option, exercisable for 45 days from the closing of this offering, to purchase up to an additional 15% of our Class A Ordinary Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

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Pricing of the Offering

The Underwriter advised us that it proposes to offer the Class A Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After this offering, the public offering price and concession to dealers may be reduced by the Underwriter. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. Prior to this offering, there has been no public market for the Class A Ordinary Shares. The IPO price will be determined by negotiations between us and the Underwriter. In determining the IPO price, we and the Underwriter expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Underwriter;
●	our prospects and the history and prospects for the industry in which we compete;
●	an overall assessment of our management;
●	our prospects for future earnings;
●	the general condition of the securities markets at the time of this offering;
●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
●	other factors deemed relevant by the Underwriter and us.

The estimated IPO price is subject to change as a result of market conditions and other factors. Neither we nor the Underwriter can assure investors that an active trading market will develop for our Class A Ordinary Shares, or that the Class A Ordinary Shares will trade in the public market at or above the IPO price. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Underwriter informed us it does not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting Discount and Expenses

We have agreed to pay the underwriter a cash fee equal to 7% of the aggregate gross proceeds raised in this offering.

The following table shows the price per share and total public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s over-allotment option.

Total
	Per Share	Without Over- allotment	Full Exercise of Over-allotment
Public offering price	$	$	$
Underwriting discounts to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

Pursuant to an engagement letter between us and the Underwriter dated December 9, 2024 (the “Engagement Letter”), we have agreed to reimburse the Underwriter up to a maximum of $250,000 for out-of-pocket accountable expenses, including the Underwriter’s travel, due diligence expenses, reasonable fees and expenses of its legal counsel, background check expenses, and other expenses related to the offering. We paid an advance of $60,000 upon the execution of the Engagement Agreement.

We have also agreed to pay the Underwriter 1% of the gross proceeds of the offering as non-accountable expense allowance at the closing of the offering.

We have also agreed to pay the Underwriter advisory fees in the amount of $100,000, of which (i) $30,000 were paid upon the execution of the Engagement Agreement; (ii) $30,000 will be paid within three business days upon the first public filing of the registration statement of which this prospectus forms a part; (iii) and $40,000 will be paid upon the closing of the offering.

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Right of First Refusal

In addition, the Company has granted the Underwriter a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the underwriter for twelve months from the closing day of this offering, to provide investment banking service to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Underwriter will notify the Company of its intention to exercise the Right of First Refusal within 15 business days following notice in writing by the Company. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the Underwriter of the terms of its engagement letter with the Company or a material failure by the underwriter to provide the services as contemplated by the Engagement Letter.

Lock-Up Agreements

Each of the Company and any of its successors has agreed, for a period of three months from the closing of this offering, not to (i) offer, sell or otherwise transfer or dispose of, directly or indirectly, any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company; or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company.

Our directors, executive officers, and shareholders of more than 5% of the Class A Ordinary Shares, have agreed with the Underwriter not to sell, transfer or dispose of any capital shares of the Company or any securities convertible into or exercisable or exchangeable for capital shares of the Company for six months from the date of this prospectus.

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Indemnification

As a condition to the Underwriter’s participation in this offering, we have agreed to indemnify the Underwriter in accordance with the indemnification provisions set forth in the underwriting agreement. The underwriting agreement provides for indemnification between the Underwriter and us against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the Underwriter to payments that may be required to be made with respect to those liabilities.

Electronic Offer, Sale and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Class A Ordinary Shares may be sold by the Underwriter to securities dealers who resell Class A Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the prospectus of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization and Short Positions

In connection with this offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of the Company’s Class A Ordinary Shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Company’s Class A Ordinary Shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of the Company’s Class A Ordinary Shares, which involve the sale by the Underwriter of a greater number of Class A Ordinary Shares than they are required to purchase in this offering and purchasing Class A Ordinary Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriter’s option to purchase additional Class A Ordinary Shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriter may close out any covered short position by either exercising their option, in whole or in part, or by purchasing Class A Ordinary Shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of Class A Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Class A Ordinary Shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The Underwriter must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market that could adversely affect investors who purchased in this offering.

The Underwriter also may impose a penalty bid. This permits a particular underwriter to reclaim a selling concession from a syndicate member when the Class A Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of the Company’s Class A Ordinary Shares or preventing or retarding a decline in the market price of the Company’s Class A Ordinary Shares. As a result of these activities, the price of the Company’s Class A Ordinary Shares may be higher than the price that otherwise might exist in the open market. The Underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither the Company’s nor the Underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the Underwriter make any representation that the Underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our Class A Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

The Underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Selling Restrictions outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

i.	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

ii.	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	person associated with the company under section 708(12) of the Corporations Act; or

iv.	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

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(b) you warrant and agree that you will not offer any of the Class A Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Class A Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Class A Ordinary Shares, whether by way of sale or subscription. The Underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the Underwriter to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the Underwriter to produce a prospectus for such offer. Neither we nor the Underwriter has authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the Underwriter which constitute the final offering of shares contemplated in this prospectus.

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For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the Underwriter that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive,

(i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The Class A Ordinary Shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

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Japan. The Class A Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Class A Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re- offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Class A Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A Ordinary Shares may not be circulated or distributed, nor may our Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Class A Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan The Class A Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A Ordinary Shares in Taiwan.

United Kingdom. An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the Class A Ordinary Shares by us.

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LEGAL MATTERS

We are represented by Sichenzia Ross Ference Carmel LLP with respect to United States federal securities law. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Appleby. Legal matters as to the PRC law will be passed upon for us by Jingtian & Gongcheng. The underwriter is represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities. Legal matters as to the PRC law in relation to the CSRC filing will be passed upon for the underwriter by Beijing Dacheng Law Offices, LLP (Shanghai). Sichenzia Ross Ference Carmel LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law, and Appleby with respect to matters governed by Cayman Islands law and Hunter Taubman Fischer & Li LLC may rely upon Beijing Dacheng Law Offices, LLP (Shanghai) with respect to matters governed by PRC law in relation to the CSRC filing.

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EXPERTS

The CFS as of May 31, 2024 and 2023, and for each of the years in the two-year period ended May 31, 2024 included in this prospectus, have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Wei, Wei & Co., LLP is located at New York, NY, United States.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statement and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes material provisions of documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

139

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AOJE INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AOJE INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AOJE INC. and subsidiaries (the “Company”) as of May 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended May 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2024.

Flushing, New York

January 10, 2025

F-2

AOJE INC.

CONSOLIDATED BALANCE SHEETS

	As of May 31,
	2024	2023
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	1,162,042	2,000
Accounts receivable	7,499,213	33,231
Accounts receivable - related parties	76,246	9,586,835
Inventories, net	7,055,074	6,652,200
Amount due from related parties	1,694	301,999
Other receivables and other current assets	277,241	21,381
Total current assets	16,071,510	16,597,646

Non-current assets
Property and equipment, net (including addition from a related party of $166,320)	3,857,359	5,344,355
Other non-current assets	234,774	182,841
Total non-current assets	4,092,133	5,527,196

TOTAL ASSETS	20,163,643	22,124,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Short-term loans	3,590,665	1,687,764
Current portion of long-term loans	1,256,732	1,420,534
Accounts payable	842,884	7,626,237
Accounts payable - related parties	35,412	137,406
Taxes payable	734,459	601,374
Deferred income, current portion	251,569	277,907
Amount due to related parties	119,399	282,209
Other current liabilities	25,714	265,854
Total current liabilities	6,856,834	12,299,285

Non-current Liabilities
Deferred income, non-current portion	389,865	409,933
Deferred tax liabilities	208,796	289,836
Total non-current liabilities	598,661	699,769

Total Liabilities	7,455,495	12,999,054

COMMITMENTS AND CONTINGENCIES (NOTE 14)

F-3

AOJE INC.

CONSOLIDATED BALANCE SHEETS (continued)

	As of May 31,
	2024	2023
	US$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares (Par value US$0.0001 per share, 470,000,000 shares authorized, 7,118,170 shares issued and outstanding)*	712	712
Class B ordinary shares (Par value US$0.0001 per share, 30,000,000 shares authorized, 20,383,830 shares issued and outstanding)*	2,038	2,038
Additional paid-in capital	7,676,903	6,349,653
Statutory reserves	593,243	348,983
Retained earnings	4,807,142	2,633,224
Accumulated other comprehensive loss	(492,951)	(305,457)
Total AOJE Inc. shareholders’ equity	12,587,087	9,029,153
Noncontrolling interests	121,061	96,635
Total shareholders’ equity	12,708,148	9,125,788

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,163,643	22,124,842

* The share information is presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

AOJE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended May 31,
	2024	2023
	US$	US$
Revenue	16,226,732	213,615
Revenue - related parties	406,109	8,753,145
Total Revenue	16,632,841	8,966,760
Cost of revenue (including cost of revenue from related parties of nil and $152,266 for years ended May 31, 2024 and 2023, respectively)	(12,481,622)	(6,946,852)
Gross profit	4,151,219	2,019,908

Operating expenses:
Selling	(114,400)	(18,273)
General and administrative	(297,206)	(203,333)
Research and development	(1,048,009)	(532,780)
Provision for impairment on inventory	(31,453)	(69,657)
Total operating expenses	(1,491,068)	(824,043)

Income from operations	2,660,151	1,195,865

Other income (loss):
Interest expense, net	(98,923)	(64,357)
Other income, net	139,246	780,615
Total other income, net	40,323	716,258

Income before income taxes	2,700,474	1,912,123

Income tax expense	(257,870)	(207,330)
Net income	2,442,604	1,704,793
Less: net income attributable to noncontrolling interests	24,426	17,048
Net income attributable to AJOE Inc.’s ordinary shareholders	2,418,178	1,687,745

Comprehensive income
Net income	2,442,604	1,704,793
Other comprehensive income
Foreign currency translation adjustments	(120,743)	(126,767)
Total Comprehensive income	2,321,861	1,578,026
Less: comprehensive income attributable to noncontrolling interests	23,219	15,780
Comprehensive income attributable to AJOE Inc.’s ordinary shareholders	2,298,642	1,562,246
Weighted average number of Class A and Class B ordinary shares outstanding *
–Basic and diluted	27,502,000	27,502,000

Earnings per ordinary share *
– Basic and diluted	0.08	0.06

*The share information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

AOJE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Ordinary shares			Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Non controlling	Total
	Class A*	Class B*	Amount*	capital	Reserves	earnings	income (loss)	Interests	Equity
			US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2022	7,118,170	20,383,830	2,750	6,349,653	178,504	1,115,958	232,288	79,587	7,958,740
Net income	-	-	-	-		1,687,745	-	17,048	1,704,793
Appropriation to statutory reserves	-	-	-	-	170,479	(170,479)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(537,745)	-	(537,745)
Balance as of May 31, 2023	7,118,170	20,383,830	2,750	6,349,653	348,983	2,633,224	(305,457)	96,635	9,125,788
Contribution from shareholders (Note 10)	-	-		1,327,250		-	-	-	1,327,250
Net income	-	-	-	-		2,418,178	-	24,426	2,442,604
Appropriation to statutory reserves	-	-	-	-	244,260	(244,260)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(187,494)	-	(187,494)
Balance as of May 31, 2024	7,118,170	20,383,830	2,750	7,676,903	593,243	4,807,142	(492,951)	121,061	12,708,148

*The share information is presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

AOJE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended May 31,
	2024	2023
	US$	US$
Cash flows from operating activities
Net income	2,442,604	1,704,793
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,279,868	1,361,733
Provision for impairment on inventory	31,453	69,657
Loss from disposal of property and equipment	968,943	-
Changes in operating assets and liabilities:
Accounts receivable	(7,466,067)	(33,231)
Accounts receivable - related parties	9,510,395	(6,409,711)
Inventories	(451,254)	(1,612,236)
Amount due from related parties	300,301	(269,260)
Other receivables and other current assets	(255,914)	24,938
Accounts payable	(6,881,753)	5,984,196
Accounts payable - related parties	(101,904)	103,009
Taxes payable	134,615	325,677
Deferred income - current portion	(25,698)	(747,031)
Amount due to related parties	(162,506)	(529,689)
Other current liabilities	(240,075)	203,823
Deferred income - non-current portion	(20,069)	172,324
Deferred tax liabilities	(80,509)	(129,073)
Net cash (used in) provided by operating activities	(1,017,570)	219,919

Cash flows from investing activities
Proceeds from disposal of property and equipment	5,407	-
Purchase of property and equipment	(894,139)	(801,865)
Net cash used in investing activities	(888,732)	(801,865)

Cash flows from financing activities
Proceed from contribution of shareholders (Note 10)	1,327,250	-
Proceeds from short-term borrowings	3,590,665	1,735,509
Repayment of borrowings	(1,851,566)	(1,157,006)
Net cash provided by financing activities	3,066,349	578,503

Effect of foreign exchange rate on cash and cash equivalents	(5)	(18)
Net increase (decrease) in cash	1,160,042	(3,461)
Cash at the beginning of the year	2,000	5,461
Cash at the end of the year	1,162,042	2,000

Supplemental disclosures of cash flow information:
Income taxes paid	257,248	-
Interest paid	90,296	65,578

The accompanying notes are an integral part of these consolidated financial statements.

F-7

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

AOJE Inc. (“AOJE” or the “Company”) was incorporated under the laws of the Cayman Islands on March 22, 2024. AOJE Inc. is a holding company with no direct business operations. The authorized shares of AOJE Inc. are 500,000,000 divided into (i) 470,000,000 Class A Ordinary Shares of par value $0.0001 each (“Class A Ordinary Shares”), of which 7,118,170 Class A Ordinary Shares are issued and outstanding, and (ii) 30,000,000 Class B Ordinary Shares of par value $0.0001 each (“Class B Ordinary Shares”), of which 20,383,830 Class B Ordinary Shares are issued and outstanding.

On March 28, 2024, AOJE Inc. established its wholly owned subsidiary, AOJEZOR Inc. (“AOJE BVI”), in the British Virgin Islands (“BVI”). AOJE BVI is an investment holding company with no direct business operations. Subsequently, on May 10, 2024, AOJE BVI incorporated its wholly owned subsidiary, Hong Kong AOJE Investment Limited (“AOJE HK”), under the laws of Hong Kong. AOJE HK is also an investment holding company with no direct business operations.

On December 5, 2024, AOJE HK incorporated AOJE Yingke under the laws of the People’s Republic of China (“PRC”). AOJE Yingke is 99% owned by AOJE HK, with Longyan Dubaite Qipei Co., Ltd. (“Dubaite”) and Guixi Jimu Asset Management Partnership (General Partnership) (“Jimu”) holding 0.67% and 0.33% ownership, respectively. AOJE Yingke is a holding company with no current business operations.

Yingtan Topnew Network Technology Co., Ltd. (“Yingtan Topnew”) was incorporated under the laws of the PRC on May 9, 2019, and became a wholly owned subsidiary of AOJE Yingke. Yingtan Topnew is one of the Company’s operating entities. On February 20, 2024, Yingtan Topnew established its wholly owned subsidiary, Integrated Demonstration Zone of the Yangtze River Delta (Suzhou Wujiang) Aojezor Research and Development Co., Ltd. (“AOJE Suzhou”), under the laws of the PRC, which is also an operating entity of the Company.

Through a restructuring accounted for as a reorganization of entities under common control (the “Reorganization”), AOJE Inc. became the ultimate parent company of these subsidiaries. Collectively, AOJE Inc. and its subsidiaries are referred to as “the Company.” The Reorganization was undertaken to facilitate international capital-raising. Since the Company’s entities were controlled by the same shareholders before and after the Reorganization, the transaction is considered a common control reorganization. Accordingly, the Company’s consolidated financial statements (“CFS”) are prepared at historical cost as if the Reorganization occurred at the beginning of the earliest period presented.

The Company believes it was appropriate to reflect the reorganization on a retroactive basis as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Company retroactively adjusted all share and per share data for all periods presented. The CFS are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the CFS.

F-8

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

After the Reorganization, AOJE Inc.’s corporate structure is as follows:

AOJE Inc. conducts all of its operations in China through its operating subsidiary, Yingtan Topnew. The main business of the operating subsidiary is to provide clients a range of home products and automotive components, including product design, production, repair, and testing. The Company’s primary product categories are: antibacterial cabinet products, motor commutators, and wrought iron furniture products, which are produced using automated processes in its facility in the PRC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission.

F-9

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation

The CFS include the financial statements of the Company and its majority-owned subsidiaries. All transactions and balances between the Company and its subsidiaries were eliminated in consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Noncontrolling interests are the percentage of the net assets of a subsidiary attributable to interests that are owned by the outside shareholders. The noncontrolling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total loss between noncontrolling shareholders and the shareholders of the Company.

Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, the allowance for inventory impairment and obsolescence, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s CFS are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income.

F-10

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The value of RMB against US$ and other currencies is subject to changes of central government policies and international economics and political developments affecting supply and demand in the China foreign exchange trading system market. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines has the currency exchange rates that were used in preparing the CFS:

	May 31,		For the years ended May 31,
	2024	2023	2024	2023
Foreign currency
RMB:1USD	7.2410	7.1100	7.2712	6.9144

Currency exchange is subject to PRC governmental regulation of currency conversion. These regulations have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Fair value of financial instruments

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, and other current assets, accounts payable, short-term bank borrowings and other current liabilities, approximate their FV because of the short maturity of these instruments and market rates of interest.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable from both third parties and related parties, due from/to related parties, other receivables, accounts payable to both third parties and related parties, short-term and long-term bank loans, taxes payable, and other payables, approximate the FV of the respective assets and liabilities as of May 31, 2024 and 2023 owing to their short-term or present value nature or present value of the assets and liabilities.

F-11

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added to or withdrawn without limitation. The Company maintains its bank accounts in Mainland China.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of three months or less.

Accounts receivable

Accounts receivable include trade accounts due from customers or related parties. Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest.

Accounts receivable are presented net of an allowance for credit losses in accordance with ASC 326. On June 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “asset impairment losses” in the consolidated statements of operations and comprehensive loss. The Company assesses the collectability of accounts receivable on a periodic basis, taking into consideration a variety of factors, including the age of the receivables, historical loss experience, customer payment history, current creditworthiness, and macroeconomic conditions that may affect customers’ ability to pay. The allowance for credit losses reflects management’s estimate of expected losses over the contractual term of the receivables. Accounts are written off against the allowance when management determines that the receivable is uncollectible.

As of May 31, 2024 and 2023, all accounts receivable were deemed collectible, and as of the date of this prospectus, the Company had collected all outstanding balances, and no allowance for credit losses was considered necessary against accounts receivable.

Inventories, net

Inventories consist of raw materials and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This assessment involves estimating future selling prices based on market conditions and the physical condition of the inventory. If the net realizable value is lower than the cost, the inventory is written down to its net realizable value, ensuring that the carrying amount does not exceed the expected recoverable amount.

When inventories that have been previously written down due to impairment are subsequently sold, the related impairment provision is written off against the carrying amount of the inventories. The write-off is recognized as a reversal of the impairment provision in the same financial period when the inventories are sold.

F-12

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements, renovation and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. No such events were identified for the periods presented.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	5%
Appliances, tools and furniture	5 years	5%
Vehicles	5 years	5%
Facility renovation	5 years	0%
Electronic equipment	2-3 years	5%

Impairment of long-lived assets

Long-lived assets, including property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The Company firstly analyzes whether there are signs of impairment of long-lived assets, and then assesses the recoverability of the assets based on the undiscounted future cash flows. The assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of May 31, 2024 and 2023, no impairment of long-lived assets was recognized.

F-13

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating Leases

The Company adopted ASC 842, Leases (“ASC 842”) on June 1, 2022, using the modified retrospective transition method and adopted the package of practical expedients, which allowed the Company to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. Upon adoption of ASC 842, the Company elected to use the remaining lease term as of January 1, 2021 in estimation of the applicable discount rate for leases that were in place at adoption.

In evaluating whether an agreement constitutes a lease upon adoption of ASC 842, the Company reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Company categorizes leases with contractual terms longer than 12 months as either operating or finance lease at the commencement date of a lease. All the leases of the Company are operating leases. The Company also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Company’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

Short-term and long-term loans

The Company recognizes loans, whether short-term or long-term, at the proceeds received, net of any directly attributable transaction costs. Short-term loans are those due to be repaid within one year from the date they are incurred, while long-term loans have an original maturity exceeding one year. Loans that become due within one year from the balance sheet date are classified as current liabilities.

Subsequent to initial recognition, loans are measured at amortized cost using the effective interest method, which allocates the interest expense over the loan term based on the carrying amount of the loan. The interest expense includes both the interest payments and the amortization of any transaction costs over the term of the loan. When a loan is repaid, the associated liability is removed from the Company’s CFS.

F-14

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The process involves multiple steps: (a) identifying the contract with a customer, (b) identifying the performance obligations in the contract, (c) determining the transaction price, (d) allocating the transaction price to the performance obligations in the contract, and (e) recognizing revenue when (or as) the performance obligations are satisfied.

The Company’s revenue is primarily derived from the sale of three categories of products: (a) antibacterial cabinet products, (b) wrought iron furniture products, and (c) commutator, copper material and related products. The contracts with customers specify the product details, delivery terms, and payment conditions. Each product is manufactured based on customer specifications and is typically delivered directly to the customer. Revenue is recognized when control of the products is transferred to the customer, which usually coincides with the physical delivery and acceptance of the products by the customer. Payment terms are generally based on customer agreements, where payments are due within 30 business days after the customer confirms receipt of the products and the Company issues an invoice.

Revenue from the sale of scrap materials is recognized in accordance with ASC 606 when control of the scrap materials is transferred to the buyer, which typically occurs at the point of delivery. The Company evaluates the terms of each transaction to determine the specific point at which control transfers. These transactions are recorded net of applicable taxes and are not considered part of the Company’s primary business activities.

Upon delivery, revenue is recorded net of value-added tax (“VAT”). Control of the products is considered transferred when the customer has the ability to direct the use of, and obtain substantially all the benefits from, the products. The Company assesses each contract to ensure that all performance obligations are met before recognizing revenue.

Historically, the Company has experienced minimal returns, refunds, or warranty-related claims, with annual costs for such obligations being consistently insignificant (less than $10,000). As a result, the Company does not maintain specific accounting policies or provisions for these obligations. The Company monitors the nature and frequency of such claims and will establish appropriate policies if circumstances change in the future.

In accordance with ASC 606, revenue is recognized when the performance obligations identified in the contract are satisfied, which typically occurs at the point of delivery when the customer has accepted the products and all risks and rewards of ownership have transferred. In addition, the Company determines itself as a principal under trade transactions, and the revenue should be recognized on a gross basis (net of VAT).

Revenue for the years ended May 31, 2024 and 2023, consisted of the following categories:

	Year Ended May 31,
	2024	2023
	US$	US$
Antibacterial cabinet	10,587,639	5,576,886
Wrought iron furniture	1,921,388	1,115,639
Commutator, copper material and related products	4,123,814	2,274,235
Total revenue	16,632,841	8,966,760

F-15

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of revenue

The cost of revenue reflects the costs incurred to produce the Company’s products. These costs are initially recorded as inventory during the production process, including raw materials, direct labor, and manufacturing overhead, which are tracked and allocated to each product based on actual usage. The Company applies the weighted average method to calculate the unit cost of inventory, ensuring a consistent and systematic approach to cost allocation. Upon the sale of products, the corresponding inventory costs are recognized as cost of revenue. This process ensures that the production costs incurred are accurately matched with the revenue generated, reflecting the economic flow of resources.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses primarily include expenses for sales and marketing activities, general corporate overhead, and administrative functions. These expenses typically consist of salaries and benefits for sales and administrative personnel, professional service fees, office-related costs, and other general corporate expenses. SG&A expenses are recognized on an accrual basis as incurred. These costs are incurred to support the Company’s operations and are not directly attributable to the provision of services.

Research and development expenses

Research and development (“R&D”) expenses include costs directly attributable to the Company’s continuous efforts to improve product performance and optimize production processes. These expenses cover raw materials used in experiments and prototypes, salaries and benefits for R&D staff, depreciation of specialized equipment, and costs for external technology consultants and design. These efforts focus on enhancing the durability, functionality, and efficiency of the Company’s product lines, including innovations in material usage and production techniques. The Company’s R&D activities are aimed at refining existing product designs, improving manufacturing efficiency, and incorporating new materials to better meet customer demands. All costs associated with research and development are expensed as incurred.

Government subsidies and deferred income

Government subsidies refer to monetary or non-monetary assets that the Company receives from the government at no cost. The primary subsidy received by the Company pertains to the rent of its manufacturing facility, which is subsidized by the local government as part of an initiative to support regional industrial development. Additionally, the Company receives other government subsidies based on its tax contributions, operational scale, and compliance with local industrial policies, as well as specific subsidies provided for the purchase of equipment and facility renovations. These subsidies are intended to encourage business growth and enhance local economic development.

For subsidies related to equipment and facility renovations, the Company recognizes these amounts as deferred income in the balance sheet and amortizes them into other income over the useful life of the related assets, in line with the depreciation or amortization period. This approach aligns the recognition of subsidy income with the associated expense of the assets, ensuring an appropriate matching of income and expense in the CFS.

Other government subsidies, which are not tied to specific assets, require the Company to meet various conditions such as ongoing operations, tax contributions, and adherence to local industrial policies. These subsidies are recognized as other income upon actual receipt of the related cash from government.

F-16

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mainland China employee contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were $16,539 and $23,779 for the years ended May 31, 2024 and 2023, respectively.

Income taxes

AOJE Inc.’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended May 31, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes.” The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes.

ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of May 31, 2024 and 2023.

Value added tax (“VAT”)

Sales revenue is the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying CFS. All of the VAT returns filed by AOJE Inc.’s subsidiaries in the PRC, were and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per share

AOJE Inc. computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the income available to ordinary shareholders of AOJE Inc. by the weighted average ordinary shares outstanding during the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. . For the years ended May 31, 2024 and 2023, there were no dilutive shares.

F-17

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments from AOJE Inc. not using U.S. dollar as its functional currency.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities, including a foreign-invested enterprise in China, must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated losses.

Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC 450-20, “Loss Contingencies,” the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Related parties

The Company identifies related parties in accordance with ASC 850-10. Related parties include individuals or entities that directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. This includes principal owners, members of management, immediate family members of principal owners and management, and other entities where significant influence exists over management or operating policies.

The Company discloses material related party transactions, including the nature of the relationship, the terms and conditions of the transactions, and their financial impact. Where transactions are conducted on terms equivalent to those prevailing in arm’s length transactions, such terms are disclosed, where determinable.

Significant risks

Liquidity risk

The Company is also exposed to liquidity risk which is the risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term financing to meet its liquidity needs, if necessary.

F-18

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Currency risk

A majority of the Company’s expenses transactions are denominated in RMB and all of AOJE Inc. and its subsidiaries’ assets and liabilities are denominated in RMB. The exchange of RMB is subject to PRC governmental regulation of currency conversion. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $69,000) for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

All the Company’s operations are conducted in the PRC, and thus the Company’s business is subject to the evolving laws and regulations there. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, may restrict or otherwise unfavorably impact the ability or manner in which the Company conduct business and could materially impact the Company’s operations. Additionally, industry-specific conditions and market dynamics in the PRC could influence the Company’s ability to sustain its performance.

The Company faces concentration risk as a result of its significant reliance on a major customer, Guixi Brand New Trading Co., Ltd. (“Guixi Brand”), which accounted for 84.2% and 97.0% of total sales for the years ended May 31, 2024 and 2023, respectively. As of May 31, 2024 and 2023, trade receivables from Guixi Brand were 74.9% and 99.7% of the total receivable balance from ordinary business operations. Any decrease in sales to this major customer could adversely impact the Company’s operations and cash flows if sales to other customers do not increase accordingly.

On the supplier side, Yingtan Saila Intelligent Technology Co., Ltd. (“Saila”) accounted for 52.1% and 17.8% of the Company’s total purchases, and Yingtan Jien New Materials Co., Ltd. (“Jien”) accounted for 33.9% and 71.9% of the Company’s total purchases for the years ended May 31, 2024 and 2023, respectively. As of May 31, 2024 and 2023, accounts payable to Saila accounted for 52.2% and 15.6%, and accounts payable to Jien accounted for 0% and 80.8% of total accounts payable, respectively. Any disruption in the supply chain or inability to procure goods from these major suppliers on favorable terms could adversely affect the Company’s operations, production schedules, and profitability if alternative suppliers are not identified or if replacement costs are significantly higher.

The Company also manages credit risk arising from financial instruments such as cash and cash equivalents, accounts receivable, and amounts due from related parties. Although a portion of sales is conducted on credit, the Company mitigates this risk through regular credit evaluations of its customers. Historically, the Company has not experienced material credit losses, including from its major customer, Guixi Brand, reflecting the Company’s effective credit risk management practices.

F-19

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Recent accounting pronouncements

The Company consistently reviews and evaluates the applicability and impact of newly issued accounting standards updates (“ASUs”) as part of its ongoing commitment to ensuring the accurate and timely reflection of changes in accounting guidance within its CFS. As part of this process, management periodically monitors and assesses the potential effects of recently issued accounting standards on the Company’s financial reporting framework.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retroactive application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its CFS.

In November 2023, the FASB issued a new ASU to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting — Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The Company is currently evaluating the potential impact of adopting this new guidance on its CFS.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

F-20

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE

Ageing analysis of accounts receivable is as follows:

	As of May 31,
	2024	2023
	US$	US$
- Within 3 months	6,190,823	3,305,793
- 3 months to 6 months	1,384,636	1,841,948
- 6 months to 12 months	-	3,963,163
- over 1 year	-	509,477
Accounts receivable	-	9,620,382
Less: allowance for credit losses	-	-
Total accounts receivable, net	7,575,459	9,620,382

As of May 31, 2023, accounts receivable from the Company’s major customer, Guixi Brand, was classified as accounts receivable - related parties, with a balance of $9,586,747. This classification was based on the common ownership between Guixi Brand and the Company’s controlling shareholder as of that date.

On June 8, 2023, control of Guixi Brand was transferred from Mr. Keqiang Cai to an independent third party. As a result of this transfer, Guixi Brand ceased to be under common control with Yingtan Topnew and no longer qualified as a related party from that date onward. Following the change in ownership, Guixi Brand operates independently and is no longer considered to have any direct or indirect influence from Yingtan Topnew’s controlling shareholder. Consequently, as of May 31, 2024, the balance of accounts receivable from Guixi Brand of $5,677,985, was reclassified to accounts receivable, third parties.

No allowance for expected credit losses was recorded as of May 31, 2024, or May 31, 2023, as the Company has not experienced any historical credit losses with its customer base, including Guixi Brand. Subsequent to these balance sheet dates, and up to the date of prospectus, all accounts receivable, including those aged over one year, were collected.

F-21

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of May 31,
	2024	2023
	US$	US$
Raw material	4,269,738	3,587,164
Finished goods	2,816,685	3,132,777
Total inventories	7,086,423	6,719,941
Less: Inventories allowance	(31,349)	(67,741)
Inventories, net	7,055,074	6,652,200

Inventories consist of raw materials and finished goods, and are stated at the lower of cost or net realizable value, with cost determined using the weighted-average method. The Company periodically reviews its inventories to identify any items that may be slow-moving, obsolete, or whose cost may exceed their net realizable value.

The movement of inventory impairment is as follows:

	As of May 31,
	2024	2023
	US$	US$
Balance at beginning of the year	67,741	20,042
Provision for current year	31,453	69,657
Write-off *	(66,175)	(19,338)
Foreign currency translation difference	(1,670)	(2,620)
Balance at end of the year	31,349	67,741

* The Company recognizes a write-off of inventory impairment provision when the related inventory, previously written down due to impairment, is sold.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of May 31,
	2024	2023
Machinery and equipment	3,308,552	4,979,495
Facility renovation	2,356,473	1,589,867
Electronic equipment	1,400,333	1,412,758
Appliances, tools and furniture	628,505	616,802
Buildings	334,274	340,433
Vehicles	128,537	172,563
Subtotal	8,156,674	9,111,918
Less: accumulated depreciation	(4,299,315)	(3,767,563)
Property, and equipment, net	3,857,359	5,344,355

Buildings with net book values of $207,788 and $223,393, along with certain machinery and equipment valued at $2,628,297 and $3,164,328, were pledged as collateral for loans as of May 31, 2024 and 2023, respectively.

F-22

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LEASES

Yingtan Topnew, entered into a lease on November 15, 2019, with Guixi Xingshenghe Industrial Co., Ltd. (the “Landlord”) for production and office space in Guixi City, Jiangxi Province. The lease covered 27,540 square meters, from November 15, 2019, to November 14, 2022. The monthly rental was RMB220,350 (($30,531 and $31,868 for years ended May 31, 2024 and 2023, respectively, based on the average exchange rates for those respective years), subsidized by the local government as part of an initiative to support local industrial development. The government directly paid the rent on behalf of Yingtan Topnew throughout the lease term.

Upon the expiration of the lease in November 2022, Yingtan Topnew attempted to purchase the facility but encountered certain difficulties with the transfer of ownership. As a result, the local government arranged for Yingtan Topnew to continue using the facility rent-free. This is considered a temporary arrangement, and as of the date of this financial report, no further progress was made regarding the ownership or formalization of a new lease agreement.

Due to the absence of a formal lease agreement and uncertainty regarding the duration of the current arrangement, the Company believes that the current usage does not meet the requirements for recognition of a ROU asset or lease liability under ASC 842. Therefore, the Company has not recognized any ROU asset or lease liability for the facility.

The economic benefit of rent-free usage is recognized as government subsidy income (note 11), with a corresponding payable recorded to the government. As no cash payments are involved, there is no impact on the Company’s cash flow.

Lease expense was allocated to the following cost and expense items:

	Years Ended May 31,
	2024	2023
	US$	US$
Cost of revenue	263,107	277,248
General and administrative	57,413	58,471
Research and development	45,805	46,648
	366,325	382,367

NOTE 7 – SHORT-TERM LOANS AND LONG-TERM LOANS

Loans consisted of the following:

	As of May 31, 2024
	Principal	Annual	Contract	Secured
	Amount	Interest Rate	Term	by
Bank of China	1,104,820	3.65%	2024.3-2025.3	Guarantee*
Agricultural Bank of China	1,381,025	4.60%	2023.6-2024.6	Collateral**
China Construction Bank	414,307	3.45%	2024.5-2025.5	Guarantee*
Bank of Beijing	690,513	4.10%	2024.5-2025.5	Guarantee*
	3,590,665
Jiangxi province Guixi Economic Development Zone management committee	1,256,732	0.00%	2020.7-2023.7	Collateral***
Total	4,847,397

F-23

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SHORT-TERM LOANS AND LONG-TERM LOANS (continued)

	As of May 31, 2023
	Principal	Annual	Contract	Secured
	Amount	Interest Rate	Term	by
Bank of China	1,125,176	3.65%	2023.3-2024.3	Guarantee*
Agricultural Bank of China	562,588	4.45%	2022.6-2023.6	Collateral**
	1,687,764
Jiangxi province Guixi Economic Development Zone management committee	1,420,534	0.00%	2020.7-2023.7	Collateral***
Total	3,108,298

* These loans are secured by personal guarantees provided by Mr. Keqiang Cai, a major shareholder of the Company.

** The loan is secured by buildings pledged as collateral by the Company, with net book values of $207,788 and $223,393 as of May 31, 2024 and 2023, respectively.

*** The three-year long-term loan, originally maturing in July 2023, expired as of the reporting date. The Company intends to repay the outstanding balance by the end 2026, and the lender acknowledged the repayment plan, though no formal documentation was finalized. As such, the loan is classified under current liabilities. The loan is secured by certain machinery and equipment pledged as collateral, with net book values of $2,628,297 and $3,164,328 as of May 31, 2024 and 2023, respectively. Additionally, the loan is personally guaranteed by Mr. Keqiang Cai, a major shareholder of the Company.

Interest expense on the above loans was to $99,318 and $64,588 for the years ended May 31, 2024 and 2023, respectively.

NOTE 8 –TAXES PAYABLE

Taxes payable consisted of the following:

	As of May 31,
	2024	2023
	US$	US$
Income tax	647,163	583,260
VAT	84,095	15,029
Other tax	3,201	3,085
Tax payable	734,459	601,374

NOTE 9 –DEFERRED INCOME

Deferred income arises from government subsidies received for facility renovations and the purchase of machinery and equipment (Note 11). These subsidies are initially recorded as deferred income and amortized into other income over the useful life of the related assets, in line with their depreciation schedules. The movements in deferred income is summarized as follows:

	Years Ended May 31,
	2024	2023
	US$	US$
Balance at beginning of the year	687,840	1,027,507
Current year addition	239,705	-
Transferred to other income	(273,779)	(284,113)
Foreign currency translation difference	(12,332)	(55,554)
Balance at end of the year	641,434	687,840

F-24

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –DEFERRED INCOME (continued)

The following table summarizes the amounts to be transferred to other income as of May 31, 2024 by year:

US$
Within 1 year	251,569
1 - 2 years	91,455
2 - 3 years	89,695
Over 3 years	208,715
641,434

NOTE 10 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of the Cayman Islands on March 22, 2024. The authorized number of ordinary shares was 500,000,000 shares with a par value of $0.0001 per ordinary share, which were divided into 470,000,000 Class A Ordinary Shares and 30,000,000 Class B Ordinary Shares. 7,118,170 Class A Ordinary Shares and 20,383,830 Class B Ordinary shares were issued as of March 22, 2024.

The Company has retroactively restated all share and per share data for all periods presented pursuant to ASC 260 (Note 1). As a result, the Company had 500,000,000 authorized ordinary shares, par value $0.0001 per share, of which 7,118,170 Class A Ordinary Shares and 20,383,830 Class B Ordinary shares were issued and outstanding as of May 31, 2024 and 2023.

Contribution from shareholders

During the year ended May 31, 2024, the shareholders of Yingtan Topnew made capital injections to support its operations and development. The details are as follows:

		Amount
Cash injection by:	Date	US$
Jimu	2023/12/28	235,542
Dubaite	2024/3/4	52,795
Dubaite	2024/3/18	207,500
Dubaite	2024/3/19	138,334
Dubaite	2024/3/20	96,870
Dubaite	2024/3/21	110,708
Dubaite	2024/5/29	485,501
		1,327,250

Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by AOJE Yingke and its subsidiaries, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the CFS prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Remittance of dividends by a foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

Foreign exchange and other regulations in the PRC may regulate the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans, and advances. Amounts regulated include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of May 31, 2024 and 2023, restricted net assets of the Company’s PRC subsidiaries were $8.3 million and $6.7 million, respectively.

F-25

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OTHER INCOME NET

Other income, net consisted of the following:

	Years Ended May 31,
	2024	2023
	US$	US$
Government subsidies, facility rental	366,325	382,367
Government subsidies, facility renovation	273,779	284,113
Government subsidies, other	156,450	146,318
Loss from disposal of property and equipment	(968,943)	-
Scrap sales and other, net	311,635	(32,183)
Total other income (loss), net	139,246	780,615

Facility Rental Subsidies:

The local government provides subsidies to cover the rent for certain of the Company’s manufacturing facilities (Note 6). These subsidies are part of an initiative to support regional industrial development. There are no cash outflows for facility rental; instead, the Company records a rental expense and a corresponding amount in other income to reflect the economic benefit from using these facilities. To qualify for these subsidies, the Company is required to maintain operations in the subsidized facilities and comply with local industrial policies, including maintaining certain employment levels or production standards where applicable.

Facility Renovation Subsidies:

Subsidies for facility renovations and machinery and equipment are initially recorded as deferred income (Note 9) upon receipt and subsequently amortized into other income over the useful life of the renovated assets or the equipment, aligning with their depreciation schedules. These subsidies are provided to support specific renovation projects and equipment purchases approved by the local government. The Company is required to use the subsidized assets in accordance with the approved purpose and comply with relevant local industrial policies.

Other Government Subsidies:

The Company also receives government subsidies based on its operational scale, tax contributions, and compliance with local industrial policies. These subsidies are recognized as other income when the related cash is received from the government and all specified conditions are satisfied. To qualify for these subsidies, the Company must meet certain criteria, including maintaining continuous operations, achieving specified tax contribution thresholds, and adhering to local industrial development guidelines. The specific amounts and terms vary depending on the Company’s annual performance and regional policy updates.

F-26

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

AOJE Inc. is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

AOJE BVI is incorporated in the BVI and are not subject to tax on income or capital gains under current BV law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

AOJE HK is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Yingtan Topnew was approved as an HNTE in November 2021, Yingtan Topnew is entitled to a reduced income tax rate of 15% for 3 years (2022, 2023, and 2024). The Company has reapplied and received the renewed HNTE certificate on October 28, 2024, which will remain valid for a period of three years.

Income tax savings due to preferential rates on taxable subsidiaries for the years ended May 31, 2024 and 2023 was $270,047 and $191,212, respectively.

The Company’s basic and diluted earnings per shares would have been lower by $0.01 and $0.01 per share for the years ended May 31, 2024 and 2023, respectively, without the preferential tax rate reduction.

The provision for income taxes consisted of the following:

	Years Ended May 31,
	2024	2023
	US$	US$
Current	333,917	316,072
Deferred	(76,047)	(108,742)
Income tax provision	257,870	207,330

The following table reconciles the PRC profit before tax to the Company’s tax expense:

	Years Ended May 31,
	2024	2023
China statutory income tax rate	25.0%	25.0%
Preferential tax rate reduction	(10.0%)	(10.0%)
Research and development credit*	(5.9%)	(4.2%)
Non-deductible expenses	0.4%	0.0%
Effective tax rate	9.5%	10.8%

* The Company can claim deductions on qualifying R&D expenses under local tax regulations, which reduce its taxable income.

F-27

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

Deferred tax liabilities

Components of deferred tax liabilities were as follows:

	As of May 31,
	2024	2023
	US$	US$
Depreciation	208,796	289,836
Deferred tax liabilities	208,796	289,836

The movement of deferred tax liabilities and assets is as follows:

	Years Ended May 31,
	2024	2023
	US$	US$
Balance at beginning of the year	289,836	421,588
Current year realized	(76,047)	(108,742)
Foreign exchange difference	(4,993)	(23,010)
Balance at end of the year	208,796	289,836

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of May 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

F-28

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS

The table below sets the major related parties and their relationships with the Company during the years ended May 31, 2024 and 2023:

Name of Related Parties	Relationship with the Company
Mr. Keqiang Cai	Controlling shareholder of the Company
Mr. Jun Chen	Vice president of the Company
Mr. Huakui Zhang	Legal representative of parent company of Guixi Brand, which has not been classified as a related party since June 9, 2023.
Guixi Brand	A company controlled by Keqiang Cai, the Company’s controlling shareholder before June 8, 2023. This company has not been classified as a related party since June 9, 2023.
Fuzhou Aojiezhuo Import and Export Co., Ltd. (“Aojiezhuo”)	A subsidiary of Guixi Brand. Aojiezhuo has not been classified as a related party since June 9, 2023.
Rui’an Longxing Electromechanical Parts Factory (“Longxing”)	A company owned by the parents of Keqiang Cai, the Company’s ultimate controlling shareholder
Jimu	An intermediate holding entity of Yingtan Topnew before Reorganization. Jimu is controlled by Keqiang Cai, the controlling shareholder of the Company.
Dubaite	An intermediate holding entity of Yingtan Topnew before Reorganization. Dubaite is controlled by Keqiang Cai, the controlling shareholder of the Company.

Significant transactions with related parties were as follows:

	Years Ended May 31,
	2024	2023
	US$	US$
Revenue from Guixi Brand as a related party *	-	8,696,360
Revenue from Longxing **	406,109	56,785
	406,109	8,753,145

Renovation of facilities from Mr. Huakui Zhang	-	166,320
Materials purchase from Longxing**	-	45,206
Materials purchase from Aojiezhuo	-	107,061

Transactions with above related parties were conducted under normal commercial terms and conditions, at market prices.

* Since Guixi Brand was no longer classified as a related party from June 9, 2023, and there were no sales transactions conducted with Guixi Brand from June 1 to June 8, 2023, the revenue from Guixi Brand as a related party was nil for the year ended May 31, 2024. Additionally, the revenue from Guixi Brand as a third party, was $14,006,118 for year ended May 31, 2024.

** The Company purchased copper material from Longxing and sold commutators and copper bars products to Longxing.

F-29

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

The following were related party balances as of May 31, 2024 and 2023:

	As of May 31,
	2024	2023
	US$	US$
Accounts receivable from related parties
Due from Guixi Brand as a related party*	-	9,586,747
Due from Longxing	76,246	88
	76,246	9,586,835
Amounts due from related parties
Due from Mr. Keqiang Cai**	1,694	61,765
Due from Aojiezhuo***	-	316
Due from Jimu***	-	239,918
	1,694	301,999

Payments terms with related parties were made under normal commercial terms, and the balances with related parties were fully received as of the date of prospectus.

* Since Guixi Brand was no longer classified as a related party from June 9, 2023, there was a nil balance with Guixi Brand as a related party as of May 31, 2024. In addition, accounts receivable from Guixi brand as a third party was $5,677,985 as of May 31, 2024.

**The amount is a loan from the Company to major shareholder, Mr. Keqiang Cai. The loan is unsecured, interest-free, and was repaid as of the date of prospectus.

***The amount is a loan from the Company to Jimu and Aojiezhuo. The loan is unsecured, interest-free, and was repaid as of the date of prospectus.

	As of May 31,
	2024	2023
	US$	US$
Accounts payable to related parties
Longxing*	35,412	35,431
Dubaite*	-	101,975
	35,412	137,406
Amounts due to related parties
Due to Mr. Jun Chen **	119,385	101,477
Due to Mr. Huakui Zhang	-	161,744
Due to Mr. Keqiang Cai**	14	-
Due to Dubaite **	-	18,988
	119,399	282,209

* Accounts payable to these related parties are amounts due for material purchases. Payment terms with related parties were in line with normal commercial practices, and $1,889 was settled as of the date of the report.

** The balances mainly expenses paid on behalf of the Company for daily operations, $22,096 were settled with Mr. Jun Chen as of the date of the report.

F-30

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the CFS. As of May 31, 2024, the Company had no outstanding litigation.

NOTE 15 – SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expenses are derived in the PRC. Therefore, no geographical segments are presented.

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products and services are sold or provided in the PRC.

NOTE 16 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through January 10, 2025, the date the CFS were available to be issued. No significant subsequent events were identified that would require adjustment or disclosure in the CFS.

AOJE INC. AND SUBSIDIARIES

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company.

For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income of the subsidiaries is presented as “share of income of subsidiaries.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

F-31

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of May 31, 2024 and 2023.

AOJE INC.

SCHEDULE I—CONDENSED BALANCE SHEETS

	As of May 31,
	2024	2023
	US$	US$
ASSETS
Non-current assets
Investment in subsidiaries	12,708,148	9,125,788
TOTAL ASSETS	12,708,148	9,125,788

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Total Liabilities	-	-
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares (Par value US$0.0001 per share, 470,000,000 shares authorized, 7,118,170 shares issued and outstanding)*	712	712
Class B ordinary shares (Par value US$0.0001 per share, 30,000,000 shares authorized, 20,383,830 shares issued and outstanding)*	2,038	2,038
Additional paid-in capital	7,676,903	6,349,653
Statutory reserves	593,243	348,983
Retained earnings	4,807,142	2,633,224
Accumulated other comprehensive loss	(492,951)	(305,457)
Total AOJE Inc. shareholders’ equity	12,587,087	9,029,153
Noncontrolling interests	121,061	96,635
Total shareholders’ equity	12,708,148	9,125,788

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,708,148	9,125,788

* Retroactively adjusted for the effect of the reorganization (see Note 10).

F-32

AOJE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AOJE INC.

SCHEDULE I—CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended May 31,
	2024	2023
	US$	US$
Share of income of subsidiaries	2,442,604	1,704,793
Net income	2,442,604	1,704,793
Less: net income attributable to noncontrolling interests	24,426	17,048
Net income attributable to AJOE Inc.’s ordinary shareholders	2,418,178	1,687,745

Comprehensive income
Net income	2,442,604	1,704,793
Other comprehensive income
Foreign currency translation adjustments	(120,743)	(126,767)
Total Comprehensive income	2,321,861	1,578,026
Less: comprehensive income attributable to noncontrolling interests	23,219	15,780
Comprehensive income attributable to AJOE Inc.’s ordinary shareholders	2,298,642	1,562,246

F-33

AOJE INC.

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended May 31,
	2024	2023
	US$	US$
Cash flows from operating activities
Net income	2,442,604	1,704,793
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(2,442,604)	(1,704,793)
Net cash provided by operating activities	-	-
Net increase in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the year	-	-
Cash and cash equivalents at the end of the year	-	-

F-34

AOJE INC.

PROSPECTUS

                  , 2025

Until and including          , 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as the underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The amended and restated articles of association of AOJE Cayman provide that every director, secretary and officer for the time being of AOJE Cayman or any trustee for the time being acting in relation to the affairs of the Company shall, in the absence of actual fraud or willful default or as otherwise required by law, be indemnified by AOJE Cayman against, and it shall be the duty of the directors out of the funds and other assets of AOJE Cayman to pay, all costs, losses, damages and expenses, including travelling expenses, which any such director, secretary or officer may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such director, secretary or officer or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority over the shareholders and over all other claims.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification by the underwriter of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, AOJE Cayman issued the following shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act. No underwriters were involved in these issuances of shares.

Purchaser	Date of Issuance	Number of Securities	Total Consideration
Jim Investment Limited	March 22, 2024	443,105 ordinary shares of par value US$0.10 each	$44,310.5
Goldpin International Investment Co., Ltd	March 22, 2024	56,895 ordinary shares of par value US$0.10 each (including 1 ordinary share transferred by ICS Corporate Services (Cayman Limited)	$5,689.5
Jim Investment Limited	December 9, 2024	20,382,830 Class B Ordinary Shares of par value US$0.0001 each (including 1,000 Class B Ordinary Shares held upon corporate reorganization)	$2,038.283
Goldpin International Investment Co., Ltd	December 9, 2024	2,617,170 Class A Ordinary Shares of par value US$0.0001 each (including 1,000 Class A Ordinary Shares held upon corporate reorganization)	$261.717
Broad Investment Securities LLC	December 16, 2024	2,500,000 Class A Ordinary Shares of par value US$0.0001 each	$825,000
Yi Kim International Ltd.	December 16, 2024	2,000,000 Class A Ordinary Shares of par value US$0.0001 each	$660,000

In March 2024, as part of the corporate reorganization to prepare for this offering, AOJE Cayman was incorporated and a total of 443,105 ordinary shares of par value US$0.10 each were held by Jim Investment Limited and 56,895 ordinary shares of par value US$0.10 each were held by Goldpin International Investment Co., Ltd. Subsequently in December 2024, AOJE Cayman undertook a share subdivision and share capital reorganization to establish its dual-class share structure, and in connection therewith AOJE Cayman reclassified its then existing shares and issued certain new shares, as a result of which AOJE Cayman had 7,117,170 Class A Ordinary Shares and 20,382,830 Class B Ordinary Shares issued and outstanding prior to this offering. The payment terms for the subscription of our Class A Ordinary Shares by Broad Investment Securities LLC and Yi Kim International Ltd. are set out in Exhibit 10.8 and 10.9 of this registration statement on Form F-1.

II-1

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the Class A Ordinary Shares being registered
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*†	Form of Employment Agreement between the Registrant and its executive officers
10.3*	Translation of the Bank Loan Agreement with Bank of Beijing Co., Ltd., Nanchang Branch
10.4*	Translation of the Bank Loan Agreement with Agricultural Bank of China Co., Ltd., Yingtan Branch
10.5*	Translation of the Bank Loan Agreement with Bank of China Co., Ltd., Guixi Sub-branch
10.6*	Translation of the Bank Loan Agreement with China Construction Bank
10.7*	Translation of the Loan Agreement with Guixi EDZMC
10.8*	Share Purchase Agreement dated December 12, 2024 between AOJE Inc. and Broad Investment Securities LLC
10.9*	Share Purchase Agreement dated December 12, 2024 between AOJE Inc. and Yi Kim International Ltd.
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Wei, Wei & Co., LLP
23.2*	Consent of Appleby (included in exhibit 5.1)
23.4*	Consent of Jingtian & Gongcheng (included in exhibit 99.2)
24.1*	Power of Attorney (included in the signature page)
99.1*	Code of Business Conduct and Ethics of the registrant
99.2*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters
99.3*	Consent of HK Credible Market Research Co., Limited
99.4*	Consent of Independent Director nominee
99.5*	Consent of Independent Director nominee
99.6*	Consent of Independent Director nominee
107*	Filing Fee Table

* To be filed by amendment

† Executive Compensation Plan or Agreement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of        , China, on           , 2025.

AOJE INC.

By:
Name:	Keqiang Cai
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Keqiang Cai, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer) and Director	, 2025
Name: Keqiang Cai

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2025
Name: Maosheng Fan

II-3

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of AOJE Inc., has signed this registration statement or amendment thereto in Delaware on       , 2025.

Authorized U.S. Representative

By:
Name:
Title:

II-4